As filed with the Securities and Exchange Commission on February 15, 2022

Securities Act File No. 333-190432

Investment Company Act File No. 811-22875

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No. __	[ ]

Post-Effective Amendment No. 16	[X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Amendment No. 20	[X]

BLUESTONE COMMUNITY DEVELOPMENT FUND

(Exact Name of Registrant as Specified in Charter)

37 West Avenue, Suite 301

Wayne, Pennsylvania 19087

(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code: (910) 247-4880

The Corporation Trust Company

1209 Orange Street

Wilmington, Delaware 19801

(Name and Address of Agent for Service)

Copies of all communications to:

Christopher M. Cahlamer

Godfrey & Kahn, S.C.

833 East Michigan Street, Suite 1800

Milwaukee, Wisconsin 53202

Kenneth R. Smith

Bluestone Community Development Fund

37 West Avenue, Suite 301

Wayne, Pennsylvania 19087

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box….[X]

It is proposed that this filing will become effective (check appropriate box):

[  ] when declared effective pursuant to Section 8(c)

[  ] immediately upon filing pursuant to paragraph (b)

[X] on February 18, 2022 pursuant to paragraph (b)

[  ] 60 days after filing pursuant to paragraph (a)

[  ] on (date) pursuant to paragraph (a)

Explanatory Note: This Post-Effective Amendment No. 16 to the Registration Statement of Bluestone Community Development Fund (the “Fund”) is being filed for the purpose of responding to Staff comments and to make other permissible changes under Rule 486(b).

EQUALIZE COMMUNITY DEVELOPMENT FUND

Equalize Community Development Fund (f/k/a Bluestone Community Development Fund) (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The Fund’s investment objectives are to provide current income, consistent with the preservation of capital, and to enable institutional Fund investors that are subject to regulatory examination for CRA compliance to claim favorable regulatory consideration of their investment under the Community Reinvestment Act of 1977, as amended (“CRA”). The Fund seeks to achieve its objectives by investing primarily in a portfolio of loans that are eligible for CRA treatment as qualified investments, including 504 First Lien Loans secured by owner-occupied commercial real estate which represent the non-guaranteed portion of a U.S. Small Business Administration (“SBA”) Section 504 transaction, loans originated under a number of U.S. Department of Agriculture Rural Development (“USDA RD”) loan programs and loans issued by the Bureau of Indian Affairs (“BIA”). 504 First Lien Loans are not guaranteed by the SBA, the U.S. government or by its agencies, instrumentalities or sponsored enterprises. USDA RD loans and loans issued by BIA are generally partially guaranteed by the U.S. government or the applicable agency. The Fund has no limitation on the amount of its assets that may be invested in securities or other financial instruments that are illiquid. There can be no assurance that the Fund will achieve its investment objectives.

This Prospectus applies to the offering of shares of beneficial interest in the Fund. The Fund has registered 50,000,000 shares and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell 50,000,000 shares (less shares previously sold) on a continuous basis monthly at net asset value (“NAV”) per share. As of February 11, 2022, the Fund’s NAV per share was $9.82. Each investor is required to make a minimum initial investment of $10,000, unless this requirement is waived by Equalize Capital LLC (f/k/a Bluestone Capital Partners LLC), the Fund’s investment adviser (the “Adviser”). Pending the closing of any monthly offering, funds received from prospective investors will be placed in an interest-bearing escrow account with UMB Bank, n.a., the Fund’s escrow agent. On the date of any monthly closing, the balance in the escrow account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Any interest earned on escrowed amounts will be credited to the Fund. The Fund’s initial offering period terminated on December 16, 2013, and the Fund commenced operations on that date. See “The Offering.”

The Fund operates as an “interval fund,” which means that the Fund, subject to applicable law, will offer to repurchase a portion of its outstanding shares at per share NAV on a regular schedule. The schedule requires the Fund to make repurchase offers once every three months. For each repurchase offer, the Fund will offer to repurchase 5% of its outstanding shares, unless the Fund’s Board of Trustees has approved a different amount (not less than 5% or more than 25% of outstanding shares) for a particular repurchase offer. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of the shares they request for repurchase actually repurchased. The Fund anticipates issuing its quarterly repurchase offers in March, June, September and December. For more information on the Fund’s interval structure, policies and related risks, see “Risks—Repurchase Offers Risk” and “Periodic Repurchase Offers” below.

This Prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing. You should read it carefully before you invest, and keep it for future reference. The Fund has filed with the Securities and Exchange Commission (“SEC”) a Statement of Additional Information (“SAI”) dated February 18, 2022. The SAI is incorporated by reference into this Prospectus, which means it is part of this Prospectus for legal purposes. The SAI’s table of contents appears at the end of this Prospectus. The Fund’s SAI and annual and semi-annual reports to shareholders include additional information about the Fund and are available (free of charge) on the Fund’s website (www.equalizecapital.com), by writing the Fund at 37 West Avenue, Suite 301, Wayne, Pennsylvania 19087, or by calling the Fund toll-free at 1-855-386-3504. You may also call the Fund’s toll-free number to request other information about the Fund or to make shareholder inquiries.

You may also access reports and other information about the Fund on the EDGAR Database on the SEC’s website at http://www.sec.gov. You may get copies of this information, with payment of a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov. You may need to refer to the Fund’s file number (333-190432).

The Fund’s securities have no history of public trading and the Fund does not currently intend to list its shares for trading on any national securities exchange. There is no guarantee that a secondary market for Fund shares will develop. The shares, therefore, may not be readily marketable. Even if any such market were to develop, closed-end fund shares frequently trade at a discount from NAV, which creates a risk of loss for investors purchasing shares at NAV.

Even though the Fund will make periodic repurchase offers to repurchase a portion of the shares to provide some liquidity to shareholders, you should consider the shares to be an illiquid investment. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the shares. The Fund is not an appropriate investment for investors who desire the ability to reduce their investments to cash on a timely basis.

Investment in the Fund involves significant risk and is suitable only for persons who can bear the economic risk of the loss of their investment. The Fund’s Community Development Loans (as defined below) typically are not rated by any rating agency. The Adviser believes that if such loans were rated, certain loans would likely be rated as below investment grade or “junk,” which are viewed as having predominantly speculative characteristics with respect to the borrower’s capacity to pay interest and repay principal. Many of the loans may include variable interest rates that reset periodically based on benchmarks. As a result, significant increases in the benchmarks in the future may make it more difficult for these borrowers to pay the increased interest. Also, certain of the loans do not require the borrowers to pay down the outstanding principal of such loans prior to maturity, which could result in a material loss to the Fund if such borrowers are unable to refinance or repay their debt at maturity. Some of the loans may be to Alt-A or sub-prime borrowers and such loans have a higher risk of default than loans to prime borrowers. Finally, the Fund expects to have a concentration of loan investments involving hospitality properties not to exceed 50% of the Fund’s net assets and such investments may present a heightened level of additional special risks.

You should carefully consider these and other risks, including the risk of the use of leverage, before investing in the Fund. Please see “Risks” on page 57 of this Prospectus.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to legal, tax, financial or other matters relevant to the suitability of an investment in the Fund. The U.S. Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

Ticker Symbol: EQCDX

February18, 2022

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PROSPECTUS SUMMARY

The following summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus and the Statement of Additional Information (“SAI”).

The Fund	Equalize Community Development Fund (f/k/a Bluestone Community Development Fund) (the “Fund”) is a Delaware statutory trust registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is a non-diversified, closed-end management investment company that operates as an “interval fund.” (See “Periodic Repurchase Offers” below.)
The Offering

Shares of beneficial interest in the Fund are offered on a continuous basis monthly (generally as of the last business day of each month) at net asset value (“NAV”) per share. For more information regarding the offering, see “The Offering and Plan of Distribution” below.

For each investor, the Fund requires a minimum initial investment and minimum subsequent investments of $10,000. Equalize Capital LLC (f/k/a Bluestone Capital Partners LLC), the Fund’s investment adviser (the “Adviser”), may waive these minimum investment requirements for one or more investors in its sole discretion.

The shares are not listed on any securities exchange. There is no guarantee that a secondary market for Fund shares will develop. Shareholders will not have the right to redeem their shares. However, as described below, in order to provide some liquidity to shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding shares.

An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the shares.

Interval Fund; Periodic Repurchase Offers

As an interval fund, the Fund will make periodic offers to repurchase a portion of its outstanding shares at NAV per share. The Fund has adopted a fundamental policy, which cannot be changed without shareholder approval, to make repurchase offers once every three months. The Fund anticipates issuing quarterly repurchase offers in March, June, September and December.

For each repurchase offer, the Fund will offer to repurchase 5% of its outstanding shares, unless the Fund’s Board of Trustees (the “Board”) has approved a different amount (not less than 5% or more than 25% of outstanding shares) for a particular repurchase offer. There is no guarantee that you will be able to sell shares in an amount or at the time that you desire.

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The procedures that will apply to the Fund’s repurchase offers are described in “Periodic Repurchase Offers” below. Proceeds from the repurchase of shares will be paid in cash (in U.S. dollars).
Investment Objectives and Strategies

The Fund’s investment objectives are to provide current income, consistent with the preservation of capital, and to enable institutional Fund investors that are subject to regulatory examination for CRA compliance to claim favorable regulatory consideration of their investment under the Community Reinvestment Act of 1977, as amended (the “CRA”). The Fund seeks to achieve its objective by investing primarily in a portfolio of loans that are eligible for CRA treatment as community development loans or qualified investments (“Community Development Loans”), including investments in 504 First Lien Loans (“504 First Lien Loans”) secured by owner-occupied commercial real estate, which represent the non-guaranteed portion of a U.S. Small Business Administration (“SBA”) Section 504 transaction, loans originated under the U.S. Department of Agriculture’s Rural Development (“USDA RD Loans”) programs and loans issued by the Bureau of Indian Affairs (“BIA”). 504 First Lien Loans are made by financial institutions and other lenders to small businesses for the purchase or improvement of land and buildings. 504 First Lien Loans are not guaranteed by the SBA, the U.S. government or by its agencies, instrumentalities or sponsored enterprises. Loans issued under USDA RD programs may be partially guaranteed. BIA may guarantee BIA loans up to specified amounts or as a percentage of the unpaid principal and accrued interest due on a loan.

Under normal market conditions, the Fund will invest at least 80% of its total assets in Community Development Loans.

The Adviser will seek to limit the Fund’s investments and investment strategies so as to qualify the Fund as a permissible investment for nationally chartered banks and federal credit unions under current applicable federal laws and regulations.

For additional information about the Fund’s investment strategies, see “Investment Objectives, Strategies and Policies” below.

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504 First Lien Loans

The SBA developed the 504 Certified Development Company Loan Program (the “SBA 504 Program”) to promote economic development and create jobs. Under the SBA 504 Program, a bank, credit union, insurance company or other financial institution, including investment-grade rated institutions regularly engaged in commercial real estate lending (“Financial Institution”), or other non-bank lending institution (“Non-bank Lender”) partners with a certified development company (“CDC”), a specialized SBA-certified nonprofit corporation, to make a loan to a qualifying small business. The borrower makes two loan payments, one to the Financial Institution or Non-bank Lender (a “First Lien Lender”) and one to the CDC. The First Lien Lender’s loan (also referred to herein as a “504 First Lien Loan”) is secured with a first lien, typically covering 50% to 60% of the project’s cost. The CDC’s loan (referred to herein as a “504 Second Lien Loan”) is secured with a second lien, covering a maximum of 40% of the project’s cost. Please see the table below for a sample loan and “SBA 504 Certified Development Company Loan Program – Financing Structure” for more information.

Sample Building Acquisition Uses & Sources

USE OF PROCEEDS
Purchase Real Property	$2,000,000
SOURCE OF FUNDS		% OF PROJECT COSTS
504 First Lien Loan	$1,200,000	60%
504 Second Lien Loan*	$600,000	30%
Borrower Down Payment	$200,000	10%

*     Federal regulations require that, in most cases, the 504 Second Lien Loan must create or maintain one job per $65,000 of federal funding. In this example, ($800,000/$65,000), 12.3 jobs.

The Fund may purchase 504 First Lien Loans through assignments, co-originations, originations or participations as described under “SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans” below. The Fund may purchase the whole loan or a fractional interest in a loan (subject to certain limitations described herein). 504 First Lien Loans may be fixed rate or variable rate loans. All 504 First Lien Loans will be current on the payment of interest and principal at the time that they are purchased by the Fund. Many, but not all, of the 504 First Lien Loans purchased by the Fund will have been originated in the last 12 months.

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504 First Lien Loans are not guaranteed by the SBA or any other federal agency. Rather, 504 First Lien Loans benefit from a low loan-to-value ratio (averaging 50% to 55%). If the SBA chooses to protect its interest in the 504 Second Lien Loan, it can, but is not legally obligated to, pay off the 504 First Lien Loan or purchase the property at a foreclosure sale.

The SBA considers a number of variables when determining whether or not to proactively protect its 504 Second Lien Loan position. Key variables include the amount of net equity present in the collateral based on an updated appraisal, liquidation costs, marketing time (also determined by the appraisal), and holding costs. The more equity in the property, the more likely it is that the SBA would either purchase the 504 First Lien Loan or purchase the property at the foreclosure sale (thus retiring the 504 First Lien Loan). By way of example noted in the table above, if the property value at the time of liquidation was determined to be $1,600,000 (a 20% drop), the SBA would expect to realize a gross recovery of 75% of the original loan balance ($400,000/$600,000) less an estimate for liquidation and holding costs. The SBA’s incentive to protect its position would be higher than if the current market value at liquidation was only $1,200,000. In the latter scenario, the amount of recoverable equity after liquidation and holding costs would be minimal and one would expect the SBA to not proactively protect its position. The SBA is not legally obligated to purchase the 504 First Lien Loan, or purchase the property at the foreclosure sale (thus retiring the 504 First Lien Loan) under any circumstances.

There are potentially two key benefits in having the SBA in the 504 Second Lien Loan position in the event of borrower default. The first potential benefit is that, as noted above, the SBA elects to proactively protect its position and retires the senior loan in full (either before or at the foreclosure sale). The second potential benefit is the substantial first loss position funded on any one real estate transaction. For the senior lender’s principal balance to be negatively affected, the liquidation proceeds would have to be less than the combined original down payment or equity position contributed by the borrower and the 504 Second Lien Loan. The combination of borrower equity and SBA investment provides a 25% to 45% buffer between the original purchase price and the liquidation proceeds prior to the Fund incurring a loss. The Fund expects to have an average loan-to-value ratio of 55%. However, the Fund will consider loan to value ratios on multi-purpose properties of up to 65%, and up to 60% for hospitality and special purpose properties. The total investment in any one loan (outstanding investment plus liquidation costs) may be higher than proceeds recovered during liquidation which would result in a loss to the Fund. For additional information about companion 504 Second Lien Loans, see “504 Second Lien Loans” below.

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USDA RD Loans

The USDA’s OneRD Guarantee Loan Initiative seeks to increase private investment in rural businesses and economic development projects. The OneRD Guarantee Loan Initiative includes four programs:

•    USDA Rural Energy for America Program (“REAP”) Loan Guarantees;

•    USDA Community Facilities Guaranteed Loan Program;

•    USDA Water & Waste Disposal Loan Guarantees Program; and

•    USDA Business & Industry Loan Guarantees.

The Fund will typically invest in USDA RD Loans through the acquisition of loan participations from Financial Institutions and Non-bank Lenders. The Fund will invest in USDA RD Loans that meet USDA eligibility requirements and that have been approved by USDA. All USDA RD Loans in which the Fund will acquire a participation will be fully collateralized after commercially reasonable discounts and adhere to standard USDA collateral requirements. USDA RD Loans may be made by Financial Institutions or Non-bank Lenders that are approved by USDA (“USDA Lenders”).

REAP Loans. Loans made under REAP (“REAP Loans”) may be made to agricultural producers and rural small businesses for renewable energy systems or to make energy efficiency improvements. Agricultural producers may also apply for new energy efficient equipment and new system loans for agricultural production and processing. Individual borrowers under REAP must be U.S. citizens or reside in the U.S. after being legally admitted for permanent residence. Private entity borrowers must demonstrate that loan funds will remain in the U.S. REAP Loans may be given to businesses located in rural areas with populations of 50,000 residents or less, or to agricultural producers that may be in rural or non-rural areas.

REAP Loans are guaranteed by the USDA up to a percentage for each fiscal year. REAP Loans approved in fiscal year 2021 have an 80% guarantee. Interest rates for REAP Loans are negotiated between USDA Lenders and borrowers and the interest rates may be fixed or variable. If a REAP Loan borrower is in default, the holder of a participation in the guaranteed portion of the REAP Loan may submit a claim to the USDA, and would be due proceeds from the USDA guarantee on a pro rata basis. The holder of a participation in the unguaranteed portion of a REAP Loan would be dependent on the lead lender to liquidate the underlying collateral, and would then be due proceeds from liquidation on a pro rata basis.

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USDA Lenders issuing REAP Loans will pay an initial guarantee fee equal to 1.00% of the guaranteed amount, and an annual guarantee retention fee equal to 0.25% of the outstanding principal balance. Applicants for REAP Loans must provide at least 25% of the project cost if applying for a REAP Loan.

Community Facilities Loans. Loans made under the Community Facilities Guaranteed Loan Program (“Community Facilities Loans”) may be made by USDA Lenders to public bodies, Indian tribes on federal and state reservations, federally-recognized Indian Tribes and non-profit organizations. Community Facilities Loans may be used to develop essential community facilities in rural areas with populations of 50,000 or less. Community Facilities Loans may not exceed $100 million.

Community Facilities Loans are guaranteed by the USDA up to a percentage for each fiscal year. Community Facilities Loans approved in fiscal year 2021 have an 80% guarantee. Interest rates for Community Facilities Loans are negotiated between USDA Lenders and borrowers and the interest rates may be fixed or variable. If a Community Facilities Loan borrower is in default, the holder of a participation in the guaranteed portion of the Community Facilities Loan may submit a claim to the USDA, and would be due proceeds from the USDA guarantee on a pro rata basis. The holder of a participation in the unguaranteed portion of a Community Facilities Loan would be dependent on the lead lender to liquidate the underlying collateral, and would then be due proceeds from liquidation on a pro rata basis.

USDA Lenders issuing Community Facilities Loans will pay an initial guarantee fee equal to 1.50% of the guaranteed amount, an annual guarantee retention fee equal to 0.50% of the outstanding principal balance and a 0.50% fee for the issuance of a loan note guarantee prior to construction.

Water & Waste Disposal Loans. Loans made under the Water & Waste Disposal Loan Guarantees Program (“Water & Waste Disposal Loans”) may be made by USDA Lenders to public bodies, federally-recognized Indian Tribes and non-profit businesses to construct or improve facilities for drinking water, sanitary sewers, solid waste disposal and storm water disposal facilities. Water & Waste Disposal Loans may be made to eligible borrowers in rural areas with populations of 50,000 or less, Tribal lands in rural areas and colonias, which are unincorporated low-income areas located along the Mexico-U.S. border region.

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Water & Waste Disposal Loans are guaranteed by the USDA up to a percentage for each fiscal year. Water & Waste Disposal Loans approved in fiscal year 2021 have an 80% guarantee. Interest rates for Water & Waste Disposal Loans are negotiated between USDA Lenders and borrowers and the interest rates may be fixed or variable. If a Water & Waste Disposal Loan borrower is in default, the holder of a participation in the guaranteed portion of the Water & Waste Disposal Loan may submit a claim to the USDA, and would be due proceeds from the USDA guarantee on a pro rata basis. The holder of a participation in the unguaranteed portion of a Water & Waste Disposal Loan would be dependent on the lead lender to liquidate the underlying collateral, and would then be due proceeds from liquidation on a pro rata basis.

USDA Lenders issuing Water & Waste Disposal Loans will pay an initial guarantee fee equal to 1.00% of the guaranteed amount and a 0.50% fee for the issuance of a loan note guarantee prior to construction.

Business & Industry Loans. Loans made under the Business & Industry Loan Guarantees Program (“Business & Industry Loans”) may be made by USDA Lenders to for-profit or non-profit businesses, cooperatives, federally-recognized Indian Tribes, public bodies, or individuals engaged or proposing to engage in a business. Business & Industry Loans may be used for business conversions, enlargements, repairs modernizations or developments, the purchase of land, buildings and associated infrastructure for commercial or industrial properties, the purchase of machinery and equipment, supplies or inventory, debt refinancing and business and industrial acquisitions.

Business & Industry Loans are guaranteed by the USDA up to a percentage for each fiscal year. Business & Industry Loans approved in fiscal year 2021 have an 80% guarantee. Interest rates for Business & Industry Loans are negotiated between USDA Lenders and borrowers and the interest rates may be fixed or variable. If a Business & Industry Loan borrower is in default, the holder of a participation in the guaranteed portion of the Business & Industry Loan may submit a claim to the USDA, and would be due proceeds from the USDA guarantee on a pro rata basis. The holder of a participation in the unguaranteed portion of a Business & Industry Loan would be dependent on the lead lender to liquidate the underlying collateral, and would then be due proceeds from liquidation on a pro rata basis.

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USDA Lenders issuing Business & Industry Loans will pay an initial guarantee fee equal to 3.00% of the guaranteed amount and a guarantee retention fee of 0.50% of the outstanding principal balance, paid annually.
BIA Indian Loan Guarantee and Insurance Program

The Fund may invest in participations in loans made under the BIA Indian Loan Guarantee and Insurance Program (“ILGP Loans”) by Financial Institutions or Non-bank Lenders (“BIA Lenders”). ILGP Loans may be made to a federally-recognized Indian Tribe, an individual member of a federally-recognized Indian Tribe or an entity that is at least 51% owned by members of federally-recognized Indian Tribes. Borrowers with ILGP Loans must have at least 20% tangible equity in the project being financed and the project must benefit the economy of a reservation or tribal service area. ILGP Loans may be used for a variety of purposes including for operating capital, equipment purchases, acquisitions and refinancings, building construction and lines of credit.

BIA can guarantee up to 90% of the unpaid principal and accrued interest due on a loan and insure the lesser of 90% of the unpaid principal and accrued interest due on a loan, or 15% of the aggregate outstanding principal amount of all loans the BIA Lender has insured under the ILGP program as of the date the BIA Lender makes a claim under its insurance coverage. If an ILGP borrower is in default, the holder of a participation in the guaranteed portion of the ILGP Loan may submit a claim to the BIA, and would be due proceeds from the BIA guarantee on a pro rata basis. The holder of a participation in the unguaranteed portion of an ILGP Loan would be dependent on the lead lender to liquidate the underlying collateral, and would then be due proceeds from liquidation on a pro rata basis.

BIA Lenders that issue ILGP Loans will pay a premium of 2.00% of the guaranteed amount of the loan within 30 days of closing and a fee of 1.00% of the portion of the original loan principal amount that BIA insures. These costs may be passed onto borrowers by the BIA Lenders under the ILGP program.

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Community Reinvestment Act

The Fund expects that Fund investors that are subject to examination for CRA compliance may seek favorable regulatory consideration of their Fund investment under the CRA.  At the time of an investment in the Fund, an investor that meets the minimum investment threshold (an investment in the Fund of $1 million or more) may request to have its investment amount invested in particular areas of the United States as its preferred geographic focus or designated target region (“Target Region”).  However, there is no guarantee that investments will be made in Target Regions or that shares will be eligible for CRA credit.  Each shareholder’s returns will be based on the investment performance of the Fund’s blended overall portfolio of investments and not just on the performance of the assets, if any, in the Target Region(s) selected by that shareholder.

Other Fund Investments

The Fund may invest up to 20% of its assets in investments other than Community Development Loans, including the investments described below.  The Fund may invest in bonds or other fixed income instruments issued by, or whose principal and interest payments are guaranteed by, the U.S. Government or one of its agencies or instrumentalities, including various U.S. Government-sponsored enterprises (collectively, “U.S. Government securities”).  The Fund may also invest in money market funds that invest exclusively in U.S. Government securities.  The Fund may invest in repurchase and reverse repurchase agreements collateralized by U.S. Government securities or Community Development Loans.  The Fund may invest in mortgage-backed and asset-backed securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.  The Fund may invest in certificates of deposit and other time deposits and savings accounts in a commercial or savings bank or savings association whose accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”).

Leverage	The Fund may borrow money for investment purposes, to satisfy repurchase requests from shareholders and to otherwise provide the Fund with liquidity. For example, the Fund may borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Fund with liquidity to acquire investments in Community Development Loans in advance of the Fund’s receipt of proceeds from the sale of additional Fund shares or the receipt of redemption proceeds from the sale of one or more Community Development Loans). The Fund also may borrow money to fund repurchase payments to Fund shareholders. Any such borrowings, as well as the issuance of notes or other forms of indebtedness, would constitute leverage. The use of leverage for investment purposes increases both investment opportunity and investment risk.

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The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”).  This requirement means that the value of the investment company’s total indebtedness may not exceed one-third of the value of its total assets (including the value of the assets purchased with the proceeds of its indebtedness).  The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

Risks

There can be no assurance that the Fund will achieve its investment objectives. An investment in the Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment. Investors may lose some or all of their investment in the Fund. The Fund is not designed to be a complete investment program and may not be a suitable investment for all investors. A complete discussion of the risks of the Fund begins on page 57 of this Prospectus. Principal risks of investing in the Fund include:

Investment and Market Risk. An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund represents an indirect investment in a portfolio of Community Development Loans and other investments, and the value of these loans and other investments may fluctuate. At any point in time an investment in the Fund’s shares may be worth less than the original amount invested.

The Fund’s shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the FDIC, the Federal Reserve Board (the “FRB”) or any other government agency.

Except to the extent used to satisfy periodic repurchase offers, the Adviser expects to be able to fully invest net proceeds in accordance with the Fund’s investment objectives and policies within three to six months of receipt of the proceeds. Such investments may be additionally delayed for a period of three months or longer if Community Development Loans in which the Fund invests are unavailable at the time or for other reasons. A delay in the anticipated use of proceeds could prevent the Fund from achieving its investment objectives.

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Recent Market Events Risk. The spread of the novel coronavirus (COVID-19) worldwide has resulted in a public health crisis, business interruptions, growth concerns in the U.S. and overseas, travel restrictions, changed social behaviors, rising inflation and reduced consumer spending.  While several countries, including the U.S., have begun to lift public health restrictions in efforts to reopen their respective economies, the outbreak of the Delta variant has led to the renewal of health mandates by local governments and businesses, reduced hiring efforts by employers, event cancellations and additional travel restrictions, supply chain shortages, cessation of return-to-office plans and an overall economic slowdown. Efforts to combat the spread of COVID-19 within the U.S. have caused significant disruptions to the operations of many small business borrowers that may utilize the Community Development Loans in which the Fund invests and may have adverse effects on their long-term health and viability. As a result, the market for certain Community Development Loans and the value of Community Development Loans held by the Fund is being negatively affected by these market conditions and may also be negatively affected in the future by increased rates of default and foreclosure, loan repayment deferral or forbearance requests by borrowers, lower loan origination volumes and the availability of other government loan and relief programs. In addition, the spread of COVID-19 may exacerbate certain risks discussed elsewhere in this Prospectus, including Community Development Loans risk, hospitality industry concentration risk, credit risk, valuation risk, liquidity risk and interest rate risk. The Adviser will monitor developments and seek to manage the Fund in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so.

Limited Operating History of Adviser. The Adviser (f/k/a Bluestone Capital Partners LLC) registered with the SEC in 2019 and has limited experience as the investment adviser to a registered investment company. Prior to 2019, the Adviser had not previously served as an investment adviser to a registered investment company, and the Fund remains the only registered investment company for which it acts in that capacity.

Non-Marketability of Shares. The Fund’s shares are not listed on any securities exchange. There is no guarantee that a secondary market for Fund shares will develop. The Fund’s shares, therefore, may not be readily marketable. Even if any such market were to develop, closed-end fund shares frequently trade at a discount from NAV, which creates a risk of loss for investors purchasing shares in the initial offering period.

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Repurchase Offers Risk. An investment in the Fund is subject to the risk that the Fund’s repurchases of shares may hurt investment performance by forcing the Fund to maintain a higher percentage of its assets in liquid investments or to liquidate certain investments when it is not desirable to do so. Repurchases may be oversubscribed, preventing shareholders from selling some or all of their tendered shares back to the Fund.

Fixed Income Instruments Risk. Fixed income instruments are particularly susceptible to the following risks:

Issuer Risk. The value of fixed income instruments may decline for a number of reasons that directly relate to the issuer, such as management performance and financial leverage.

Interest Rate Risk. The market price of the Fund’s investments will change in response to changes in interest rates and other factors. During periods of declining interest rates, the market price of fixed rate fixed income instruments generally rises. Conversely, during periods of rising interest rates, the market price of such instruments generally declines. The magnitude of these fluctuations in the market price of fixed income instruments is generally greater for instruments with longer durations because such instruments do not mature, reset interest rates or become callable for longer periods of time. Fluctuations in the market price of the Fund’s instruments will not affect interest income derived from instruments already owned by the Fund, but will be reflected in the Fund’s NAV.

Interest Rate Reset Risk. Market interest rates may dictate that Community Development Loans include shorter duration adjustable rate terms based on Prime, LIBOR (defined below), LIBOR Swap, the Secured Overnight Financing Rate (“SOFR”), U.S. Treasury yields, or some other index. If market rates are higher at the time of future rate resets, the borrower’s Community Development Loan payment will rise accordingly. A significant rise in a Community Development Loan’s interest rate and payment, especially if that increase is concentrated over a short period of time, could result in borrower distress or default.

Since a 504 Second Lien Loan has a fixed interest rate, only the borrower’s 504 First Lien Loan payment will be affected and this increased payment could result in the default of the 504 First Lien Loan, subsequent liquidation action and loss to the Fund.

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LIBOR Transition Risk. Certain instruments in which the Fund may invest rely in some fashion upon the London Interbank Offered Rate (LIBOR). The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. More recently, the ICE Benchmark Administration (“IBA”), as LIBOR administrator, announced it will cease publication of U.S. dollar (“USD”) LIBOR for the most common tenor (overnight and one, three, six and twelve months) as of June 30, 2023, and it will cease publication of USD LIBOR for the less commonly used tenors of one week and two months as well as all tenors of non-USD LIBOR as of December 31, 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests are not known. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition may also result in a reduction in the value of certain instruments held by the Fund. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

Prepayment Risk. During periods of declining interest rates, the issuer of an instrument may exercise its option to prepay principal earlier than scheduled, forcing the Fund to reinvest the proceeds from such prepayment in potentially lower yielding instruments. This is known as prepayment or “call” risk.

Risk of Loans That Are Not Fully Amortized. Certain First Lien Lenders may offer loans that are not fully amortizing, such as a 25 year amortization due in 10 years, to their small business commercial real estate borrowers. If a borrower is unable to pay off a loan at maturity with proceeds of a refinancing by a third party lender or sale of the property, the Fund would be faced with a matured loan with an outstanding principal balance which would result in substantial losses to the Fund.

Community Development Loans Risk. The Fund predominantly invests in fixed or variable rate Community Development Loans arranged through private negotiations between individuals, agricultural producers, small business borrowers, public bodies, federally-recognized Indian Tribes and non-profit businesses (each, a “Borrower”) and one or more Financial Institutions or Non-bank Lenders. Community Development Loans are secured by collateral and have a claim on the assets of the Borrower that is senior to a second lien held by a CDC in the case of a 504 First Lien Loan and any claims held by unsecured creditors. The Community Development Loans the Fund will invest in are not rated. Community Development Loans are subject to a number of risks described elsewhere in this Prospectus, including credit risk, liquidity risk, valuation risk and interest rate risk.

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Although the Community Development Loans in which the Fund will invest will be secured by collateral, there can be no assurance that such collateral can be readily liquidated or that the liquidation of such collateral would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal, which could result in substantial loss to the Fund.

In the event of the bankruptcy or insolvency of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Community Development Loan. In the event of a decline in the value of the already pledged collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower’s obligations under the Community Development Loan.

In general, the secondary trading market for Community Development Loans is not fully developed. No active trading market may exist for certain Community Development Loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell certain Community Development Loans quickly or at a fair price. To the extent that a secondary market does exist for certain Community Development Loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.

If legislation or state or federal regulations impose additional requirements or restrictions on the ability of Financial Institutions or Non-bank Lenders to make Community Development Loans, the availability of Community Development Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers.

There may be less readily available information about Community Development Loans and the Borrowers than is the case for investments in many other types of securities. Community Development Loans are issued to Borrowers that are not subject to SEC reporting requirements. As a result, the Adviser will rely primarily on its own evaluation of a Borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the Adviser.

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The Fund may invest in Community Development Loans through participations with Financial Institutions and, in the case of participations in USDA RD Loans and BIA Loans, through participations with Non-Bank Lenders. Non-bank Lenders issuing USDA RD Loans are subject to a rigorous approval process that evaluates the experience, servicing capabilities, capitalization, warehouse financing and track record of issuing loans. A participation typically results in a contractual relationship only with the Financial Institution or Non-bank Lender selling the participation interest, not with the Borrower. In purchasing participations, the Fund generally will have no direct right to enforce compliance by the Borrower with the terms of the loan agreement and, depending on the terms of the participation agreement, the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation and will be subject to the manner in which the Financial Institution or Non-bank Lender enforces the terms of the loan agreement with the Borrower. As a result, the Fund will be exposed to the credit risk of both the Borrower and the Financial Institution or Non-bank Lender selling the participation.

Real Estate Risk. The Fund will not invest in real estate directly, but, because the Fund will invest in Community Development Loans secured by real estate, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of real estate collateral is affected by changes in general economic and market conditions; local economic conditions, overbuilding and increased competition; increases in property taxes and operating expenses; changes in zoning laws; casualty and condemnation losses including environment remediation costs; and changes in interest rates.

Credit Risk. Credit risk is the risk that one or more debt instruments in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the borrower experiences a decline in its financial status. Losses may occur because the market value of a debt security is affected by the creditworthiness of the issuer and by general economic and specific industry conditions.

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Alt-A and Sub-Prime Borrowers Risk. Some of the guarantors of the loans may have Fair Isaac Credit Organization (“FICO”) scores of Alt-A or sub-prime. Loans to Alt-A or sub-prime borrowers have a higher risk of default than loans to prime borrowers. Sub-prime borrowers typically have weakened credit histories that include payment delinquencies and possibly more severe problems such as charge-offs, judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, debt-to-income ratios, or other criteria that may encompass borrowers with incomplete credit histories. The purchase of loans with exposure to risks associated with Alt-A or sub-prime lending is not a principal investment strategy of the Fund; however, such investments could still result in substantial loss to the Fund.

Below Investment Grade or “Junk” Risk. Community Development Loans typically are not rated by any rating agency. The Adviser believes that if such loans were rated, they would likely be rated as below investment grade or “junk.” Exposure to below investment grade loans involves certain risks and those loans are viewed as having predominantly speculative characteristics with respect to the borrower’s capacity to pay interest and repay principal. A below investment grade loan or an interest in a below investment grade loan may experience a default for a variety of reasons. Upon any loan becoming defaulted, such loan may become subject to either substantial workout negotiations or restructuring, which may entail a substantial reduction in the interest rate, a substantial write-down of principal, and a substantial change in the terms, conditions and covenants with respect to such loan. In addition, such negotiations or restructuring may be extensive and protracted, and therefore may result in substantial uncertainty with respect to the ultimate recovery on such loan. The liquidity for defaulted loans may be limited and, to the extent that such loans are sold, the proceeds from such sale may be less than the amount of unpaid principal and interest on such loans.

Liquidity Risk. Community Development Loans are not readily marketable. Community Development Loans are not listed on any national securities exchanges or automated quotation systems and no active trading market exists for certain Community Development Loans. To the extent that a secondary market does exist for certain Community Development Loans, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Illiquid Community Development Loans may impair the Fund’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets and thus may cause a decline in the Fund’s NAV. The Fund has no limitation on the amount of its assets which may be invested in securities or other financial instruments which are not readily marketable or are subject to restrictions on resale.

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Valuation Risk. Unlike publicly traded equity securities that trade on national exchanges, there is no central place or exchange for Community Development Loans to trade. Due to the lack of centralized information and trading, the Adviser’s judgment plays a greater role in the valuation process and the valuation of Community Development Loans. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency, and inconsistency of valuation models and processes, including the inability to obtain timely and/or accurate information for model inputs, may lead to inaccurate asset pricing. In addition, other market participants may value instruments differently than the Fund, and therefore the actual amount received in the sale of the Community Development Loan may be less than the fair value of such loan, as determined by the Fund.

Lender Liability Risk. A number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty of good faith, commercial reasonableness and fair dealing or a similar duty owed to the borrower, or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (a) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors, or (d) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.”

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Income Risk. The income investors receive from the Fund is based primarily on the interest the Fund earns from its investments, which can vary widely over the short and long term. If during a loan’s adjustable rate period the prevailing market interest rates drop, investors’ income from the Fund could drop as well.

State Lending Risk. The Fund may invest in Community Development Loans originating in all 50 states and, potentially, territories of the U.S. if one or more investors are based in a territory. There is a relatively wide range of economic prosperity between the states. Loans in certain states or sub-regions may perform better or worse as compared to other states or sub-regions. Certain states are focused on energy production where other states may be based more on tourism or agriculture. If a state-focused industry suffers an economic downturn, the Fund may sustain higher loan defaults and/or lower recovery values on foreclosed properties.

A further disparity among states is the process and timing of the foreclosure process. For instance, California, the highest 504 First Lien Loan producing state, is a non-judicial foreclosure state and enjoys reasonable average foreclosure time frames. Florida, on the other hand, is a judicial foreclosure state with an average foreclosure time frame of more than double that of California. The longer the foreclosure time period, the higher the liquidation cost. Please also see “Geographic Concentration Risk” below.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may, therefore, be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. Further, if the Fund is not able to attract a sufficient level of assets, the Fund’s underlying investments may be less diversified than they would be if the Fund had greater assets.

Geographic Concentration Risk. The Fund’s Community Development Loan investments are currently concentrated in California and Georgia. As a result, the Fund may be more susceptible to being adversely affected by any single occurrence in California and Georgia. Mortgaged properties in California may be particularly susceptible to certain types of hazards, such as earthquakes, floods, mudslides, wildfires and other natural disasters, for which there may or may not be insurance. Mortgaged properties in Georgia may be particularly susceptible to economic risks of the state and certain types of hazards such as tornadoes, hurricanes, floods and other natural disasters, for which they may not be insurance. As of June 30, 2021, 34.89% and 30.41% of the Fund’s investments were associated with properties located in California and Georgia, respectively. Mortgaged properties in other states similarly may be adversely affected by natural disasters for which there may not be insurance and which could result in substantial loss to the Fund. Please also see “State Lending Risks” above.

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Heavy Equipment Risk. The Fund may invest in Community Development Loans where a component of the loan permits the acquisition of heavy equipment. Heavy equipment is subject to special risks such as potentially shorter asset life, quicker depreciation in value and lower liquidation or resale value than real estate.

Hospitality Industry Concentration Risk. The Fund expects to have a concentration of hospitality properties. Such concentration will not exceed 50% of the Fund’s net assets. If the hospitality industry suffers an economic downturn as was seen in the periods from 2002–2003, 2008–2010 and during the COVID-19 pandemic, it is possible that the default rate on 504 First Lien Loans held in the Fund’s portfolio could be affected. It is also possible that the recovery rate could be negatively affected due to a surplus of hospitality properties in the general economy in liquidation throughout the country. Hospitality properties are special purpose properties with a limited resale market.

Qualification for CRA Credit Risk. Although the Adviser believes that the Fund’s Community Development Loan investments will have the community development qualities that are eligible for favorable consideration as community development loans and qualified investments under the CRA, there is no guarantee that an investor will receive CRA credit for an investment in the Fund.

CRA Strategy Risk. The Fund’s goal of holding Community Development Loans so that Fund investors that are subject to regulatory examination for CRA compliance may claim their Fund investment as a community development loan or as a qualified investment under the CRA will cause the Adviser to take this factor into account in determining which loans the Fund will purchase and sell. Accordingly, portfolio decisions will not be exclusively based on the investment characteristics of the Community Development Loans, which may have an adverse effect on the Fund’s investment performance. For example, CRA qualified loans in geographic areas sought by the Fund may not provide as favorable return as CRA qualified loans in other geographic areas. The Fund may sell loans for reasons relating to CRA qualification at times when such sales may not be desirable. Such sales could occur, for example, if an investor redeems its shares of the Fund, or if investments that have been designated to specific investors for CRA qualifying purposes are ultimately determined not to be, or to have ceased to be, CRA qualifying. The Fund may hold short-term investments that produce relatively low yields pending the selection of long-term investments believed to be CRA-qualified.

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Non-Bank Lending Institutions Risk. The Fund may purchase whole loan interests in 504 First Lien Loans (but not participations or fractional interests) from Non-bank Lenders. The Fund may also acquire participations in certain types of Community Development Loans from Non-bank Lenders. Non-bank Lenders are not held to the same regulatory requirements as Financial Institutions and may not be as well-capitalized or well-known as Financial Institutions. The chances of fraud or insolvency are higher with Non-bank Lenders. The Adviser, in its sole discretion, will approve Non-bank Lenders from which the Fund may purchase 504 First Lien Loans or participations in Community Development Loans and will require that such 504 First Lien Loans or participations in Community Development Loans be fully funded prior to purchase by the Fund. There is no assurance that any of these policies will minimize the incentive for Non-bank Lenders to knowingly commit fraud or unknowingly make poor loan approval decisions.

Renewable Energy Project Risks. The Fund may invest in participations in Community Development Loans that are used to finance investments in renewable energy systems. Renewable energy systems may be subject to price volatility, significant cost of maintenance and regulatory changes impacting the costs or profitability of operating and maintaining renewable energy systems. This may affect the ability of a Borrower to make payments on a Community Development Loan relating to installation of a renewable energy system.

U.S. Government Securities Risk. U.S. Government securities are not guaranteed against price movement and may decrease in value. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities or government sponsored enterprises, including, for example, pass-through certificates issued by the Government National Mortgage Association (“Ginnie Mae”) and certificates issued by the SBA or its agent representing interests in a pool of debentures issued by CDCs and guaranteed by the SBA, are supported by the full faith and credit of the U.S. Treasury. Other obligations issued by or guaranteed by federal agencies or government-sponsored enterprises, such as securities issued by the Federal National Mortgage Association (“Fannie Mae”), are supported by the discretionary authority of the U.S. Government to purchase certain obligations of the federal agency or government-sponsored enterprise, while other obligations issued by or guaranteed by federal agencies or government-sponsored enterprises, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury. While the U.S. Government provides financial support to such U.S. Government agencies and government-sponsored enterprises, no assurance can be given that the U.S. Government will always do so, since the U.S. Government is not so obligated by law. Other obligations are backed solely by the government-sponsored enterprise’s own resources. As a result, investments in securities issued by U.S. Government-sponsored enterprises that are not backed by the U.S. Treasury are subject to higher credit risk than those that are backed by the U.S. Treasury.

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Repurchase Agreements Risk. The Fund may enter into repurchase agreements under which the Fund acquires a U.S. Government security from a Financial Institution, broker, dealer or other counterparty (“Counterparty”), and simultaneously agrees to resell such security to the seller at an agreed upon price and date (normally the next business day for U.S. Government securities). The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including: (1) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling Counterparty, the Fund generally will seek to liquidate such collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.

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Collateral Specific Repurchase Agreements Risk. The Fund also may enter into repurchase agreements that are collateralized with Community Development Loans. In addition to the risks discussed above, repurchase agreements involving obligations other than U.S. Government securities may be subject to special risks and may not have the benefit of certain protections in the event of the Counterparty’s insolvency. Collateral with longer maturities such as Community Development Loans may be subject to greater price fluctuations than U.S. Government securities. If the repurchase agreement Counterparty were to default, Community Development Loans would be more difficult to liquidate than U.S. Government securities. Should the Counterparty default and the amount of collateral not be sufficient to cover the Counterparty’s repurchase obligation, the Fund would retain the status of an unsecured creditor of the Counterparty in the amount of the shortfall. As an unsecured creditor, the Fund would be at risk of losing some or all of the principal and income involved in the transaction.

Reverse Repurchase Agreements Risk. The Fund may also enter into reverse repurchase agreements. There is a risk that the market value of securities acquired in a reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experience insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase transactions, the Fund’s NAV may decline and, in some cases, the Fund may be worse off than if it had not used such instruments.

Counterparty Risk. The Fund will be subject to the credit risk presented by another party (Counterparty credit risk) to the extent it enters into repurchase agreements and reverse repurchase agreements which involve a promise by the Counterparty to honor an obligation to the Fund. The Fund’s ability to realize a profit from such transactions will depend on the ability of the Counterparty to meet its obligations to the Fund. If the Fund enters into a transaction with a Counterparty, the value of an investment in the Fund may be adversely affected if the Counterparty files for bankruptcy, becomes insolvent, or otherwise becomes unable or unwilling to honor its obligation to the Fund. If a Counterparty’s creditworthiness declines, the value of the agreement would be likely to decline, resulting in losses.

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Cybersecurity Risk. With the increased use of technologies such as the Internet to conduct business, the Fund is susceptible to operational, information security, and related risks. Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s ability to calculate its NAV, impediments to trading, the inability of shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs.

Leverage Risk. Capital raised through leverage will be subject to interest and other costs, and these costs could exceed the income earned by the Fund on the proceeds of such leverage. There can be no assurance that the Fund’s income from the proceeds of leverage will exceed these costs. However, the Adviser seeks to use leverage for the purposes of making additional investments only if it believes, at the time of using leverage, that the total return on the assets purchased with such funds will exceed interest payments and other costs of the leverage.

Large Shareholder Concentration Risk. The Fund will be subject to certain risks to the extent that the ownership of shares of the Fund is concentrated in a single shareholder. As of January 31, 2022, a single shareholder had ownership in the Fund in the amount of 32.28%. A shareholder with a controlling interest (as the term “control” is defined in the 1940 Act) could affect the outcome of matters submitted for shareholder vote by the Fund or the direction of the management of the Fund for its own benefit, which may not be in the best interests of the Fund or other shareholders of the Fund.

Regulatory Risk. The Adviser seeks to limit the Fund’s investments and investment strategies so as to qualify the Fund as a permissible investment for nationally chartered banks and federal credit unions under current applicable federal laws and regulations. The qualification of the Fund as a permissible investment for nationally chartered banks and federal credit unions is subject to the Adviser’s active monitoring of applicable federal laws and regulations and regulatory changes relating thereto and updating the Fund’s investment guidelines as necessary.

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For additional information on these and other risks related to the Fund, see “Risks” below and the SAI.
Investment Adviser	Equalize Capital LLC, an SEC-registered investment adviser, provides investment management services to the Fund and is responsible for the management of the Fund’s portfolio of investments.
Distributor

Foreside Fund Services, LLC (the “Distributor”) is the principal underwriter of shares of the Fund.  Shares may be purchased through broker-dealers who have entered into a wholesaling agreement with the Distributor.  The Distributor acts as the distributor of shares for the Fund on a best efforts and agency basis (not as principal).  The Distributor is not obligated to sell any specific number of shares of the Fund.  The Distributor is not affiliated with the Adviser or any other service provider.

Fees and Expenses

The Fund will pay to the Adviser a monthly fee at the annual rate of 1.50%, which will be applied to the Fund’s average net assets for the month.

The Adviser has contractually agreed to waive or reduce its management fees and/or reimburse expenses of the Fund through at least October 31, 2023 to ensure that total annual fund operating expenses (excluding interest, leverage interest (i.e., any expenses incurred in connection with borrowings made by the Fund), taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses (collectively, “Excluded Expenses”)) will not exceed 2.25% of the Fund’s average annual net assets. To the extent the Fund incurs Excluded Expenses, Total Annual Expenses (after fee waiver and expense reimbursement) may be greater than 2.25%. All fees and expenses of the Fund are indirectly borne by the Fund’s shareholders.

The Adviser or its affiliates also may pay from their own resources additional compensation to brokers, dealers or other financial intermediaries (such as a bank) in connection with the servicing of investors. These payments may create a conflict of interest by influencing the broker, dealer or other intermediary as your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information. The Adviser will pay the Distributor a fee out of its own resources for distribution-related services it provides to the Fund.

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For additional information on fees and expenses related to an investment in the Fund, see “Summary of Fund Fees and Expenses” below.
Distributions

The Fund expects to declare and pay distributions of net investment income quarterly and net realized capital gains annually.  Unless shareholders specify otherwise, distributions will be reinvested in shares of the Fund.

Tax Considerations

The Fund’s distributions generally will be taxed to shareholders as ordinary income, long-term capital gains, or both.

The Fund intends to elect and to qualify each year to be treated as a regulated investment company under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended. In order to so qualify, the Fund must meet certain requirements with respect to the sources of its income, the diversification of its assets and the distribution of its income. If the Fund qualifies as a regulated investment company, it will not be subject to federal income or excise tax on income or net capital gains that it distributes in a timely manner to its shareholders in the form of investment company taxable income or net capital gain distributions.

Prospective investors should consult with their tax advisors as to the federal, state and local tax consequences to them of the purchase, ownership and disposition of shares.

SUMMARY OF FUND FEES AND EXPENSES

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load (as a percentage of offering price)	None

Annual Expenses (as a percentage of net assets attributable to common shares)

Management Fees	1.50%
Interest Payment on Borrowed Funds(1)	0.36%
Other Expenses	1.25%
Total Annual Expenses	3.11%

Less: Fee Waiver and Expense Reimbursement(2)(3)	(0.50)%
Total Annual Expenses (after fee waiver and expense reimbursement) (2)(3)	2.61%

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(1)	Effective September 10, 2021, the Fund entered into a secured, revolving line of credit facility in the maximum principal amount of $10 million. “Interest Payments on Borrowed Funds” assumes estimated average borrowings of $5 million and an average cost of borrowing of 3.00%. The actual Interest Payments on Borrowed Funds incurred in the future may be higher or lower. Interest Payments on Borrowed Funds are Excluded Expenses of the Fund.

(2)	Pursuant to an operating expenses limitation agreement between the Adviser and the Fund, the Adviser has agreed to waive or reduce its management fees and/or reimburse expenses of the Fund through at least October 31, 2023 to ensure that total annual expenses (excluding Excluded Expenses) do not exceed 2.25% of the Fund’s average annual net assets. The Adviser is permitted to be reimbursed in any subsequent month in the three-year period from the date of the fee waiver and/or expense reimbursement if the aggregate amount actually paid by the Fund toward operating expenses for such month (taking into account the reimbursement) will not cause the Fund to exceed the lesser of: (a) the expense limitation in effect at the time of the fee waiver and/or expense reimbursement; or (b) the expense limitation in effect at the time of the reimbursement. The Fund’s operating expenses limitation agreements may be terminated only by, or with the consent of, the Board. To the extent that the Fund incurs Excluded Expenses, the Total Annual Expenses (after fee waiver and expense reimbursement) will be higher than 2.25% of the Fund’s average annual net assets.

(3)	Note that Total Annual Expenses (after fee waiver and expense reimbursement) in the table above does not correlate to the ratio of expenses to average net assets (after waiver) found within the “Financial Highlights” section of this Prospectus because, effective May 2, 2021, the operating expense limitation in effect for the Fund increased from 1.75% to 2.25% of the Fund’s average net assets, and “Interest Payments on Borrowed Funds” has been included.

The purpose of the above table is to assist an investor in understanding the fees and expenses that an investor in the Fund will bear directly or indirectly.

Example

This example is based on the expenses set forth in the table and should not be considered a representation of the Fund’s future expenses. The operating expense limits discussed in the table above are reflected only through October 31, 2023. Actual expenses of the Fund may be higher or lower than those shown.

Example	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return (without a repurchase at end of the period)	$36	$100	$167	$345
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return (with a repurchase at end of the period)	$36	$100	$167	$345

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 FINANCIAL HIGHLIGHTS

The Financial Highlights table describes the Fund’s financial performance for the fiscal years ended June 30, 2021, 2020, 2019, 2018, 2017, 2016 and 2015, and the fiscal period ended June 30, 2014. Total returns represent the rate an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of any net investment income and capital gains distributions.

The information for the fiscal years ended June 30, 2021, 2020, 2019, 2018, 2017, 2016 and 2015 and the fiscal period ended June 30, 2014 was derived from financial statements audited by Cohen & Company, Ltd. (“Cohen”), the Fund’s independent registered public accounting firm. Cohen’s report, along with the Fund’s financial statements and notes thereto for each of the five fiscal years in the period ended June 30, 2021, is included in the Fund’s Annual Report for the fiscal year ended June 30, 2021, which is available free of charge from the Fund.

	Year Ended June 30, 2021	Year Ended June 30, 2020	Year Ended June 30, 2019[2]	Year Ended June 30, 2018	Year Ended June 30, 2017	Year Ended June 30, 2016	Year Ended June 30, 2015[3]	Period Ended June 30, 2014*
Per Share Income and Capital Changes for a Share Outstanding Throughout the Period
Net Asset Value, Beginning of Year	$10.07	$9.81	$9.61	$9.79	$10.17	$9.93	$9.91	$10.00
Income (Loss) from Investment Operations:
Net investment income (loss)	0.26	0.35	0.35	0.41	0.34	0.31	0.20	(0.06)
Net realized and unrealized gain (loss) on investments	(0.10)	0.26	0.21	(0.21)	(0.37)	0.28	0.02	(0.03)
Total Income (Loss) from Investment Operations	0.16	0.61	0.56	0.20	(0.03)	0.59	0.22	(0.09)

Less Distributions:
From net investment income	(0.29)	(0.35)	(0.35)	(0.38)	(0.35)	(0.35)	(0.20)	-
Net realized gains	-	-	(0.01)	-	-	-	-	-
Total distributions	(0.29)	(0.35)	(0.36)	(0.38)	(0.35)	(0.35)	(0.20)	-
Net Asset Value, End of Year	$9.94	$10.07	$9.81	$9.61	$9.79	$10.17	$9.93	$9.91
Total Return	1.58%	6.40%	5.96%	2.04%	(0.30)%	5.98%	2.18%	(0.90)%[4]
Ratios/Supplemental Data:
Net assets, end of period (in thousands)	$46,783	$42,029	$44,939	$45,846	$48,611	$52,681	$45,814	$39,898
Ratio of expenses to average net assets:
Before waiver inclusive of interest expense	2.75%	2.80%	2.87%	3.08%	3.11%	2.84%	3.76%	4.66%[5]
After waiver inclusive of interest expense	1.84%[1]	1.75%	1.75%	1.89%	1.79%	1.43%	2.24%	2.50%[5]
Before waiver exclusive of interest expense	2.75%	2.80%	2.87%	2.94%	3.07%	2.83%	3.76%	4.66%[5]
After waiver exclusive of interest expense	1.84%[1]	1.75%	1.75%	1.75%	1.75%	1.42%	2.24%	2.50%[5]
Ratio of net investment income (loss) to average net assets	2.56%	3.49%	3.57%	4.17%	3.40%	3.18%	1.97%	(1.21)%[5]
Portfolio turnover rate	27%	7%	0%	0%	4%	13%	13%	0%[4]

*	The Fund commenced operations on December 16, 2013.
(1)	Effective May 2, 2021, the operating expense limitation was increased from 1.75% to 2.25% of the Fund’s average annual net assets.
(2)	As of March 1, 2019, the Adviser replaced 504 Fund Advisors, LLC as the investment adviser to the Fund.
(3)	As of March 1, 2015, 504 Fund Advisors, LLC replaced Pennant Management, Inc. as the investment adviser to the Fund.
(4)	Not annualized.
(5)	Annualized.

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THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on July 29, 2013 and commenced operations on December 16, 2013. The Fund’s name changed from “The 504 Fund” to “Bluestone Community Development Fund” effective May 1, 2019. The Fund’s name changed from “Bluestone Community Development Fund” to “Equalize Community Development Fund” effective February 18, 2022. The Fund’s principal office is located at 37 West Avenue, Suite 301, Wayne, Pennsylvania 19087, and its telephone number is 1-855-386-3504.

USE OF PROCEEDS

The Adviser will invest the net proceeds of the offering of shares in accordance with the Fund’s investment objectives and policies. Except to the extent used to satisfy periodic repurchase offers, the Adviser expects to be able to fully invest net proceeds in accordance with the Fund’s investment objectives and policies within three to six months of receipt of the proceeds. Such investments may be additionally delayed for a period of three months or longer if Community Development Loans that are eligible for CRA treatment as community development loans or qualified investments are unavailable at the time or for other reasons. A delay in the anticipated use of proceeds could prevent the Fund from achieving its investment objectives.

Pending investment of the net proceeds in accordance with the Fund’s investment objectives and policies, the Adviser will invest in U.S. Government securities; money market funds that invest exclusively in U.S. Government securities; certificates of deposit and other time deposits and savings accounts in a commercial or savings bank or savings association whose accounts are insured by the FDIC; and repurchase and reverse repurchase agreements collateralized by U.S. Government securities or Community Development Loans. Therefore, investors should expect that before the Adviser has fully invested the net proceeds, the Fund’s assets would earn interest income at a modest rate, which could prevent the Fund from achieving its investment objectives. The Fund’s expenses could be substantially higher than the income on such investments.

INVESTMENT OBJECTIVES, STRATEGIES AND POLICIES

Investment Objectives

The Fund’s investment objectives are to provide current income, consistent with the preservation of capital, and to enable institutional Fund investors that are subject to regulatory examination for CRA compliance to claim favorable regulatory consideration of their investment under the CRA.

Change in Investment Objectives. The Fund’s investment objectives are not fundamental and may be changed by the Board without shareholder approval upon 60 days’ prior written notice to shareholders. The Fund may not make any change in its policy of investing in securities suggested by the Fund’s name without first changing the Fund’s name and providing shareholders with at least 60 days’ prior written notice.

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Investment Strategies

The Fund seeks to achieve its objective by investing primarily in a portfolio of Community Development Loans, including investments in 504 First Lien Loans secured by owner-occupied commercial real estate, which represent the non-guaranteed portion of an SBA Section 504 transaction, as well as loans originated under USDA RD programs and BIA Loans. Under normal market conditions, the Fund will invest at least 80% of its total assets in Community Development Loans.

The Adviser will seek to limit the Fund’s investments and investment strategies so as to qualify the Fund as a permissible investment for nationally chartered banks and federal credit unions under current applicable federal laws and regulations. By way of example, the Adviser will ensure the Fund will not invest in certain types of investments that federal credit unions are prohibited from owning, including stripped mortgage-backed securities, collateralized mortgage obligation (“CMO”) and real estate mortgage investment conduit (“REMIC”) securities that do not pass a high risk securities test, CMO and REMIC residuals, and zero coupon securities with maturities greater than 10 years.

Nationally chartered banks and federal credit unions should consult with their legal counsel regarding federal laws and regulations applicable to their investment in the Fund. The Fund also encourages state chartered commercial banks and state chartered credit unions to consult their legal counsel regarding whether shares of the Fund are a permissible investment under their state law.

Investment Policies

The SAI contains a list of the fundamental and non-fundamental investment policies of the Fund under the heading “Investment Limitations.”

SBA 504 CERTIFIED DEVELOPMENT COMPANY LOAN PROGRAM

The SBA developed the SBA 504 Program to promote economic development and create and retain jobs. The program helps First Lien Lenders provide small businesses with long-term financing to acquire and improve major fixed assets, such as owner-occupied commercial real estate and heavy equipment. The program helps businesses by giving them access to financing backed with as little as ten percent owner equity.

Under the program, a First Lien Lender partners with a CDC, a specialized SBA-certified nonprofit corporation, to provide financing for small businesses to acquire or improve real estate or heavy equipment. Each of the First Lien Lenders and the CDC make a loan to a qualifying small business. Typically, the 504 First Lien Loan is secured by a first lien covering 50% to 60% of a project’s cost. The 504 Second Lien Loan is secured by a second lien for up to 40% of the project’s cost, for a combined loan to project cost of no more than 90%. 504 First Lien Loans are not guaranteed by the SBA, U.S. Government or by its agencies, instrumentalities or sponsored enterprises.

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The program helps Financial Institutions attract and serve small business borrowers that may not meet conventional underwriting criteria. Participating with a CDC can help reduce risk for the Financial Institution. Banks and savings institutions also may receive CRA consideration for 504 First Lien Loans, as discussed below.

Eligible Borrowers and Uses of Loans

The SBA 504 Program helps businesses acquire or improve real estate or heavy equipment. The program helps businesses with eligible loan requests that might not otherwise qualify for credit without SBA participation.

To be eligible for a 504 Loan, a business must be operated for profit and fall within the size standards set by the SBA. Under the SBA 504 Program, a business generally qualifies if it has a tangible net worth of not more than $15 million, and an average annual income of $5 million or less for the two years prior to application.

For real estate loans, existing buildings financed by an SBA 504 financing transaction must be at least 51% owner-occupied, and new construction must be at least 60% owner-occupied. The Fund will not engage in any construction financing, but may offer forward commitments to purchase a 504 First Lien Loan at the completion of construction if financed by a third party lender. Loans cannot be made under the SBA 504 Program to a business engaged in real estate speculation or rental investments.

All SBA 504 proceeds must be used for fixed assets, such as the acquisition or improvement of real estate and heavy equipment. While heavy equipment is an eligible use of SBA 504 proceeds, the Fund will not invest in any 504 First Lien Loans where the use of funds is primarily for the purchase of heavy equipment. However, the Fund may invest in a 504 First Lien Loan where the use of funds is for the combined acquisition or improvement of real estate and heavy equipment. In such a loan, the maximum loan to value guidelines for the 504 First Lien Loan will be applied against the real estate value only.

Public Benefit Requirements

The SBA created the SBA 504 Program to help stimulate economic development and create jobs. Since its inception, more than two million jobs have been created or retained nationwide as a direct result of the SBA 504 Program according to a 2010 Certified Development Company Industry Capability Study published by the National Association of Development Companies (the “NADCO”). In most cases, a business must create or retain one job for every $65,000 guaranteed by the SBA. Small manufacturers must create or retain one job for every $100,000 guaranteed by the SBA. Borrowers must include projections for meeting these requirements in their applications for CDC loans. The projections are not part of the First Lien Lender loan process. As an alternative to job creation or retention, a small business may qualify if it meets a community development or public policy goal as long as the CDC maintains its portfolio job average requirements.

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Financing Structure

An SBA 504 Program project is funded by a First Lien Lender, secured with a first lien, typically covering 50% to 60% of the project’s cost (up to a maximum of 65%); a loan from a CDC, secured with a second lien, covering a maximum of 40% of the cost; and a contribution by the borrower of at least 10% of the project cost. The 504 First Lien Loan can be fixed or variable rate and is typically amortized over a term of 20 to 30 years. The 504 First Lien Loan rate, term and fees are negotiable between the borrower and the First Lien Lender.

504 First Lien Loans are not guaranteed by the SBA or any other federal agency. Rather, 504 First Lien Loans benefit from a low loan-to-value ratio (averaging 50% to 55%). If the SBA chooses to protect its interest in the 504 Second Lien Loan, it can, but is not legally obligated to, pay off the 504 First Lien Loan before or at a foreclosure sale, or elect to receive the proceeds from a foreclosure sale only if the 504 First Lien Loan has been satisfied in full.

The SBA considers a number of variables when determining whether or not to proactively protect its 504 Second Lien Loan position. Key variables include the amount of net equity present in the collateral based on an updated appraisal, liquidation costs, marketing time (also determined by the appraisal), and holding costs. The more equity in the property, the more likely it is that the SBA would either purchase the 504 First Lien Loan, or purchase the property at the foreclosure sale (thus retiring the 504 First Lien Loan). By way of example noted in the table below, if the property value at the time of liquidation was determined to be $1,600,000 (a 20% drop), the SBA would expect to realize a gross recovery of 75% of the original loan balance ($400,000/$600,000) less an estimate for liquidation and holding costs. The SBA’s incentive to protect its position would be higher with a current market value of $1,600,000 than if the current market value at liquidation were only $1,200,000. In the latter scenario, the amount of recoverable equity after liquidation and holding costs would be minimal and one would expect the SBA to not proactively protect its position.

There are potentially two key benefits in having the SBA in the 504 Second Lien Loan position in the event of borrower default. The first potential benefit is that, as noted above, the SBA elects to proactively protect its position and retires the senior loan in full (either before or at the foreclosure sale). The second potential benefit is the substantial first loss position funded on any one real estate transaction. For the senior lender’s principal balance to be negatively affected, the liquidation proceeds would have to be less than the combined original down payment or equity position contributed by the borrower and the 504 Second Lien Loan. The combination of borrower equity and SBA investment provides a 25% to 45% buffer between the original purchase price and the liquidation proceeds prior to the Fund incurring a loss. The Fund expects to have an average loan-to-value ratio of 55%. However, the Fund will consider loan-to-value ratios on multi-purpose properties of up to 65%, and up to 60% for hospitality and special purpose properties. The total investment in any one loan (outstanding investment plus liquidation costs) may be higher than proceeds recovered during liquidation which would result in a loss to the Fund.

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The 504 Second Lien Loan is a fixed rate loan, and its term is 20 years for real estate. The rate on the 504 Second Lien Loan is determined when the SBA sells a debenture to fund the loan. Although there is no maximum project size, the maximum 504 Second Lien Loan generally is $5 million, but never more than $5.5 million.

Table 1: Sample Building Acquisition Uses & Sources

USE OF PROCEEDS
Purchase Real Property	$2,000,000
SOURCE OF FUNDS		% OF PROJECT COSTS
504 First Lien Loan	$1,200,000	60%
504 Second Lien Loan	$600,000	30%
Borrower Down Payment	$200,000	10%

The First Lien Lender has the option to retain the loan in its portfolio, participate in the loan with another lender, sell the whole loan to a buyer for premium and/or servicing income, or sell a partial interest in the loan to a buyer for premium and/or servicing income.

Investments in 504 First Lien Loans

The Fund will typically acquire 504 First Lien Loans through assignments. The Fund may also invest in a 504 First Lien Loan through a participation, origination or co-origination.

Assignments. The Fund may purchase 504 First Lien Loans on a direct assignment basis. If the Fund purchases a 504 First Lien Loan on direct assignment, it typically succeeds to all the rights and obligations under the loan agreement of the assigning First Lien Lender and becomes a lender under the loan agreement with the same rights and obligations of the assigning First Lien Lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning First Lien Lender. In this case, the Fund may be required generally to rely upon the assigning bank to demand payment and enforce its rights against the Borrower.

In some cases, the First Lien Lender will negotiate with the Fund prior to loan closing and ask for the loan to be “table funded.” In this scenario, the Fund will wire the principal portion of the loan directly to the escrow agent in place of the First Lien Lender’s funds. The Fund will immediately take an assignment of the loan from the First Lien Lender.

Participations. The Fund may, but will not typically, invest in a 504 First Lien Loan through a participation with a Financial Institution. A participation typically results in a contractual relationship only with the Financial Institution selling the participation interest, not with the Borrower. As a result, the Fund will have the right to receive payments of principal, interest and any fees to which it is entitled only from the Financial Institution selling the participation and only upon receipt by such Financial Institution of such payments from the Borrower. In purchasing participations, the Fund generally will have no direct right to enforce compliance by the Borrower with the terms of the loan agreement (but will generally have voting rights on proposed solutions in a liquidation scenario), nor any rights with respect to any funds acquired by other lenders through set-offs against the Borrower. The Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the Borrower and the Financial Institution selling the participation. Due to the increased risk of a participation versus other types of loan purchases, the Fund will only participate with Financial Institutions. Participations with Non-bank Lenders will not be considered.

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Originations and Co-Originations. The Fund may act as an original lender or one of a group of lenders originating a 504 First Lien Loan. In a co-origination, the selling First Lien Lender will prepare loan documents as normal, except for the promissory note. The promissory note will be bifurcated into an “A” note and a “B” note. The “A” note or the “B” note would then be assigned to the Fund. If the two notes are not pari-passu (i.e., not on equal footing), the Fund will take assignment of the senior note. The Fund will not purchase any subordinated or junior note. An inter-creditor agreement between the Fund and the selling First Lien Lender will dictate rights and responsibilities.

Restrictive Covenants. Loan agreements may include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the First Lien Lender to receive timely payments of interest on and repayment of principal of the 504 First Lien Loans. Restrictive covenants typically will include a prepayment penalty provision and restrictions on change of ownership of the real property and/or the Borrower without the prior consent of the Adviser on behalf of the Fund. They also may include provisions requiring the Borrower to maintain specific minimum financial ratios and limits on total debt. The typical practice of the Adviser in relying exclusively or primarily on reports from the Borrower to monitor the Borrower’s compliance with covenants may involve a risk of fraud by the Borrower. In the case of a Community Development Loan in the form of a participation, the agreement between the buyer and seller may limit the rights of the buyer to vote on certain changes that may be made to the loan agreement, such as waiving a breach of a covenant. However, the buyer of the participation will, in almost all cases, have the right to vote on certain fundamental issues such as changes in principal amount, payment dates and interest rate. A Borrower must comply with various covenants in a loan agreement between the Borrower and the First Lien Lender. A Borrower’s failure to comply could be considered to be an event of default, which may lead to a formal liquidation proceeding depending upon the particular circumstances involving the particular Borrower and property. The Adviser typically will be responsible for monitoring compliance with covenants contained in the loan agreement based upon reports prepared by the Borrower.

Portfolio Maturity. Although the Fund is not subject to any restrictions with respect to the maturity of 504 First Lien Loans held in its portfolio, 504 First Lien Loans typically have a stated term of between 10 and 30 years, and amortization periods of 20 to 30 years. Many, but not all, of the 504 First Lien Loans purchased by the Fund will have been originated in the last 12 months. 504 First Lien Loans may be fixed rate or variable rate loans. The Fund generally will purchase 504 First Lien Loans with adjustable rate features. The rates of interest may adjust either quarterly or periodically (over periods of one to five years). For example, if the Fund purchases or table-funds a loan with an initial fixed rate of three years, the loan could either reset for another three years at the conclusion of the initial three-year period and every three years thereafter, or the loan could convert to a quarterly adjustable rate after the initial three-year term. As a result of adjustable rate features, as short-term interest rates increase, interest payable to the Fund from its investments in 504 First Lien Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in 504 First Lien Loans should decrease. This may increase fluctuations in the Fund’s NAV as a result of changes in interest rates. The amount of time required to pass before the Fund will realize the effects of changing short-term interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the 504 First Lien Loans in its investment portfolio. Despite prepayment penalties, in a declining interest rate environment there may be significant economic incentives for a Borrower to prepay its loans. If prepayments occur, the Fund may need to reinvest the proceeds in a lower interest rate environment. If prepayments occur, the actual remaining maturity of the Fund’s investment portfolio invested in 504 First Lien Loans may vary substantially from the average stated maturity of the 504 First Lien Loans held in the Fund’s investment portfolio. As a result of anticipated prepayments from time to time of 504 First Lien Loans in the investment portfolio, the Adviser believes that the actual remaining maturity of the 504 First Lien Loans held in its portfolio will range from approximately 5 to 10 years, but the actual remaining maturity of the 504 First Lien Loans could be substantially longer or shorter than 5 to 10 years.

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Loans That Are Not Fully Amortized. The Fund anticipates that a substantial portion of the 504 First Lien Loans held in its portfolio will be fully amortizing loans. However, certain First Lien Lenders may offer loans that are not fully amortizing, such as a 25-year amortization due in 10 years, to their small business commercial real estate borrowers. A Borrower has numerous options to plan for this eventuality, including: payoff from cash proceeds; refinance by a third-party lender; sale of the property, or extension of the loan by the Fund. It is possible that the Fund will be faced with a matured loan with an outstanding principal balance. In the absence of any of the aforementioned remedies, the Fund’s sole option would be liquidation. An action of liquidation could be mitigated by the principal pay down that occurred over the life of the loan and price appreciation, if any, over the term of the loan, but the Fund still could incur substantial losses on the loan.

Investments. The Adviser plans to allow the Fund to invest in loans for a defined group of property types, including, but not limited to, multipurpose properties (e.g., warehouses, retail stores, industrial, medical offices, research and design properties, etc.), hospitality properties (restricted to franchises of major companies and excluding independent hotel/motel properties) and other special purpose properties (e.g., bowling alleys, surgery centers and nursing homes, including assisted living properties, etc.). The Adviser will also generally exclude from the Fund’s portfolio loans for certain property types, such as gas stations, car washes, and certain properties with underground storage tanks, and other properties that could give rise to environmental liabilities.

Loan Collateral. In order to borrow money pursuant to a 504 First Lien Loan, a Borrower will, for the term of the loan, pledge collateral, including tangible fixed assets, such as real property, buildings and equipment. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would fully satisfy a Borrower’s obligations under a 504 First Lien Loan. Even assuming that the collateral provides adequate security for a 504 First Lien Loan, substantial delays could be encountered in connection with the liquidation of defaulted loans. An action of foreclosure on property securing a 504 First Lien Loan is similar to the foreclosure process on similar non-SBA loans, is regulated by state statutes and rules, and is subject to many of the delays and expenses of other lawsuits if defenses or counterclaims are interposed, sometimes requiring several years to complete. Furthermore, in some states an action to obtain a deficiency judgment is not permitted following a non-judicial sale of a property. See “Anti-Deficiency Legislation and Other Limitations on Lenders.” In the event of a default by a Borrower, these restrictions may impede the Fund’s ability to foreclose on or sell the collateral or to obtain liquidation proceeds sufficient to repay all amounts due on the related loan, and could result in substantial loss to the Fund.

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The Adviser will rely upon an independent third-party appraisal management company to order appraisals, review appraisal qualifications and review appraisals for compliance with the Uniform Standards of Professional Appraisal Practice. The Adviser’s policy is that all appraisers must be certified general appraisers and state certified.

Credit Quality. Although a Borrower must satisfy the credit underwriting requirements of the First Lien Lender, the SBA and the CDC to obtain a loan, the Adviser performs its own credit and investment analysis of the Borrower and its 504 First Lien Loan. The Adviser receives a full financial application package, which includes personal and business tax returns, personal financial statements, business financial statements, credit reports and information on underlying real estate, collateral and title. The Adviser’s analysis will include consideration of the Borrower’s financial strength and managerial experience, debt coverage, changing financial conditions, and responsiveness to changes in business conditions and interest rates. Post-closing, the Adviser will generally rely on an independent third-party servicing agent to send written requests annually to a Borrower for updated financial information, such as personal and business tax returns and financial statements, which the Adviser will review and analyze. A Borrower’s failure to provide this information could be considered to be an event of default, which may lead to a formal liquidation proceeding depending on the circumstances and whether there were other covenant violations.

Fund credit underwriting guidelines will generally follow SBA underwriting guidelines regarding debt service coverage ratio. However, the Fund will be more conservative than the SBA with respect to the following underwriting parameters:

•	The Borrower must have at least two years of ownership experience in the same, or similar, industry (i.e., no start-ups).

•	Loan-to-value ratio of the 504 First Lien Loan (65% maximum multi-purpose, 60% maximum special purpose). For purposes of the Fund’s analysis, the loan-to-value ratio is calculated by dividing the 504 First Lien Loan by the lower of the appraised value, or the purchase price if the property was purchased within the last 24 months.

•	Minimum credit score from a nationally-recognized credit reporting entity (620 minimum on major principal, or average among multiple, key principals).
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Because 504 First Lien Loans in which the Fund may invest are not generally rated by independent credit rating agencies, a decision by the Fund to invest in a particular loan will depend almost exclusively on the Adviser’s credit analysis of the Borrower. All 504 First Lien Loans will be current on the payment of interest and principal at the time they are purchased by the Fund.

The 504 First Lien Loans in which the Fund may invest include those that pay fixed rates of interest and those that pay floating rates—i.e., rates that adjust periodically based on a known lending rate, such as a bank’s prime rate.

Bankruptcy Considerations. The Fund will be subject to the risk that collateral securing a 504 First Lien Loan will decline in value. Such a decline, whether as a result of bankruptcy proceedings or otherwise, could cause the 504 First Lien Loan to be under collateralized or unsecured. If a Borrower becomes involved in bankruptcy proceedings, a court may invalidate the Fund’s security interest in the loan collateral or subordinate the Fund’s rights under the 504 First Lien Loan to the interests of the Borrower’s unsecured creditors or cause interest previously paid to be refunded to the Borrower. If a court requires interest to be refunded, it could negatively affect the Fund’s performance. Such action by a court could be based, for example, on a “fraudulent conveyance” claim to the effect that the Borrower did not receive fair consideration for granting the lien or security interest in the loan collateral to the Fund. There are also other events, such as the failure to record a lien or perfect a security interest due to faulty documentation or faulty official filings, which could lead to the invalidation of the Fund’s lien or security interest in loan collateral. If the Fund’s lien or security interest in loan collateral is invalidated or the 504 First Lien Loan is subordinated to other debt of a Borrower in bankruptcy or other proceedings, the Fund would have substantially lower recovery, or perhaps no recovery, on the full amount of the principal and interest due on the 504 First Lien Loan.

Improved Liquidity in 504 First Lien Loan Market. The Adviser hopes that the Fund will help to create some liquidity in the SBA First Lien Loan market. The addition of the Fund as a potential buyer of 504 First Lien Loans may enable First Lien Lenders to sell certain 504 First Lien Loans to the Fund and, once sold, originate additional 504 First Lien Loans. Thus, small business borrowers may have more access to 504 First Lien Loans. As noted earlier under “Public Benefit Requirements,” an increased volume of 504 First Lien Loans may have a positive impact on economic development and job creation. In addition, the Fund may benefit from improved liquidity in the 504 First Lien Loan market. If the market becomes more liquid, the 504 First Lien Loans in the portfolio could be easier to value.

Certain fees paid to or by the Fund. In the process of buying, selling and holding 504 First Lien Loans, the Fund may receive and/or pay certain fees. These fees are in addition to interest payments received and may include commitment fees, amendment fees, commissions and prepayment penalty fees. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a 504 First Lien Loan by a Borrower. Other fees received by the Fund may include covenant waiver fees, covenant modification fees or other amendment fees.

Servicing. There will be both a master servicer and a sub-servicer. The Adviser will generally rely upon an independent third-party servicing agent not affiliated with the Adviser to act as the master servicer (the “Master Servicer”) to receive and forward to the Fund its portion of the principal and interest payments on the 504 First Lien Loan. The Master Servicer may monitor the Borrower’s property tax payments, insurance compliance and UCC expirations. If applicable, the Master Servicer will administer loan impound accounts and work with the Adviser to calculate and accept prepayment penalties. The Master Servicer is compensated by the Adviser, not the Fund, for providing these services. The Fund will not reimburse the Adviser for the Master Servicer’s fees.

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A Financial Institution or a Non-Bank Lender may sell a 504 First Lien Loan to the Fund at a premium without retaining any servicing responsibility or receiving any sub-servicing fee, in which case the Adviser will act as the sub-servicer without receiving any compensation for its services. Alternatively, the Financial Institution/Non-Bank Lender may elect to retain its role as sub-servicer and continue to facilitate interaction with the Borrower. In such cases, the Financial Institution/Non-Bank Lender may exchange some or all of the negotiated premium on the sale of the 504 First Lien Loan for a negotiated ongoing sub-servicing fee. The Fund will not pay any sub-servicing fees. Rather, for those 504 First Lien Loans where the Financial Institution/Non-Bank Lender elects to convert all or a portion of the purchase premium for a loan to receipt of a portion of negotiated coupon payable by the Borrower with respect to the loan, the Master Servicer will allocate the Borrower’s interest payments between the Fund and the Financial Institution/Non-Bank Lender. For example, the Financial Institution/Non-Bank Lender may elect to convert the premium to a sub-servicing fee at a negotiated rate of 0.25% in servicing for each 1.00% in premium. In this example, if the one-time premium on a 504 First Lien Loan was equal to 3.00%, the Financial Institution/Non-Bank Lender may elect to retain an ongoing sub-servicing fee of 0.25% in exchange for 1.00% in premium, and retain 2.00% in premium.

Prepayments. Upon a prepayment, either in part or in full, the actual outstanding debt on which the Fund derives interest income will be reduced. The Fund may receive a prepayment penalty fee from the prepaying Borrower. However, there is no assurance that the Fund will be able to reinvest the proceeds of any loan prepayment at the same interest rate or on the same terms as those of the original loan.

Selling 504 First Lien Loans. When the option exists, the Adviser will consider selling 504 First Lien Loans to a secondary market buyer for either income or CRA purposes. However, only limited opportunities may exist to sell loans or the Fund may be able to sell them only at a price that is less than their fair market value.

Other information regarding 504 First Lien Loans. From time to time, the Adviser and its affiliates may borrow money from various unaffiliated banks in connection with their business activities. Such banks may also sell interests in 504 First Lien Loans to, or acquire them from, the Fund or may be intermediate participants with respect to 504 First Lien Loans in which the Fund owns interests. Such banks may also act as servicing agents for 504 First Lien Loans held by the Fund.

Losses. There will be two loss scenarios in situations where a partial interest in a loan is purchased:

Pari-Passu (i.e., on equal footing). The Fund may purchase partial interests in 504 First Lien Loans on a pari-passu basis with equal seniority and right to payment. In the event of default, the Financial Institution and the Fund share losses equally. For example, if the Fund purchases 50% of a $1 million loan and only $900,000 is recovered through liquidation, the Fund would realize $50,000 of the $100,000 loss and the seller would realize the remaining $50,000 of the loss. Under the pari-passu scenario, if liquidation proceeds are less than the remaining principal plus accrued interest and liquidation costs, the Fund will realize a loss on a pro rata basis with the pari-passu lender. There is no cushion for losses.

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Last-Loss. The Fund may purchase or co-originate 504 First Lien Loans on a last-loss basis. In the event of default, the Fund suffers the last loss. For example, if the Fund purchases or co-originates 85% of a $1 million loan and only $900,000 is recovered through liquidation, the Fund would realize no loss and the junior first-loss holder would suffer the entire $100,000 loss. Under the last-loss scenario, if the liquidation proceeds are less than the remaining principal plus accrued interest and liquidation costs, the Fund will realize losses only after the junior first-loss holder’s subordinated interest has been depleted.

When purchasing or co-originating 504 First Lien Loans on a last-loss basis, the Fund will only pay an ongoing sub-servicing fee to the junior first-loss holder with no upfront premium. In this payment structure, the junior first-loss holder derives compensation only if a loan is performing.

Example: A First Lien Lender submits a $1 million 504 First Lien Loan to the Fund for consideration of the purchasing or co-originating of an 85% interest on a last-loss basis. The Fund would co-originate $850,000 of the 504 First Lien Loan at par with, for example, an ongoing 1.00% sub-servicing fee on the senior 85% interest payable to the 15% junior first-loss holder.

504 Second Lien Loans

According to the SBA Standard Operating Procedure on 504 Loan Servicing and Liquidation, the SBA determines on a case-by-case basis which Loan Action (defined below) or combination of Loan Actions, if any, is most appropriate under the circumstances to protect the equity available for a 504 Second Lien Loan. The SBA is under no legal obligation to take any of the Loan Actions described below or otherwise take any action.

Loan Actions include, but are not limited to:

Payment Advances to Bring 504 First Lien Loan Current

The SBA may advance funds to the First Lien Lender to keep payments on a 504 First Lien Loan current if the goal is to negotiate a workout.

504 First Lien Loan Purchase or Pay Off

The SBA may purchase or pay off a 504 First Lien Loan, particularly if the First Lien Lender offers a discount, the risk is justified by an appraisal and recoverable value analysis, and purchasing or paying off the loan will improve the Borrower’s ability to repay the 504 Second Lien Loan.

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Judicial Foreclosures and Protective Bids

If the First Lien Lender initiates a judicial foreclosure action, the SBA may enter a protective bid at the foreclosure sale if the Recoverable Value of the property is 10% or more of its Liquidation Value, unless abandonment is appropriate. For example, if the collateral has an appraised value of $100,000, a Liquidation Value of $80,000, and a Recoverable Value of $50,000 (i.e., Liquidation Value minus the balance owed on senior liens, foreclosure costs, and holding and resale costs), a Protective Bid could be entered because $50,000 is more than $8,000 (10% of $80,000). The maximum amount of a protective bid is the lesser of the balance owed on the 504 Second Lien Loan or the Recoverable Value of the collateral.

Abandonment of the collateral being foreclosed upon is appropriate for Recoverable Value of less than $10,000 for real property and $5,000 for personal property collateral. A “no bid” position may also be justified if, based on the circumstances which are not reflected in the appraisal but are documented in the loan file, a prudent lender would not enter a protective bid even though the Recoverable Value of the collateral is 10% or more of its Liquidation Value.

Anti-Deficiency Legislation and Other Limitations on Lenders

Certain states have imposed statutory and judicial restrictions that limit the remedies of a beneficiary under a deed of trust or a mortgagee under a mortgage. In some states, including California, statutes and case law limit the right of the beneficiary or mortgagee to obtain a deficiency judgment against borrowers financing the purchase of their commercial property or following sale under a deed of trust or certain other foreclosure proceedings. A deficiency judgment is a personal judgment against the borrower equal in most cases to the difference between the amount due to the lender and the fair market value of the real property at the time of the foreclosure sale. As a result of these prohibitions, it is anticipated that in most instances where deficiency judgments are not permitted, the Adviser will utilize the non-judicial foreclosure remedy and will not seek deficiency judgments against defaulting borrowers in those states where non-judicial foreclosure is acceptable.

In addition to anti-deficiency and related legislation, numerous other federal and state statutory provisions, including the federal bankruptcy laws and state laws affording relief to debtors, may interfere with or affect the ability of the secured mortgage lender to realize upon its security. For example, in a proceeding under the federal Bankruptcy Code, a lender may not foreclose on a mortgaged property without the permission of the bankruptcy court. The rehabilitation plan proposed by the debtor may provide, if the court determines that the value of the mortgaged property is less than the principal balance of the mortgage loan, for the reduction of the secured indebtedness to the value of the mortgaged property as of the date of the commencement of the bankruptcy, rendering the lender a general unsecured creditor for the difference, and also may reduce the monthly payments due under such mortgage loan, change the rate of interest and alter the mortgage loan repayment schedule. The effect of any such proceedings under the federal Bankruptcy Code, including but not limited to any automatic stay, could result in delays in receiving payments on the loans underlying a series of securities and possible reductions in the aggregate amount of such payments.

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The federal tax laws provide priority to certain tax liens over the lien of a mortgage or secured party.

USDA LOAN PROGRAMS

Starting on October 1, 2020, the USDA implemented an initiative to help increase private investment in rural businesses and economic development projects. The USDA implemented a standard set of requirements, process and forms for these programs, unifying them under the umbrella of the OneRD Guarantee Loan Initiative. The OneRD Guarantee Loan Initiative is intended to increase private investment in rural communities across the United States by making it easier for USDA Lenders to access for flagship USDA RD programs:

•	Rural Energy for America Program (“REAP”) Loans;

•	Community Facilities Guaranteed Loans;

•	USDA Water & Waste Disposal Loan Guarantees; and

•	USDA Business & Industry Loan Guarantees

Funding for such projects is provided through the Strategic Economic and Community Development (“SECD”) provision of the Agriculture Improvement Act of 2018 (the “Farm Bill”). The purpose of SECD is to support projects that promote and implement strategic community investment plans. These plans use the unique strengths of rural communities to advance prosperity. USDA RD Loans help finance projects to build community prosperity by using community assets, identifying resources, convening partners and leveraging federal, state, local or private funding. USDA RD Programs included under SECD funding include USDA Community Facilities Guaranteed Loans, USDA Water & Waste Disposal Loan Guarantees, and USDA Business & Industry Loan Guarantees. Banks and savings institutions also may receive CRA consideration for USDA RD Loans, as discussed below.

The USDA RD programs are guaranteed by the U.S. Government up to a specified percentage, as set forth below. Each USDA RD Program may set the maximum percentage of guarantee for the loans at 90% although each USDA RD Program may set the guaranteed percentage below the maximum. The Fund may purchase up to 100% of the guaranteed portion of each USDA RD Loan (currently 80% guarantee percentage for each USDA RD program noted above), or up to 62.50% of the unguaranteed portion of each USDA RD Loan (12.50% of the gross loan amount). USDA regulations require that the USDA Lender retain 7.50% of each USDA RD Loan issued for the life of the Loan.

Investments in USDA RD Loans

The Fund will invest in USDA RD Loans though participations originated by USDA Lenders.

The Fund may invest in participations in USDA RD Loans (including REAP Loans, Community Facilities Loans, Water & Waste Disposal Loans and Business & Industry Loans that meet USDA eligibility requirements and have been approved by USDA. All USDA RD Loans will be fully collateralized after commercially reasonable discounts and adhering to standard USDA collateral requirements. The Fund will consider investing in USDA RD Loans where cash flow is deemed to be sufficient on a historical or future project basis to service the USDA RD Loan for the entirety of the term.

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USDA RD Loans must be funded to the borrower. Should a borrower declare bankruptcy, the Fund would work with the seller of the interest in the USDA RD Loan to either restructure the loan or foreclose and liquidate the collateral.

Certain Fees Paid to or by the Fund. The Fund may purchase participating interests in the guaranteed or unguaranteed portion of the USDA RD Loans that are part of the USDA RD programs. In acquiring a participation in such USDA RD Loans, the Adviser will negotiate a participation purchase price that may include payment of premium, a purchase at par, or a purchase at below par with the seller retaining servicing income.

Servicing. USDA requires the seller of a participation in a USDA RD Loan to maintain a servicing fee of at least a 0.50% of the guaranteed amount of a USDA RD Loan amount when selling the guaranteed portion of the USDA RD Loan in the secondary market. The servicing fee is meant to provide sufficient income to current and potentially future loan servicers for the life of the USDA RD Loan. Sellers are permitted to retain more than a 0.50% servicing fee.

Prepayments. Prepayment penalties are negotiated between the USDA Lender and borrower for a USDA RD Loan. Prepayment penalties range from 5% to 1% in years one through five of the USDA RD Loan to a 10% flat fee for ten years. Prepayment penalties are passed through to the USDA Lender including any parties that purchase a participation in the USDA RD Loan, such as the Fund.

Selling USDA RD Loans. Should a secondary sale become necessary, the Fund can sell all or a portions of an interest in a USDA RD Loan through an assignment of the USDA RD Loan note guarantee, subject to the acknowledgement of USDA. The Fund can sell all or portions of the unguaranteed portion of a USDA RD Loan without USDA involvement but with the consent of the USDA Lender.

Rural Energy for America Program

REAP was authorized by a predecessor to the Farm Bill in 2014. REAP provides guaranteed loan financing to enable USDA Lenders to provide loans (“REAP Loans”) and grant funding to agricultural producers and rural small businesses for renewable energy systems or to make energy efficiency improvements. Agricultural producers may also apply for new energy efficient equipment and new system loans for agricultural production and processing.

Eligible Borrowers and Uses of REAP Loans. Eligible recipients of REAP Loans are agricultural producers with at least 50% of their gross income coming from agricultural operations, and small businesses in eligible rural areas with 50,000 residents or fewer. Agricultural producers may be in rural or non-rural areas. To be eligible, agricultural producers and small business must have no outstanding delinquent federal taxes, debt judgment or debarment.

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Individual borrowers must be citizens of the United States or reside in the U.S. after being legally admitted for permanent residence. Private-entity borrowers must demonstrate that funds will remain in the U.S.

REAP Loans may be used for renewable energy systems, such as biomass (for example: biodiesel, and ethanol, anaerobic digesters, and solid fuels), geothermal for electric generation or direct use, hydropower below 30 megawatts, hydrogen, small and large wind generation, small and large solar generation and ocean (tidal, current, thermal) generation. REAP Loans may also be used for the purchase, installation and construction of energy efficiency improvements, such as high efficiency heating, ventilation and air conditioning systems, insulation, lighting, doors and windows, electric, solar or gravity pumps for sprinkler pivots, switching from a diesel to electric irrigation motor and replacement of energy-inefficient equipment.

Collateral Requirements and Financing Structure. All REAP Loans must be fully collateralized. Collateral can include, but is not limited to: general obligation bonds; revenue bonds; pledges of taxes or assessments; assignments of facility revenue and byproduct revenue, as well as other assets such as land, easements, rights-of-way, water rights, buildings, machinery, equipment, inventory; accounts receivable, other accounts, contracts, cash, assignments of leases and leasehold interests.

REAP provides loan guarantees on loans up to 75 percent of total eligible project costs. The loan guarantee percentage is published annually in the federal register. REAP Loans approved during fiscal year 2021 will receive an 80% guarantee. If a REAP Loan borrower is in default, the holder of a participation in the guaranteed portion of the REAP Loan may submit a claim to the USDA, and would be due proceeds from the USDA guarantee on a pro rata basis. The holder of a participation in the unguaranteed portion of a REAP Loan would be dependent on the lead lender to liquidate the underlying collateral, and would then be due proceeds from liquidation on a pro rata basis.

The USDA Lender, with USDA concurrence, will establish and justify the guaranteed REAP Loan term based on the use of guaranteed loan funds, the useful economic life of the assets being financed and those used as collateral, and the borrower’s repayment ability. The REAP Loan term will not typically exceed 30 years. Interest rates are negotiated between the USDA Lender and borrower. Rates may be fixed or variable. Variable interest rates may not be adjusted more often than quarterly.

Fees applicable to REAP Loans include:

•	An initial guarantee fee payable by USDA Lenders which is currently 1.00% of the guaranteed REAP Loan amount.

•	A guarantee retention fee payable by USDA Lenders which is currently 0.25% of the outstanding guaranteed REAP Loan balance, paid annually.

•	A fee for the issuance of the loan note guarantee prior to construction of 0.50% of the guaranteed REAP Loan amount.

•	Reasonable and customary fees for loan origination are negotiated between the borrower and USDA Lender.
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Underwriting Requirements. REAP Loans are subject to the following regulatory underwriting requirements:

•	The USDA Lender will conduct a credit evaluation using credit documentation procedures and underwriting processes that are consistent with generally accepted prudent lending practices and also consistent with the USDA Lender’s own policies, procedures and lending practices;

•	The USDA Lender’s evaluation must address any financial or other credit weaknesses of the borrower and project and discuss risk mitigation requirements;

•	The USDA Lender must analyze all credit factors to determine that the credit factors and guaranteed loan terms and conditions ensure guaranteed loan repayment; and

•	Credit factors to be analyzed include but are not limited to character, capacity, capital, collateral, and conditions.

Additional Requirements. REAP Loans are subject to the following additional requirements:

•	Applicants for a loan must provide at least 25 percent of the project cost;

•	All projects funded by a REAP Loan must have technical merit and utilize commercially available technology; and

•	Energy efficiency projects require an energy audit or assessment.

USDA Community Facilities Guaranteed Loans

The USDA Communities Facilities Guaranteed Loan Program provides loan guarantees to eligible USDA Lenders to provide loans (“Community Facilities Loans”) to develop essential community facilities in rural areas. An essential community facility is defined as a public improvement, operated on a non-profit basis, needed for the orderly development of a rural community where the rural community is a city or town, or its equivalent county or multi-county area. The term “facility” refers to both the physical structure financed, and the resulting service provided to rural residents or rural businesses.

Eligible Borrowers and Uses of Community Facilities Loans. Eligible borrowers are public bodies, Indian tribes on federal and state reservations, federally-recognized Indian Tribes and non-profit organizations. Community Facilities Loans may generally be given to eligible borrowers in rural areas with populations of 50,000 residents or less.

Each year the USDA will reserve funds to guarantee Community Facilities Loans for projects located in rural areas with populations of 20,000 inhabitants or fewer on the following schedule: 100% of the first $200 million made available, 50% of the next $200 million made available, and 25% of all amounts exceeding $400 million made available. Community Facilities Loans may be used to construct, enlarge, extend or otherwise improve essential community facilities. Community Facilities Loans may also be used to refinance the debt of an essential community facility.

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Examples of essential community facilities include health care facilities and services, including but not limited to hospitals, fire, rescue, and public safety facilities equipment, and services; community, public, social, educational, or cultural facilities or services; transportation facilities such as streets, bridges, roads, ports, and airports; certain utility projects, gas distribution systems, recycling and transfer centers or stations; telecommunications end-user equipment when related to public safety, medical, or educational telecommunication links; water infrastructure facilities such as levees, dams, reservoirs, inland waterways, canals, and irrigation systems; purchase and installation of renewable energy systems for use by an essential community facility; land acquisition and necessary site preparation including access ways and utility extensions to and throughout an industrial park site; and community parks, community activity centers, and similar types of facilities.

Community Facilities Loans may not be used for lines of credit, owner-occupied and rental housing, golf courses or golf course infrastructure, racetracks or gambling facilities, facilities used for inherently religious activities, projects that create, directly or indirectly a conflict of interest, and inherently commercial enterprises.

Collateral Requirements and Financing Structure. For Community Facilities Loans, the USDA Lender is responsible for obtaining and maintaining proper and adequate collateral for the guaranteed loan.  All collateral relating to Community Facilities Loans must secure the guaranteed loan. The loan guarantee percentage is published annually in a federal register notice. Community Facilities Loans approved in Fiscal Year 2021 will receive an 80% guarantee. If a Community Facilities Loan borrower is in default, the holder of a participation in the guaranteed portion of the Community Facilities Loan may submit a claim to the USDA, and would be due proceeds from the USDA guarantee on a pro rata basis. The holder of a participation in the unguaranteed portion of a Community Facilities Loan would be dependent on the lead lender to liquidate the underlying collateral, and would then be due proceeds from liquidation on a pro rata basis.

The maximum amount of a guaranteed Community Facilities Loan is $100 million. The maximum loan amount includes the guaranteed and unguaranteed portion. It also includes the balance of any existing Community Facilities Loans for a borrower and the new Community Facilities Loan requests.

The USDA Lender, with USDA concurrence, will establish and justify the Community Facility Loan guaranteed loan term based on the use of guaranteed loan funds, the useful economic life of the assets being financed and those used as collateral, and the borrower’s repayment ability. The loan term for a Community Facilities Loan will not exceed 40 years.

Interest rates for Community Facilities Loans are negotiated between the USDA Lender and borrower. Rates may be fixed or variable. Variable interest rates may not be adjusted more often than quarterly.

Fees applicable to Community Facilities Loans include:

•	An initial guarantee fee payable by USDA Lenders which is currently 1.00% of the guaranteed amount of the Community Facilities Loan;
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•	A guarantee retention fee payable by USDA Lenders which is currently 0.25% of the outstanding guaranteed balance of the Community Facilities Loan, paid annually ;

•	A fee for the issuance of the loan note guarantee prior to construction of 0.50% of the guaranteed amount of the Community Facilities Loan; and

•	Reasonable and customary fees for loan origination are negotiated between the borrower and USDA Lender.

Underwriting Requirements. Community Facilities Loans are subject to the following regulatory underwriting requirements:

•	The USDA Lender will conduct a credit evaluation using credit documentation procedures and underwriting processes that are consistent with generally accepted prudent lending practices and also consistent with the USDA Lender’s own policies, procedures and lending practices;

•	The USDA Lender’s evaluation must address any financial or other credit weaknesses of the borrower and project and discuss risk mitigation requirements;

•	The USDA Lender must analyze all credit factors to determine that the credit factors and guaranteed loan terms and conditions ensure guaranteed loan repayment; and

•	Credit factors to be analyzed include but are not limited to character, capacity, capital, collateral, and conditions.

Additional Requirements. Additional requirements applicable to Community Facilities Loans include the following:

•	Borrowers must have legal authority to construct, operate and maintain the proposed facilities and services and to obtain, give security for and repay the proposed Community Facilities Loan;

•	Borrowers must be unable to finance the project from their own resources or through commercial credit at reasonable rates and terms;

•	Borrowers must provide evidence of significant community support;

•	Non-profit borrowers must have significant ties to the project service area;

•	Facilities must be for public use and serve the rural area where they are/will be located; and

•	USDA Lenders are responsible for becoming familiar, and ensuring compliance with federal environmental requirements.

USDA Water & Waste Disposal Loans

The USDA Water & Waste Disposal Guaranteed Loan Program helps USDA Lenders provide loans (“Water &Waste Disposal Loans”) to qualified borrowers to improve access to clean, reliable water and waste disposal systems for households and business in rural areas.

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Eligible Borrowers and Uses of Waste Disposal Loans. Eligible recipients of Water &Waste Disposal Loans include public bodies, federally-recognized Indian tribes and non-profit businesses. Water &Waste Disposal Loans are available to borrowers in rural areas with populations of 50,000 residents or less, tribal lands in rural areas and colonias.

Water & Waste Disposal Loans may be used to construct or improve facilities for drinking water, sanitary sewers, solid waste disposal or storm water disposal facilities. Water & Waste Disposal Loans may also be used for guarantee and lender fees, legal and engineering fees, land acquisition and equipment, additional labor paid for by borrowers to install and extend service, initial operating expenses, capitalized interest, purchase of existing facilities to improve service or prevent loss of service or debt refinancing.

Collateral Requirements and Financing Structure. For Water & Waste Disposal Loans, the USDA Lender is responsible for obtaining and maintaining proper and adequate collateral for the guaranteed loan.  All collateral relating to Water & Waste Disposal Loans must secure the guaranteed loan. The loan guarantee percentage is published annually in a Federal Register notice. Water & Waste Disposal Loans approved in Fiscal Year 2021 will receive an 80% guarantee. If a Water & Waste Disposal Loan borrower is in default, the holder of a participation in the guaranteed portion of the Water & Waste Disposal Loan may submit a claim to the USDA, and would be due proceeds from the USDA guarantee on a pro rata basis. The holder of a participation in the unguaranteed portion of a Water & Waste Disposal Loan would be dependent on the lead lender to liquidate the underlying collateral, and would then be due proceeds from liquidation on a pro rata basis.

The USDA Lender, with USDA concurrence, will establish and justify the Water & Waste Disposal Loan term based on the use of Water & Waste Disposal Loan funds, the useful economic life of the assets being financed and those used as collateral including revenues taken as security, and the borrower’s repayment ability. The Water & Waste Disposal Loan term will not exceed 40 years.

Interest rates are negotiated between the USDA Lender and borrower for Water & Waste Disposal Loans. Rates may be fixed or variable. Variable interest rates may not be adjusted more often than quarterly.

Fees applicable to Water & Waste Disposal Loans include:

•	An initial guarantee fee payable by USDA Lenders which is currently 1.00% of the guaranteed Waste & Water Disposal Loan amount.

•	A guarantee retention fee payable by USDA Lenders which is currently 0.25% of the outstanding guaranteed balance of the Waste & Water Disposal Loan amount, paid annually.

•	A fee for the issuance of the loan note guarantee prior to construction of 0.50% of the guaranteed amount of the Waste & Water Disposal Loan amount.

•	Reasonable and customary fees for loan origination are negotiated between the borrower and USDA Lender.
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Underwriting Requirements. Waste & Water Disposal Loans are subject to the following regulatory underwriting requirements:

•	USDA Lenders will conduct a credit evaluation using credit documentation procedures and underwriting processes that are consistent with generally accepted prudent lending practices and also consistent with the USDA Lender’s own policies, procedures and lending practices;

•	The USDA Lender’s evaluation must address any financial or other credit weaknesses of the borrower and project and discuss risk mitigation requirements;

•	The USDA Lender must analyze all credit factors to determine that the credit factors and guaranteed loan terms and conditions ensure guaranteed loan repayment; and

•	Credit factors to be analyzed include but are not limited to character, capacity, capital, collateral, and conditions.

Additional Requirements. Additional requirements applicable to Water & Waste Disposal Loans include the following:

•	Borrowers must have legal authority to construct, operate and maintain the proposed facilities and services and to obtain, give security for and repay the proposed Water & Waste Disposal Loan; and

•	Facilities financed with a Water & Waste Disposal Loan must be used for public purposes.

USDA Business & Industry Loans

The USDA Business & Industry Loan Guarantees Program provides loan guarantees to USDA Lenders for their loans to rural businesses (“Business & Industry Loans”).

Eligible Borrowers and Uses of Business & Industry Loans. Eligible recipients of Business & Industry Loans must be citizens of the U. S. or reside in the U.S. after being legally admitted for permanent residence. Private-entity borrowers must demonstrate that loans will remain in the U.S. and the facility being financed will primarily create new or save existing jobs for rural U.S. residents. Business & Industry Loans are available to borrowers in rural areas with populations of 50,000 residents or less, although a borrower’s headquarters may be in a larger city as long as the project is located in an eligible rural area. USDA Lenders of Business & Industry Loans may be located anywhere in the U.S. Business & Industry Loans may be used for projects in rural or urban areas under the Local and Regional Food System Initiative.

Permissible uses of Business & Industry Loans include business conversion, enlargement, repair, modernization or development; the purchase and development of land, buildings and associated infrastructure for commercial or industrial properties; the purchase and installation of machinery and equipment, supplies or inventory; debt refinancing when such refinancing improves cash flow and creates jobs; and business and industrial acquisitions when the loan will maintain business operations and create or save jobs.

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Business & Industry Loans may not be used for lines of credit; owner-occupied and rental housing; golf courses or golf course infrastructure; racetracks or gambling facilities; churches or church-controlled organizations; fraternal organizations; lending, investment and insurance companies; agricultural production with certain exceptions; distribution or payment to a beneficiary of the borrower or an individual entity that will retain an ownership interest in the borrower.

Collateral Requirements and Financing Structure. For Business & Industry Loans, the USDA Lender is responsible for obtaining and maintaining proper and adequate collateral for the guaranteed loan. All collateral relating to Business & Industry Loans must secure the guaranteed loan, with any discount of collateral being consistent with sound loan-to-value policy. USDA Lenders must provide satisfactory justification for discounts being used. The loan guarantee percentage applicable to Business & Industry Loans is published annually in a Federal Register notice. Business & Industry Loans approved in Fiscal Year 2021 will receive an 80 percent guarantee. If a Business & Industry Loan borrower is in default, the holder of a participation in the guaranteed portion of the Business & Industry Loan may submit a claim to the USDA, and would be due proceeds from the USDA guarantee on a pro rata basis. The holder of a participation in the unguaranteed portion of a Business & Industry Loan would be dependent on the lead lender to liquidate the underlying collateral, and would then be due proceeds from liquidation on a pro rata basis.

USDA Lenders, with USDA concurrence, will establish and justify Business & Industry Loan terms based on the use of the Business & Industry Loan, the useful economic life of the assets being financed and those used as collateral, and the borrower’s repayment ability. The term of a Business & Industry Loan term will not exceed 40 years.

Interest rates for Business & Industry Loans are negotiated between the USDA Lender and borrower. Rates may be fixed or variable. Variable interest rates may not be adjusted more often than quarterly.

Fees applicable to Business & Industry Loans include:

•	An initial guarantee fee payable by USDA Lenders which is currently 3.00% of the guaranteed amount.

•	A fee for the issuance of the loan note guarantee prior to construction of 0.50% of the guaranteed amount.

•	Reasonable and customary fees for loan origination are negotiated between the borrower and USDA Lender.

Qualifying projects financed by Business & Industry Loans may receive a reduced fee of 1.00%.

Underwriting Requirements. Business & Industry Loans are subject to the following regulatory underwriting requirements:

•	USDA Lenders will conduct a credit evaluation using credit documentation procedures and underwriting processes that are consistent with generally accepted prudent lending practices and also consistent with the USDA Lender’s own policies, procedures and lending practices;
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•	The USDA Lender’s evaluation must address any financial or other credit weaknesses of the borrower and project and discuss risk mitigation requirements;

•	The USDA Lender must analyze all credit factors to determine that the credit factors and guaranteed loan terms and conditions ensure guaranteed loan repayment; and

•	Credit factors to be analyzed include but are not limited to character, capacity, capital, collateral, and conditions.

BUREAU OF INDIAN AFFAIRS INDIAN LOAN GUARANTEE AND INSURANCE PROGRAM

Under the U.S. Bureau of Indian Affairs (“BIA”) Indian Loan Guarantee and Insurance Program, the U.S. Department of the Interior helps American Indian and Alaska Native tribes and individuals overcome barriers to conventional financing and secure loans (“ILGP Loans”) with reasonable interest rates, while also reducing the risk to BIA Lenders by providing financial backing from the U.S. federal government.

Investments in BIA Loans

The Fund will invest in ILGP Loans though participations originated by BIA Lenders.

The Fund may invest in participations in BIA Loans that meet BIA eligibility requirements and have been approved by BIA. All BIA Loans will be fully collateralized after commercially reasonable discounts and adhering to standard BIA collateral requirements. The Fund will consider investing in BIA Loans where cash flow is deemed to be sufficient on a historical or future project basis to service the BIA Loan for the entirety of the term.

BIA Loans must be funded to the Borrower. Should a Borrower declare bankruptcy, the Fund would work with the seller of the interest in the BIA Loan to either restructure the loan or foreclose and liquidate the collateral.

Certain Fees Paid to or by the Fund. The Fund may purchase participating interests in the guaranteed or unguaranteed portion of the BIA Loans that are part of the ILGP Program. In acquiring a participation in such BIA Loans, the Adviser will negotiate a participation purchase price that may include payment of premium, a purchase at par, or a purchase at below par with the seller retaining servicing income.

Selling BIA Loans. Should a secondary sale become necessary, the Fund can sell its participation to another entity.

Eligible Borrowers and Uses of ILGP Loans. Eligible recipients of ILGP Loans must be either a federally-recognized Indian Tribe, an individual member of a federally-recognized Indian Tribe, or an entity that is at least 51% owned by members of federally-recognized Indian Tribes. The borrower must have at least 20% tangible equity in the project being financed, and the project must benefit the economy of a reservation or tribal service area. The limit for guaranteed loans to individual borrowers is $500,000. A BIA Lender must ensure that a business entity is qualified. If at any time a business entity or tribal enterprise becomes less than 51% Indian-owned, the BIA Lender either may declare a default as of the date the enterprise becomes less than 51% Indian owned, or continue to extend the loan to borrower and allow the guarantee or insurance under the loan to become invalid.

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ILGP Loans may be used for a variety of purposes including for operating capital, equipment purchases, acquisitions and refinancings, building construction and lines of credit. ILGP Loans may not be used for casinos, smoke shops, vape shops, businesses whose substantial purpose is to cultivate, prepare, package, transport distribute or sell tobacco or vaping products, breweries, wineries or distillers making products with over 20% alcohol by volume, brothers or other businesses involving prostitution.

Collateral Requirements and Financing Structure. For ILGP Loans, BIA can guarantee or insure a loan of combination of loans of up to $500,000 for an individual, or more for an acceptable Indian business entity, Indian Tribe or tribal enterprise involving two or more persons. BIA may limit the size of loans it will guarantee or insure depending on the size of loans it will guarantee or insure. The BIA Lender is responsible for obtaining and maintaining proper and adequate collateral for the guaranteed loan.  All collateral relating to ILGP Loans must secure the guaranteed loan. BIA can guarantee up to 90% of the unpaid principal and accrued interest due on a loan and insure the lesser of 90% of the unpaid principal and accrued interest due on a loan, or 15% of the aggregate outstanding principal amount of all loans the BIA Lender has insured under the ILGP Program as of the date the BIA Lender makes a claim under its insurance coverage. Generally, BIA will not allow more than two simultaneous guarantees under the ILGP Program covering outstanding loans from the same BIA Lender to the same borrower, or one loan guarantee under the ILGP Program when the BIA Lender simultaneously has one or more outstanding loans insured under the ILGP Program to the same borrower. If an ILGP Loan borrower is in default, the holder of a participation in the guaranteed portion of the ILGP Loan may submit a claim to the BIA, and would be due proceeds from the BIA guarantee on a pro rata basis. The holder of a participation in the unguaranteed portion of an ILGP Loan would be dependent on the lead lender to liquidate the underlying collateral, and would then be due proceeds from liquidation on a pro rata basis.

Fees applicable to ILGP Loans include:

•	A premium of 2.00% of the guaranteed amount payable by BIA Lenders within 30 days of the loan closing.

•	A fee of 1.00% of the portion of the original loan principal amount that BIA insures, without considering the 15% aggregate outstanding principal limitation on the BIA Lender’s insured loans.

BIA Lenders may pass the cost of these fees onto the borrowers.

Underwriting Requirements. ILGP Loans are subject to the following regulatory underwriting requirements:

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•	BIA Lenders will conduct a credit evaluation using credit documentation procedures and underwriting processes that are consistent with generally accepted prudent lending practices and also consistent with the BIA Lender’s own policies, procedures and lending practices;

•	The BIA Lender’s evaluation must address any financial or other credit weaknesses of the borrower and project and discuss risk mitigation requirements;

•	The BIA Lender must analyze all credit factors to determine that the credit factors and guaranteed loan terms and conditions ensure guaranteed loan repayment;

•	Credit factors to be analyzed include but are not limited to character, capacity, capital, collateral, and conditions

BIA Lenders must also state they are unable to make an ILGP Loan without a guarantee.

COMMUNITY REINVESTMENT ACT

Community Reinvestment Act

The CRA encourages banks and savings institutions (“Banks”) to help meet the credit needs of their local communities, including low- and moderate-income (“LMI”) neighborhoods through lending activities, investments, financial and other services, and community development investments and activities. The term “community development” is defined in the CRA to include loans and investments that promote economic development by financing businesses or farms that meet the SBA’s size eligibility standards or that have gross annual revenues of $1 million or less.

An activity may be deemed to promote economic development if it supports permanent job creation, retention, and/or improvement for persons who are currently LMI, or supports permanent job creation, retention, and/or improvement in LMI areas targeted for redevelopment by federal, state, local or tribal governments. Economic development activities are not the only activities that can be considered community development activities under the CRA. Activities that revitalize or stabilize LMI geographies can also have the community development qualities that are eligible for favorable consideration in a Bank’s CRA examination.

The FRB, the Office of the Comptroller of the Currency (“OCC”) and the FDIC generally consider loans exceeding $1 million made as part of the SBA 504 Program to be community development loans. To simplify CRA designation, the Fund will target 504 First Lien Loans greater than $1 million. From time to time, however, the Fund will consider 504 First Lien Loans under $1 million, evaluating whether the loan’s primary purpose is community development. Any expenses associated with a CRA evaluation will be borne by the Adviser and not passed on to the Fund or its shareholders. USDA RD Loans and ILGP Loans may also be considered community development loans.

Although the Fund expects that its Community Development Loan investments will satisfy the community development standards of the CRA and that shares of the Fund will therefore be eligible for favorable consideration in a Bank’s CRA examination, the regulatory agencies—including the FRB, the OCC and the FDIC—will make the final determination about whether Community Development Loans have the community development qualities that are necessary for favorable consideration. There is no assurance that the agencies will concur with the Adviser’s evaluation of Community Development Loans as CRA qualifying.

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Designated Target Regions

In most cases, community development loans and qualified investments must be responsive to the community development needs of a Bank’s delineated CRA assessment area or a broader statewide or regional area that includes the CRA assessment area. However, if the regulatory agency concludes that a Bank has adequately addressed the needs of its assessment areas, the agency may give favorable consideration to community development loans and qualified investments in geographies beyond the statewide or regional area of which the Bank’s CRA assessment area is a part. This provision applies to BIA Loans in areas designated by the BIA as “Indian Country,” indicating that BIA Loans located both inside and outside of a bank’s assessment area would be eligible for CRA consideration, as long as a bank satisfies the needs of its own assessment area(s). In addition, banking regulators have commented that nationwide funds may be suitable investment opportunities, particularly for large Banks with a nationwide branch footprint or a nationwide business focus.

Generally, however, a Bank receives the most favorable consideration for loans, investments, services and community development activities that benefit the assessment area of the Bank. Accordingly, investors meeting certain investment levels at the time of their share purchase may request to have their investment amount invested in particular areas of the United States as their preferred geographic focus or designated target region (“Target Region”). Investors who purchase Fund shares may request to allocate their investment to a Target Region in a single or multiple state, metropolitan statistical area, county or city. In determining whether an investor is eligible to request a Target Region, the investor’s current investment will be aggregated with the investor’s existing account value.

The Adviser will use its best efforts to invest in Community Development Loan in the Target Region. However, there is no guarantee that investments will be possible in designated Target Regions. The Adviser will continue its efforts until an investment is made or the Bank redeems its shares.

Investors who do not select or are ineligible to select a Target Region will not be assigned any particular loan or geographical area.

Each shareholder’s returns will be based on the investment performance of the Fund’s blended overall portfolio of investments, not just on the performance of the assets in the Target Region selected by that shareholder.

Attribution Among Bank Fund Investors for CRA Evaluation Purposes

The bank regulatory agencies evaluate a Bank’s compliance with the goals of the CRA in a geographic context, meaning the agencies evaluate the Bank’s efforts to satisfy credit needs of the communities that the Bank actually serves, particularly LMI communities. The CRA rules allow a Bank to define the geographic context for its CRA evaluation as a CRA assessment area, making evaluation results dependent on the Bank’s performance within that physical assessment area. However, an economically disadvantaged community or assessment area can derive not only a micro-economic benefit from a Bank’s loan and other transactions with individual borrowers, with businesses, and with community-service organizations located within the geographic confines of the community, but can also derive a macro-economic benefit from community development activities and collective efforts that cross the geographic lines of a particular Bank’s assessment area (for example, by an equity investment in state-wide, regional, or even nationwide funds whose goal is community development).

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If Banks were unable to receive favorable consideration under the CRA for those fund investments, that would discourage an important means of promoting both micro-economic and macro-economic benefits in disadvantaged communities. To encourage Banks to take advantage of all opportunities for promoting the well-being of economically disadvantaged communities, the federal banking agencies make clear through interagency CRA interpretations and policy pronouncements that Banks will receive favorable consideration for collective efforts to promote community well-being (for example, by investment in a fund having a community-development focus).

To obtain favorable consideration, however, the Bank investor in a fund must show that the investment produces benefits either within the Bank’s specific CRA assessment area or within a broader statewide or regional area of which the assessment area is part. When a fund itself does not confine its activities to that specific statewide or regional area, however (for example, when a fund’s activities potentially are nationwide), a fund’s adviser may, for the benefit of a specific fund investor, attribute a particular fund investment to that investor if the geographic focus of the particular fund investment coincides with the investor’s geographic area, doing so for CRA purposes only and without also specially allocating to that fund investor the economic benefits of that fund investment. Referred to in interagency bank regulatory interpretations as “earmarking,” the bank regulatory agencies recognize and endorse the attribution of a fund investment to a specific fund investor for CRA evaluation purposes, a process that can be accomplished in a number of ways, including by a specific letter from the fund sponsor to an individual fund investor.

Although Fund investors share equally in Fund benefits from an economic and financial point of view, each proportionately according to its investment in the Fund, the Fund may “earmark” specific loans to specific Banks for CRA evaluation purposes only. Any expenses associated with “earmarking” or assisting a Bank with its CRA evaluation will be treated as an Adviser expense to be absorbed by the Adviser and not passed on to the Fund or its shareholders.

Earmarking does not grant a Bank any vested interest or ownership interest in any loan or portfolio of loans. It also does not give a Bank any rights to make investment decisions regarding the loan or to veto any of the Adviser’s portfolio management decisions. The Adviser will make investment decisions for the Fund, in its sole discretion and in the best interests of the Fund, with both of the Fund’s investment objectives in mind: (1) to provide current income, consistent with the preservation of capital, and (2) to enable institutional Fund investors that are subject to regulatory examination for CRA compliance to claim favorable regulatory consideration of their investment under the CRA. The Adviser will manage the Fund equitably for the benefit of all investors. This means, among other things, that the Adviser will purchase and sell Community Development Loans independently of the earmarking. A Community Development Loan must satisfy the Adviser’s underwriting criteria to be considered for an investment by the Fund. The Adviser is free to and will only sell a Community Development Loan if such sale is in the best interests of the Fund, irrespective of the fact that the loan is earmarked for a particular Bank investor.

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OTHER FUND INVESTMENTS AND POLICIES

In addition to the principal investment strategies described above, the Fund may also invest up to 20%, in the aggregate, of its assets in investments other than Community Development Loans, including the investments described in this paragraph and under “When-Issued 504 First Lien Loans and Forward Commitments,” “Repurchase Agreements” and “Reverse Repurchase Agreements” below. The Fund may invest in U.S. Government securities and money market funds that invest exclusively in U.S. Government securities. The Fund may invest in repurchase and reverse repurchase agreements collateralized by U.S. Government securities. The Fund may invest in mortgage-backed and asset-backed securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. The Fund may invest in certificates of deposit and other time deposits and savings accounts in a commercial or savings bank or savings association whose accounts are insured by the FDIC.

When-Issued 504 First Lien Loans and Forward Commitments

504 First Lien Loans may be purchased or sold on a “forward commitment” or “when-issued” basis (meaning 504 First Lien Loans are purchased or sold with payment and delivery taking place in the future) in order to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. An example of such a situation is committing to purchase a 504 First Lien Loan on a to-be-constructed facility. The yield on a comparable 504 First Lien Loan when the transaction is consummated may vary from the yield on the 504 First Lien Loan at the time that the forward commitment or when-issued transaction was made. From the time of entering into the transaction until delivery and payment is made at a later date, the 504 First Lien Loan that is the subject of the transaction is subject to market fluctuations. In a forward commitment or when-issued transaction, if the seller or buyer, as the case may be, fails to consummate the transaction, the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous. Forward commitments or when-issued transactions may be expected to occur a month or more before delivery is due; however, no payment or delivery is made until payment is received or delivery is made from the other party to the transaction. Forward commitments or when-issued transactions are not entered into for the purpose of investment leverage.

Repurchase Agreements

The Fund may invest in repurchase agreements under which the Fund acquires a U.S. Government security from a Financial Institution, broker, dealer or other counterparty (a “Counterparty”), and simultaneously agrees to resell such security to the seller at an agreed upon price and date (normally, the next business day for U.S. Government securities). The Fund also may invest in repurchase agreements under which the Fund acquires a Community Development Loan from a Counterparty, and simultaneously agrees to resell such loan at a mutually agreed upon price and date (normally, less than a year). Because the security purchased constitutes collateral for the repurchase obligation, a repurchase agreement may be considered a loan that is collateralized by the security purchased. The acquisition of a repurchase agreement may be deemed to be an acquisition of the underlying securities as long as the obligation of the seller to repurchase the securities is collateralized fully. The Fund follows certain procedures designed to minimize the risks inherent in such agreements. These procedures include effecting repurchase transactions only with creditworthy Counterparties whose condition will be periodically monitored by the Adviser.

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Reverse Repurchase Agreements

The Fund may invest in reverse repurchase agreements with Counterparties. Reverse repurchase agreements involve sales by the Fund of portfolio assets concurrently with an agreement by the Fund to repurchase the same assets at a later date at a fixed price. Reverse repurchase agreements are considered to be borrowings under the 1940 Act.

504 Second Lien Loans

The Fund may invest in 504 Second Lien Loans through assignments. The Fund may also invest in a 504 Second Lien Loan through a participation, origination or co-origination. Additional information on 504 Second Lien Loans is available above under “SBA 504 Certified Development Company Loan Program – 504 Second Lien Loans.”

SBA 7(a) Loans and SBA 7(a) Pooled Loan Securities

The Fund may invest in SBA 7(a) loans (“7(a) Loans”) and SBA 7(a) pooled loan securities. 7(a) Loans are intended to provide help for small businesses with special requirements such as the purchase of real estate, working capital, refinancing of current debt and purchase of furniture, fixtures and supplies. The maximum amount of a 7(a) Loan is $5 million dollars. The Fund may acquire participations in 7(a) Loans. Alternatively, Financial Institutions may pool 7(a) Loans and sell interests in 7(a) Loan pool. The Fund may also acquire interests in pools of 7(a) Loans offered by a Financial Institution.

LEVERAGE

The Fund may borrow money for investment purposes, to satisfy repurchase requests from shareholders, and to otherwise provide the Fund with liquidity. For example, the Fund may borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Fund with liquidity to acquire investments in Community Development Loans in advance of the Fund’s receipt of proceeds from the sale of additional Fund shares or the receipt of redemption proceeds from the sale of one or more Community Development Loans). The Fund also may borrow money to fund repurchase payments to Fund shareholders. Any such borrowings, as well as the issuance of notes or other forms of indebtedness, would constitute leverage. The use of leverage for investment purposes increases both investment opportunity and investment risk.

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one-third of the value of its total assets (including the value of the assets purchased with the proceeds of its indebtedness). The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

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The Fund is not permitted to declare distributions (except a distribution payable in shares of the Fund) or other distributions or purchase shares of the Fund unless at the time thereof the Fund meets the Asset Coverage Requirements. In addition, a credit facility may contain covenants that, among other things, likely would limit the Fund’s ability to pay distributions in certain circumstances.

The Fund will be subject to certain covenants and restrictions imposed by lenders to the Fund. These restrictions may impose asset coverage, fund composition requirements (e.g., maintaining a portion of the Fund’s assets in cash or cash equivalents as a reserve against interest and principal payments) and limits on additional debt that are more stringent than those imposed on the Fund by the 1940 Act.

Borrowings by the Fund may be made on a secured basis. The Fund’s custodian will either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders have the right to cause a liquidation of the collateral (i.e., sell Community Development Loans and other assets of the Fund) and, if any such default is not cured, the lenders may be able to control the liquidation as well. The Fund’s lenders will have priority to the Fund’s assets over the Fund’s shareholders. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may depress the returns of the Fund or cause a loss to the Fund.

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RISKS

There can be no assurance that the Fund will achieve its investment objectives. An investment in the Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment. Investors may lose some or all of their investment in the Fund. The Fund is not designed to be a complete investment program and may not be a suitable investment for all investors. The risk factors described below are the principal risk factors associated with an investment in the Fund, as well as those factors associated with an investment in an investment company with similar investment objectives and investment policies.

Investment and Market Risk

An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund represents an indirect investment in a portfolio of Community Development Loans, which will predominantly be comprised of 504 First Lien Loans, USDA Loans and ILGP Loans, and other investments, and the value of these loans and other investments may fluctuate. At any point in time an investment in the Fund’s shares may be worth less than the original amount invested.

The Fund’s shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the FDIC, the FRB or any other government agency.

Except to the extent used to satisfy periodic repurchase offers, the Adviser expects to be able to fully invest net proceeds in accordance with the Fund’s investment objectives and policies within three to six months of receipt of the proceeds. Such investments may be additionally delayed for a period of three months or longer if Community Development Loans that are eligible for CRA treatment as community development loans or other qualified investments are unavailable at the time or for other reasons. A delay in the anticipated use of proceeds could prevent the Fund from achieving its investment objectives.

Recent Market Events Risk

U.S. and international markets have experienced significant periods of volatility in recent years due to a number of economic, political and global macro factors including the impact of global pandemics and related public health issues, growth concerns in the U.S. and overseas, uncertainties regarding interest rates, trade tensions and the threat of tariffs imposed by the U.S. and other countries. In particular, the spread of COVID-19 worldwide has resulted in a public health crisis, business interruptions, growth concerns in the U.S. and overseas, travel restrictions, changed social behaviors, rising inflation and reduced consumer spending. While several countries, including the U.S., have begun to lift public health restrictions in efforts to reopen their respective economies, the outbreak of the Delta variant has led to the renewal of health mandates by local governments and businesses, reduced hiring efforts by employers, event cancellations and additional travel restrictions, supply chain shortages, cessation of return-to-office plans and an overall economic slowdown.

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Efforts to combat the spread of COVID-19 within the U.S. have caused significant disruptions to the operations of many small business borrowers utilizing the SBA 504 Program and may have adverse effects on their long-term health and viability. As a result, the market for 504 First Lien Loans and the value of 504 First Lien Loans held by the Fund is being negatively affected by these market conditions and may be negatively affected in the future by increased rates of default and foreclosure, loan repayment deferral or forbearance requests by borrowers, lower loan origination volumes and the availability of other government loan and relief programs. In addition, the spread of COVID-19 may exacerbate certain risks discussed elsewhere in this Prospectus, including 504 First Lien Loans risk, hospitality industry concentration risk, credit risk, valuation risk, liquidity risk and interest rate risk. While federal and state governments have enacted measures to alleviate some of the negative economic consequences on U.S. businesses, it is not possible to anticipate how effective these measures will be. The Adviser will monitor developments and seek to manage the Fund in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so.

Limited Operating History of Adviser

The Adviser (f/k/a Bluestone Capital Partners LLC) registered with the SEC in 2019 and has limited experience as the investment adviser to a registered investment company. Prior to 2019, the Adviser had not previously served as an investment adviser to a registered investment company, and the Fund remains the only registered investment company for which it acts in that capacity.

Non-Marketability of Shares

The Fund’s shares are not listed on any securities exchange. There is no guarantee that a secondary market for Fund shares will develop. The Fund’s shares, therefore, may not be readily marketable. Even if any such market were to develop, closed-end fund shares frequently trade at a discount from NAV, which creates a risk of loss for investors purchasing shares in the initial offering period.

Repurchase Offers Risk

An investment in the Fund is subject to the risk that the Fund’s repurchases of shares may hurt investment performance by forcing the Fund to maintain a higher percentage of its assets in liquid investments or to liquidate certain investments when it is not desirable to do so. Repurchases may be oversubscribed, preventing shareholders from selling some or all of their tendered shares back to the Fund.

Fixed Income Instruments Risk

Fixed income instruments are particularly susceptible to the following risks:

Issuer Risk. The value of fixed income instruments may decline for a number of reasons that directly relate to the issuer, such as management performance and financial leverage.

Interest Rate Risk. The market price of the Fund’s investments will change in response to changes in interest rates and other factors. During periods of declining interest rates, the market price of fixed rate fixed income instruments generally rises. Conversely, during periods of rising interest rates, the market price of such instruments generally declines. The magnitude of these fluctuations in the market price of fixed income instruments is generally greater for instruments with longer durations because such instruments do not mature, reset interest rates or become callable for longer periods of time. Fluctuations in the market price of the Fund’s instruments will not affect interest income derived from instruments already owned by the Fund, but will be reflected in the Fund’s NAV.

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Interest Rate Reset Risk. Market interest rates may dictate that Community Development Loans include shorter duration adjustable rate terms based on Prime, LIBOR, LIBOR Swap, SOFR, U.S. Treasury yields, or some other index. If market rates are higher at the time of future rate resets, the Borrower’s Community Development Loan payment will rise accordingly. A significant rise in a Community Development Loan’s interest rate and payment, especially if that increase is concentrated over a short period of time, could result in Borrower distress or default.

Since certain Community Development Loans have a fixed interest rate, only the Borrower’s Community Development Loan payment will be affected, and this increased payment could result in the default of the Community Development Loan, subsequent liquidation action and loss to the Fund.

LIBOR Transition Risk. Certain instruments in which the Fund may invest rely in some fashion upon LIBOR. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. More recently, the IBA, as LIBOR administrator, announced it will cease publication of U.S. dollar LIBOR for the most common tenors (overnight and one, three, six and twelve months) as of June 30, 2023, and it will cease publication of USD LIBOR for the less commonly used tenors of one week and two months as well as all tenors of non-USD LIBOR as of December 31, 2021. While the Financial Conduct Authority may consult on the issue of requiring the IBA to produce certain LIBOR tenors on a synthetic basis, it has announced that all 35 LIBOR settings will either cease to be provided by any administrator or will no longer be representative as of the dates published by the IBA. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests are not known. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition may also result in a reduction in the value of certain instruments held by the Fund. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

Various financial industry groups have begun planning for that transition, but there are obstacles to converting certain longer term securities and transactions to a new benchmark. The Board of Governors of the Federal Reserve System, Office of the Comptroller of the Currency, and Federal Deposit Insurance Corporation have issued guidance encouraging market participants to adopt alternatives to LIBOR in new contracts as soon as practicable and no later than December 31, 2021. There remains uncertainty regarding the specific replacement rate or rates. When LIBOR is discontinued, the LIBOR replacement rate may be lower than market expectations, which could have an adverse impact on the value of debt securities and loans with floating or fixed-to-floating rate coupons. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021.

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Prepayment Risk. During periods of declining interest rates, the issuer of an instrument may exercise its option to prepay principal earlier than scheduled, forcing the Fund to reinvest the proceeds from such prepayment in potentially lower yielding instruments. This is known as prepayment or “call” risk.

Extension Risk. The other side of prepayment risk occurs when interest rates are rising. Rising interest rates can cause the Fund’s average maturity to lengthen unexpectedly due to a drop in prepayments.

Risk of Loans That Are Not Fully Amortized. Certain First Lien Lenders may offer loans that are not fully amortizing, such as a 25-year amortization due in 10 years, to their small business commercial real estate borrowers. If a Borrower is unable to pay off a loan at maturity with proceeds of a refinancing by a third party lender or sale of the property, the Fund would be faced with a matured loan with an outstanding principal balance which would result in substantial losses to the Fund.

Community Development Loans Risk

The Fund predominantly invests in fixed or variable rate Community Development Loans arranged through private negotiations between individuals, agricultural producers, small business borrowers, public bodies, federally-recognized Indian Tribes and non-profit businesses (collectively, the “Borrower”) and one or more lenders. Community Development Loans are secured by collateral and have a claim on the assets of the Borrower that is senior to the second lien held by a CDC in the case of a 504 First Lien Loan and any claims held by unsecured creditors. The Community Development Loans the Fund will invest in are not rated. Community Development Loans are subject to a number of risks described elsewhere in this Prospectus, including credit risk, liquidity risk, valuation risk and interest rate risk.

All of the Community Development Loans in which the Fund will invest will be secured by collateral. Although the Community Development Loans in which the Fund will invest will be secured by collateral, including real property in some cases, there can be no assurance that such collateral has been accurately appraised and/or can be readily liquidated or that the liquidation of such collateral would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal, which could result in substantial loss to the Fund. There is also a risk that the Fund’s lien on the real property may not be perfected. In the event of a default on any Community Development Loan, the Fund is reliant upon the Financial Institution or Non-bank Lender to liquidate collateral in a manner that will minimize any potential losses. For any default on a Community Development Loan, Financial Institutions or Non-Bank Lenders issuing the Community Development Loan typically have a responsibility to work with Borrowers to bring the Community Development Loan current before the Financial Institution or Non-bank Lender can seek to liquidate any collateral.

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In the event of the bankruptcy or insolvency of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Community Development Loan. In the event of a decline in the value of the already pledged collateral, the Fund will be exposed to the risk that the value of the real property will not at all times equal or exceed the amount of the Borrower’s obligations under the Community Development Loan.

In general, the secondary trading market for Community Development Loans is not fully developed. No active trading market may exist for certain Community Development Loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell certain Community Development Loans quickly or at a fair price. To the extent that a secondary market does exist for certain Community Development Loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.

If legislation or state or federal regulations impose additional requirements or restrictions on the ability of Financial Institutions or Non-bank Lenders to make Community Development Loans, the availability of Community Development Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers.

There may be less readily available information about Community Development Loans and the Borrowers than is the case for investments in many other types of securities. Community Development Loans are issued to Borrowers that are not subject to SEC reporting requirements. As a result, the Adviser will rely primarily on its own evaluation of a Borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the Adviser.

The Fund may invest in Community Development Loans through participations with Financial Institutions and, in the case of participations in USDA RD Loans and BIA Loans, through participations with Non-bank Lenders. Non-bank Lenders issuing USDA RD Loans are subject to a rigorous approval process that evaluates the experience, servicing capabilities, capitalization, warehouse financing and track record of issuing loans. A participation typically results in a contractual relationship only with the Financial Institution or Non-bank Lender selling the participation interest, not with the Borrower. In purchasing participations, the Fund generally will have no direct right to enforce compliance by the Borrower with the terms of the loan agreement and, depending on the terms of the participation agreement, the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation and will be subject to the manner in which the Financial Institution or Non-bank Lender enforces the terms of the loan agreement with the Borrower. As a result, the Fund will be exposed to the credit risk of both the Borrower and the Financial Institution or Non-bank Lender selling the participation.

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Real Estate Risk

The Fund will not invest in real estate directly, but, because the Fund will invest in Community Development Loans secured by real estate, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of real estate collateral is affected by changes in general economic and market conditions; local economic conditions, overbuilding and increased competition; increases in property taxes and operating expenses; changes in zoning laws; casualty and condemnation losses including environment remediation costs; and changes in interest rates.

Credit Risk

Credit risk is the risk that one or more debt instruments in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the borrower experiences a decline in its financial status. Losses may occur because the market value of a debt security is affected by the creditworthiness of the issuer and by general economic and specific industry conditions.

Alt-A and Sub-Prime Borrowers Risk

Some of the guarantors of the loans may have FICO scores of Alt-A or sub-prime. Loans to Alt-A or sub-prime borrowers have a higher risk of default than loans to prime borrowers. Sub-prime borrowers typically have weakened credit histories that include payment delinquencies and possibly more severe problems such as charge-offs, judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, debt-to-income ratios, or other criteria that may encompass borrowers with incomplete credit histories. The purchase of loans with exposure to risks associated with Alt-A or sub-prime lending is not a principal investment strategy of the Fund; however, such investments could still result in substantial loss to the Fund.

Below Investment Grade or “Junk” Risk

SBA 504 First Lien Loans, USDA RD Loans, and BIA Loans typically are not rated by any rating agency. The Adviser believes that if such loans were rated, they would likely be rated as below investment grade or “junk.” Exposure to below investment grade loans involves certain risks and those loans are viewed as having predominantly speculative characteristics with respect to the borrower’s capacity to pay interest and repay principal. A below investment grade loan or an interest in a below investment grade loan may experience a default for a variety of reasons. Upon any loan becoming defaulted, such loan may become subject to either substantial workout negotiations or restructuring, which may entail a substantial reduction in the interest rate, a substantial write-down of principal, and a substantial change in the terms, conditions and covenants with respect to such loan. In addition, such negotiations or restructuring may be extensive and protracted, and therefore may result in substantial uncertainty with respect to the ultimate recovery on such loan. The liquidity for defaulted loans may be limited and, to the extent that such loans are sold, the proceeds from such sale may be less than the amount of unpaid principal and interest on such loans.

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Liquidity Risk

Community Development Loans are not readily marketable. Community Development Loans are not listed on any national securities exchanges or automated quotation systems and no active trading market exists for certain Community Development Loans. To the extent that a secondary market does exist for certain Community Development Loans, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Illiquid Community Development Loans may impair the Fund’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets and thus may cause a decline in the Fund’s NAV. The Fund has no limitation on the amount of its assets which may be invested in securities or other financial instruments which are not readily marketable or are subject to restrictions on resale.

Valuation Risk

Unlike publicly traded equity securities that trade on national exchanges, there is no central place or exchange for Community Development Loans to trade. Due to the lack of centralized information and trading, the Adviser’s judgment plays a greater role in the valuation process and the valuation of Community Development Loans. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes, including the inability to obtain timely and/or accurate information for model inputs may lead to inaccurate asset pricing. In addition, other market participants may value instruments differently than the Fund, and therefore the actual amount received in the sale of the Community Development Loan may be less than the fair value of such loan, as determined by the Fund.

Lender Liability Risk

A number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower, or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (a) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors, or (d) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.”

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Anti-Deficiency Legislation Risk

Certain states have imposed statutory and judicial restrictions that limit the remedies of a beneficiary under a deed of trust or a mortgagee under a mortgage. As a result of these prohibitions, it is anticipated that in most instances where deficiency judgments are not permitted, the Adviser will utilize the non-judicial foreclosure remedy and will not seek deficiency judgments against defaulting borrowers in those states where non-judicial foreclosure is acceptable.

In addition to anti-deficiency and related legislation, numerous other federal and state statutory provisions, including the federal bankruptcy laws and state laws affording relief to debtors, may interfere with or affect the ability of the secured mortgage lender to realize upon its security. The federal tax laws provide priority to certain tax liens over the lien of a mortgage or secured party.

Income Risk

The income investors receive from the Fund is based primarily on the interest the Fund earns from its investments, which can vary widely over the short and long term. If during a loan’s adjustable rate period the prevailing market interest rates drop, investors’ income from the Fund could drop as well.

State Lending Risk

The Fund may invest in Community Development Loans originating in all 50 states and, potentially, territories of the U.S. if one or more investors are based in a territory. There is a relatively wide range of economic prosperity between the states. Loans in certain states or sub-regions may perform better or worse as compared to other states or sub-regions. Certain states are focused on energy production where other states may be based more on tourism or agriculture. If a state-focused industry suffers an economic downturn, the Fund may sustain higher loan defaults and/or lower recovery values on foreclosed properties.

A further disparity among states is the process and timing of the foreclosure process. For instance, California, the highest 504 First Lien Loan producing state, is a non-judicial foreclosure state and enjoys reasonable average foreclosure time frames. Florida, on the other hand, is a judicial foreclosure state with an average foreclosure time frame of more than double that of California. The longer the foreclosure time period, the higher the liquidation cost. Please also see “Geographic Concentration Risk.”

Non-Diversification Risk

The Fund is classified as “non-diversified” under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a ‘‘diversified’’ fund. The Fund may, therefore, be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. The Fund’s Community Development Loan investments are concentrated in California and Georgia. As a result, the Fund may be more susceptible to being adversely affected by any single occurrence in California and Georgia. Further, if the Fund is not able to attract a sufficient level of assets, the Fund’s underlying investments may be less diversified than they would be if the Fund had greater assets.

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Geographic Concentration Risk

The Fund’s Community Development Loan investments are currently concentrated in California and Georgia. As a result, the Fund may be more susceptible to being adversely affected by California’s or Georgia’s economy. While California’s economy is broad, it does have major concentrations in high technology, aerospace and defense-related manufacturing, trade, entertainment, real estate and financial services, and may be sensitive to economic problems affecting those industries.

Mortgaged properties in California may be particularly susceptible to certain types of hazards, such as earthquakes, floods, mudslides, wildfires and other natural disasters, for which there may or may not be insurance. Mortgaged properties in Georgia may be particularly susceptible to economic risks of the state and certain types of hazards such as tornadoes, hurricanes, floods and other natural disasters, for which they may not be insurance. As of June 30, 2021, 34.89% and 30.41% of the Fund’s investments were associated with properties located in California and Georgia, respectively. Mortgaged properties in other states similarly may be adversely affected by natural disasters for which there may not be insurance and which could result in substantial loss to the Fund. The Adviser requires hazard insurance in amounts and with coverages customarily required in commercial real estate lending transactions, covering losses such as fires and floods, where flood insurance is available. Please also see “State Lending Risks” above.

Heavy Equipment Risk

The Fund may invest in Community Development Loans where a component of the loan permits the acquisition of heavy equipment. Heavy equipment is subject to special risks such as potentially shorter asset life, quicker depreciation in value and lower liquidation or resale value than real estate.

Hospitality Industry Concentration Risk

The Fund expects to have a concentration of hospitality properties. Such concentration will not exceed 50% of the Fund’s net assets. If the hospitality industry suffers an economic downturn as was seen in the periods from 2002–2003, 2008–2010 and during the COVID-19 pandemic, it is possible that the default rate on Community Development Loans held in the Fund’s portfolio could be affected. It is also possible that the recovery rate could be negatively affected due to a surplus of hospitality properties in the general economy in liquidation throughout the country. Hospitality properties are special purpose properties with a limited resale market. Hospitality properties and certain other special purpose properties are uniquely challenging to liquidate. The primary reasons are the single purpose nature (e.g., can only be used as a hotel) and the desire to have the hospitality business remain open during liquidation. The rational is that an operating business will command a higher price than a closed business. This often requires a lender to hire a professional management firm.

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Qualification for CRA Credit Risk

Although the Adviser believes that the Fund’s Community Development Loan investments will have the community development qualities that are eligible for favorable regulatory consideration as community development loans and qualified investments under the CRA, there is no guarantee that an investor will receive CRA credit for an investment in the Fund.

CRA Strategy Risk

The Fund’s goal of holding Community Development Loans so that Fund investors that are subject to regulatory examination for CRA compliance may claim their Fund investment as a community development loan or as a qualified investment will cause the Adviser to take this factor into account in determining which loans the Fund will purchase and sell. Accordingly, portfolio decisions will not be exclusively based on the investment characteristics of the Community Development Loans, which may have an adverse effect on the Fund’s investment performance. For example, CRA qualified loans in geographic areas sought by the Fund may not provide as favorable return as CRA qualified loans in other geographic areas. The Fund may sell loans for reasons relating to CRA qualification at times when such sales may not be desirable. Such sales could occur, for example, if an investor redeems its shares of the Fund, or if investments that have been designated to specific investors for CRA qualifying purposes are ultimately determined not to be, or to have ceased to be, CRA qualifying. The Fund may hold short-term investments that produce relatively low yields pending the selection of long-term investments believed to be CRA-qualified.

Non-Bank Lending Institutions Risk

The Fund may purchase whole loan interests in 504 First Lien Loans (but not participations or fractional interests) from Non-bank Lenders. The Fund may also acquire participations in certain types of Community Development Loans from Non-bank Lenders. Non-bank Lenders are not held to the same regulatory requirements as Financial Institutions and may not be as well-capitalized or well-known as Financial Institutions. The chances of fraud or insolvency are higher with Non-bank Lenders. The Adviser, in its sole discretion, will approve Non-bank Lenders from which the Fund may purchase 504 First Lien Loans or participations in Community Development Loans and will require that such 504 First Lien Loans or participations in Community Development Loans be fully funded prior to purchase by the Fund. There is no assurance that any of these policies will minimize the incentive for Non-bank Lenders to knowingly commit fraud or unknowingly make poor loan approval decisions.

Renewable Energy Project Risks

The Fund may invest in participations in Community Development Loans that are used to finance investments in renewable energy systems. Renewable energy systems may be subject to price volatility, significant cost of maintenance and regulatory changes impacting the costs or profitability of operating and maintaining renewable energy systems. This may affect the ability of a Borrower to make payments on a Community Development Loan relating to installation of a renewable energy system.

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U.S. Government Securities Risk

U.S. Government securities are not guaranteed against price movement and may decrease in value. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities or government-sponsored enterprises, including, for example, pass-through certificates issued by the Government National Mortgage Association (“Ginnie Mae”) and certificates issued by the SBA or its agent representing interests in a pool of debentures issued by CDCs and guaranteed by the SBA, are supported by the full faith and credit of the U.S. Treasury. Other obligations issued by or guaranteed by federal agencies or government sponsored enterprises, such as securities issued by the Federal National Mortgage Association (“Fannie Mae”), are supported by the discretionary authority of the U.S. Government to purchase certain obligations of the federal agency or government-sponsored enterprise, while other obligations issued by or guaranteed by federal agencies or government-sponsored enterprises, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury. While the U.S. Government provides financial support to such U.S. Government agencies and government-sponsored enterprises, no assurance can be given that the U.S. Government will always do so, since the U.S. Government is not so obligated by law. Other obligations are backed solely by the government-sponsored enterprise’s own resources. As a result, investments in securities issued by U.S. Government-sponsored enterprises that are not backed by the U.S. Treasury are subject to higher credit risk than those that are backed by the U.S. Treasury.

Repurchase Agreements Risk

The Fund may enter into repurchase agreements under which the Fund acquires a U.S. Government security from a Counterparty, and simultaneously agrees to resell such security to the seller at an agreed upon price and date (normally the next business day for U.S. Government securities). The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including: (1) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling Counterparty, the Fund generally will seek to liquidate such collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.

Collateral Specific Repurchase Agreements Risk

The Fund also may enter into repurchase agreements that are collateralized with Community Development Loans. In addition to the risks discussed above, repurchase agreements involving obligations other than U.S. Government securities may be subject to special risks and may not have the benefit of certain protections in the event of the Counterparty’s insolvency. Collateral with longer maturities such as Community Development Loans may be subject to greater price fluctuations than U.S. Government securities. If the repurchase agreement Counterparty were to default, Community Development Loans would be more difficult to liquidate than U.S. Government securities. Should the Counterparty default and the amount of collateral not be sufficient to cover the Counterparty’s repurchase obligation, the Fund would retain the status of an unsecured creditor of the Counterparty in the amount of the shortfall. As an unsecured creditor, the Fund would be at risk of losing some or all of the principal and income involved in the transaction.

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Reverse Repurchase Agreements Risk

The Fund also may enter into reverse repurchase agreements. There is a risk that the market value of securities acquired in a reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase transactions, the Fund’s NAV may decline, and, in some cases, the Fund may be worse off than if it had not used such instruments.

Counterparty Risk

The Fund will be subject to the credit risk presented by another party (Counterparty credit risk) to the extent it enters into repurchase agreements and reverse repurchase agreements, which involve a promise by the Counterparty to honor an obligation to the Fund. The Fund’s ability to realize a profit from such transactions will depend on the ability of the Counterparty to meet its obligations to the Fund. If the Fund enters into a transaction with a Counterparty, the value of an investment in the Fund may be adversely affected if the Counterparty files for bankruptcy, becomes insolvent, or otherwise becomes unable or unwilling to honor its obligation to the Fund. If a Counterparty’s creditworthiness declines, the value of the agreement would be likely to decline, resulting in losses.

Cybersecurity Risk

With the increased use of technologies such as the Internet to conduct business, the Fund is susceptible to operational, information security, and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber incidents affecting the Fund or its service providers may cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s ability to calculate its NAV, impediments to trading, the inability of shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. Similar adverse consequences could result from cyber incidents affecting issuers of securities in which the Fund invests, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, exchange and other financial market operators, banks, brokers, dealers, insurance companies and other financial institutions (including financial intermediaries and service providers for shareholders) and other parties. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Fund’s service providers have established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund or its shareholders. As a result, the Fund and its shareholders could be negatively impacted.

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Leverage Risk

Capital raised through leverage will be subject to interest and other costs, and these costs could exceed the income earned by the Fund on the proceeds of such leverage. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Fund also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. There can be no assurance that the Fund’s income from the proceeds of leverage will exceed these costs. However, the Adviser seeks to use leverage for the purposes of making additional investments only if it believes, at the time of using leverage, that the total return on the assets purchased with such funds will exceed interest payments and other costs of the leverage.

The Fund anticipates that any money borrowed for investment purposes will accrue interest based on short-term interest rates that would be periodically reset. So long as the Fund’s portfolio provides a higher rate of return, net of expenses, than the interest rate on borrowed money, as reset periodically, the leverage may cause shareholders to receive a higher current rate of return than if the Fund were not leveraged. If, however, short-term rates rise, the interest rate on borrowed money could exceed the rate of return on investments held by the Fund, reducing returns to shareholders. Developments in the credit markets may adversely affect the ability of the Fund to borrow for investment purposes and may increase the costs of such borrowings, which would reduce returns.

Although leverage will increase investment return if the Fund earns a greater return on the investments purchased with borrowed money than it pays for the use of such funds, using leverage will decrease investment return if the Fund fails to earn as much on such investments as it pays for the use of such funds. Using leverage, therefore, will magnify the volatility of the value of the Fund’s investment portfolio. If the Fund’s portfolio securities decline in value, it could be required to deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value.

Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. Increases and decreases in the value of the Fund’s portfolio will be magnified if the Fund uses leverage. In particular, leverage may magnify interest rate risk, which is the risk that the prices of portfolio securities will fall (or rise) if market interest rates for those types of securities rise (or fall). As a result, leverage may cause greater changes in the Fund’s net asset value.

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Any event that adversely affects the value of an investment would be magnified to the extent that leverage is employed. The cumulative effect of the use of leverage by the Fund could result in a loss to the Fund that would be greater than if leverage were not employed. In addition, to the extent that the Fund borrows money, the rates at which it borrows will affect the operating results of the Fund.

There is no assurance that a leveraging strategy will be successful.

Effect of Leverage

To cover the projected annual interest payments on the borrowings anticipated for the current fiscal year (assuming an average annual interest rate of 3.00% for the entire fiscal year and assuming that the Fund borrows an amount equal to $10 million (the maximum amount available under the revolving line of credit facility as of February 18, 2022), the Fund would need to experience an annual return of 0.71% on its portfolio (including the assets purchased with the assumed leverage) to cover such annual interest.

The following table is designed to illustrate the effect on return to a shareholder of the leverage created by the Fund’s use of borrowing, using the average annual interest rate of 3.00% for the Fund’s current fiscal year, assuming the Fund has used leverage by borrowing $10 million and assuming hypothetical annual returns on the Fund’s portfolio of minus 10% to plus 10%. As can be seen, leverage generally increases the return to shareholders when portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.

Assumed Portfolio Return, net of expenses[1]	(10)%	(5)%	0%	5%	10%
Corresponding Return to Shareholders[2]	(13.11)%	(6.91)%	(0.71)%	5.49%	11.69%

[1]	The Assumed Portfolio Return is required by regulations of the SEC and is not a prediction of, and does not represent, the projected or actual performance of the Fund.

[2]	In order to compute the Corresponding Return to Shareholders, the Assumed Portfolio Return is multiplied by the total value of the Fund’s assets at the beginning of the Fund’s fiscal year to obtain an assumed return to the Fund. From this amount, all interest accrued during the year is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of the Fund’s net assets as of the beginning of the fiscal year to determine the Corresponding Return to Shareholders.

Large Shareholder Concentration Risk

The Fund will be subject to certain risks to the extent that the ownership of shares of the Fund is concentrated in a single shareholder. As of January 31, 2022, a single shareholder had ownership in the Fund in the amount of 32.28%. A shareholder with a controlling interest (as the term “control” is defined in the 1940 Act) could affect the outcome of matters submitted for shareholder vote by the Fund or the direction of the management of the Fund for its own benefit, which may not be in the best interests of the Fund or other shareholders of the Fund. These conflicts of interest between such a large shareholder, on the one hand, and the Fund and the other shareholders, on the other hand, may also lead to proxy contests that could result in increased costs to the Fund that would not exist in the absence of such conflicts. Such contests could ultimately lead to the liquidation of the Fund during a period of adverse market conditions. Such liquidation could result in the sale of the Fund’s assets at prices that are less than the Fund has valued such assets, which may cause the shareholders to incur significant losses on their investment in the Fund.

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In addition, to the extent that a large shareholder tenders the maximum amount of its shares in connection with an offer by the Fund to repurchase its shares from shareholders, the Fund may be unable to repurchase all of the shares tendered by the shareholders of the Fund.

Regulatory Risk

The Adviser seeks to limit the Fund’s investments and investment strategies so as to qualify the Fund as a permissible investment for nationally chartered banks and federal credit unions under current applicable federal laws and regulations. The qualification of the Fund as a permissible investment for nationally chartered banks and federal credit unions is subject to the Adviser’s active monitoring of applicable federal laws and regulations and regulatory changes relating thereto and updating the Fund’s investment guidelines as necessary.

MANAGEMENT OF THE FUND

Board of Trustees

The Board is responsible for the overall management of the Fund, including the supervision of the duties performed by the Adviser. The Board is comprised of four Trustees, each of whom is not an “interested person” of the Fund, as that term is defined by the 1940 Act. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing officers of the Fund and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Trustees and Officers of the Fund” in the SAI.

Investment Adviser

Equalize Capital LLC, a Puerto Rico limited liability company with its principal offices located at 151 Calle de San Francisco, Suite 200 PMB 5333, San Juan, PR 00901-1607, serves as the investment adviser to the Fund. Messrs. Joseph Gladue and Lee A. Calfo are each control persons of the Adviser.

The Adviser makes investment decisions for the Fund and continuously reviews, supervises and administers the Fund’s investment program. The Board supervises the Adviser and establishes policies that the Adviser must follow in its management activities. For its advisory services to the Fund, the Adviser is entitled to a fee, which is calculated daily and paid monthly, at an annual rate of 1.50% of the average net assets of the Fund.

Pursuant to an operating expenses limitation agreement between the Adviser and the Fund, the Adviser has contractually agreed to waive or reduce its management fees and/or reimburse expenses of the Fund through at least October 31, 2023 to ensure that total annual fund operating expenses (excluding Excluded Expenses) will not exceed 2.25% of the Fund’s average annual net assets. The Adviser is permitted to be reimbursed in any subsequent month in the three year period from the date of the fee waiver and/or expense reimbursement if the aggregate amount actually paid by the Fund toward operating expenses for such month (taking into account the reimbursement) will not cause the Fund to exceed the lesser of: (a) the expense limitation in effect at the time of the fee waiver and/or expense reimbursement; or (b) the expense limitation in effect at the time of the reimbursement. The Fund’s operating expenses limitation agreements may be terminated only by, or with the consent of, the Board.

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A discussion regarding the basis for the Board’s approval of the Fund’s investment advisory agreement with the Adviser is available in the Fund’s annual report to shareholders for the period ended June 30, 2021.

Portfolio Managers

The following individuals are jointly and primarily responsible for the day-to-day management of the Fund.

Lee A. Calfo is the Chief Executive Officer and a Portfolio Manager of the Adviser and has served as President and a Portfolio Manager of the Fund since 2019. He has also served as the Chief Executive Officer of J. Alden Associates, Inc., a broker-dealer, and Alden Capital Management, an asset management firm, since 2018. Mr. Calfo served as the President and founder of Bluestone Capital Management, LLC, an investment advisory firm, where he served as a Portfolio Manager and managed the firm’s asset management strategies, from 2010 until 2020. Mr. Calfo served as President of MCG Securities LLC, a broker-dealer, from 2012 to 2017. Mr. Calfo served as President of Iron Bay Capital in 2011, Portfolio Manager at Boenning & Scattergood, Inc. from 2007 to 2009, and Chief Investment Officer and Director of Research at Cohen & Company Securities, LLC from 2004 to 2007. Mr. Calfo earned a B.S. in Finance at Penn State University.

Joseph Gladue is the Chief Financial Officer and a Portfolio Manager of the Adviser and has served as the Treasurer and a Portfolio Manager of the Fund, since 2019. Mr. Gladue has also served as the Director of Research for J. Alden Associates, Inc., broker-dealer, since 2018. Mr. Gladue served as the Director of Research for MCG Securities LLC, a broker-dealer, from 2015 to 2018 and Vice President Corporate Development for BofI Federal Bank from 2014 to 2015. He also served as an Analyst for B. Riley & Co., LLC from 2007 to 2012 and Cohen & Company Securities, LLC from 2003 to 2007. Mr. Gladue earned a M.S. in Finance at Loyola University in Maryland and a B.A. in Economics at the University of Notre Dame. Mr. Gladue has also earned the Chartered Financial Analyst (CFA) and the Professional Risk Manager (PRM) designations.

The Fund’s SAI provides additional information about the portfolio managers’ compensation, other accounts managed, and ownership of Fund shares.

The Adviser is dependent upon the experience and expertise of the portfolio managers to provide services with respect to the Fund’s investments. If the Adviser were to lose the services of these individuals, its ability to service the Fund could be adversely affected. The Adviser has informed the Fund that the portfolio managers are actively involved in other business and investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs.

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Potential Conflicts of Interest

The Adviser and the portfolio managers will be subject to certain conflicts of interest in their management of the Fund. These conflicts will arise primarily from the involvement of the Adviser and the portfolio managers in other activities that may conflict with those of the Fund.

The Adviser believes that the portfolio managers have sufficient time and resources to discharge their responsibilities to the Fund. However, conflicts of interest may arise in allocating time, services or functions between the Fund and other entities or businesses to which a portfolio manager provides services. A portfolio manager will devote such time to the Fund as he believes is reasonably necessary for the conduct of the business of the Fund and its respective investments.

In the ordinary course of his business activities, a portfolio manager may engage in activities where the interests of the Fund and its shareholders conflict with the interest of other entities or businesses to which a portfolio manager provides services. Other present and future activities of the portfolio managers or such entities or businesses may give rise to additional conflicts of interest. In the event that a conflict of interest arises, a portfolio manager will attempt to resolve such conflicts in a fair and equitable manner and in accordance with the requirements and limitations of the 1940 Act.

SERVICE PROVIDERS

Administrator, Transfer Agent and Fund Accountant

UMB Fund Services, Inc. (“UMBFS”), with its principal business office located at 235 West Galena Street, Milwaukee, Wisconsin 53212, serves as administrator, transfer agent and fund accountant of the Fund. Under an Administration Agreement with the Fund (“Administration Agreement”), UMBFS is responsible for managing the business affairs of the Fund, subject to the supervision of the Board, and receives an administration fee computed at an annual rate based on the Fund’s average weekly gross assets. UMBFS’s administrative services include recordkeeping, preparation and filing of documents required to comply with federal and state securities laws, providing assistance in connection with the Trustees’ and shareholders’ meetings and other administrative services necessary to conduct the Fund’s business. As transfer agent, UMBFS is responsible for the transfer of shares, disbursement of dividends and maintenance of shareholder accounting records. As fund accountant, UMBFS provides accounting and bookkeeping services for the Fund, including the calculation of the Fund’s NAV.

Custodian and Escrow Agent

UMB Bank, n.a. (“UMB Bank”), with its principal business office located at 1010 Grand Boulevard, Kansas City, Missouri 64106, serves as the custodian and escrow agent for the Fund.

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Legal Counsel

Godfrey & Kahn, S.C., with its principal business office located at 833 East Michigan Street, Suite 1800, Milwaukee, Wisconsin 53202, serves as legal counsel to the Fund. Reinhart Boerner Van Deuren s.c., with its principal business office located at 1000 North Water Street, Suite 1700, Milwaukee, Wisconsin 53202, serves as legal counsel to the Independent Trustees (defined below).

Control Persons

Any person who beneficially owns 25% or more of the outstanding shares of the Fund may be presumed to “control” (as that term is defined in the 1940 Act) the Fund. As of January 31, 2022, Northwest Federal Credit Union had ownership in the Fund in the amount of 32.28%.

THE OFFERING AND PLAN OF DISTRIBUTION

The Offering

Shares are offered on a continuous basis monthly (generally as of the last business day of each month) at NAV per share, and may be purchased on the last business day of any month or at such other times as the Fund may determine. During any continuous offering, shares may be purchased through the Fund, broker-dealers who have entered into an agreement with the Distributor or the transfer agent. Any continuous offering may be discontinued at any time. The Fund will have the sole right to accept orders to purchase shares and reserves the right to reject any order in whole or in part.

For each investor, the Fund requires a minimum initial investment and subsequent minimum investments of $10,000. The Adviser may waive these minimum investment requirements for one or more investors in its sole discretion. The Adviser may accept investments in the Fund on such other terms as it authorizes from time to time and may reject applications for shares for any or no reason, in its sole discretion. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. Pending the closing of any monthly offering, funds received from prospective investors will be placed in an interest-bearing escrow account with UMB Bank, the Fund’s escrow agent. On the date of any monthly closing, the balance in the escrow account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. The Fund expects to continue the use of its escrow account to deposit funds received mid-month in connection with share purchases. Any interest earned on escrowed amounts will be credited to the Fund. An investor’s investment may not be accepted when an investment in the Fund has been determined to be unsuitable for such investor, or when the Fund or its agents have determined that acceptance of an investor’s purchase would be in violation of applicable law or regulations. If an investor’s investment is not accepted, then the Fund will return the investor’s order and money collected.

Each prospective investor must submit a completed application five business days prior and payment three business days prior to the purchase date (currently the last business day of the month) in U.S. funds.

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The shares are not listed on any securities exchange. Shareholders will not have the right to redeem their shares. However, as described below, in order to provide some liquidity to shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding shares.

The Fund and the Adviser have determined that $30 million in assets is sufficient for the Fund to sustain operations as an economically viable fund, including sufficient liquidity to meet repurchase requests in accordance with the Fund’s procedures.

The Adviser anticipates closing the Fund to new investors when the Fund’s total assets exceed $500 million. There is no guarantee that the Fund will achieve $500 million in assets. If the Fund does not reach $500 million in assets, however, Fund investments may not be as diversified as they would be with $500 million or more in assets.

The Plan of Distribution

Foreside Fund Services, LLC (the “Distributor”) is the principal distributor of shares of the Fund. The principal business address of the Distributor is Three Canal Plaza, Suite 100, Portland, Maine 04101. The Distributor may enter into selected dealer agreements with other broker-dealers for the sale and distribution of Fund shares. The Distributor acts as the distributor of shares for the Fund on a best efforts and agency basis (not as principal), subject to various conditions, pursuant to the terms of a distribution agreement with the Fund.

The Distributor is not obligated to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to facilitate the sale of shares. There is no guarantee that a secondary market for Fund shares will develop.

To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund against certain liabilities under the Securities Act of 1933 and in connection with the services rendered to the Fund. To the extent consistent with applicable law, the Fund has agreed to indemnify the Distributor against certain liabilities under the Securities Act of 1933. Such agreement does not include the indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the distribution agreement.

Purchase Terms

The price of the shares during the Fund’s continuous offering will fluctuate over time with the NAV of the shares.

The Adviser or its affiliates also may pay from their own resources additional compensation to brokers or dealers in connection with the servicing of investors. In particular, the Adviser may pay an approved broker-dealer selling agent a fee out of its own resources that is based upon the percentage of assets invested in the Fund by certain shareholders.

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PERIODIC REPURCHASE OFFERS

The Fund is a closed-end “interval” fund which, to provide some liquidity and the ability to receive NAV on a disposition of at least a portion of your shares, makes periodic offers to repurchase shares. Except as permitted by the Fund’s interval structure, no shareholder will have the right to require the Fund to repurchase its shares.

The Fund has adopted, pursuant to Rule 23c-3(b) under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase not less than 5% and not more than 25% of its shares at NAV on a regular schedule. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding shares, for each repurchase offer the Fund will offer to repurchase 5% of its outstanding shares, unless the Board has approved a different amount (not less than 5% or more than 25% of outstanding shares) for that repurchase offer.

The schedule requires the Fund to make repurchase offers every three months. The Fund anticipates issuing its quarterly repurchase offers in March, June, September and December.

When a repurchase offer commences, the Fund sends, at least 21 days before the repurchase request deadline, written notice to each shareholder setting forth, among other things:

•	A statement that the Fund is offering to repurchase its securities from shareholders at NAV.

•	Any fees applicable to the repurchase.

•	The percentage of outstanding shares that the Fund is offering to repurchase (the “repurchase offer amount”) and how the Fund will purchase shares on a pro rata basis if the offer is oversubscribed.

•	The date on which a shareholder’s repurchase request is due (the “repurchase request deadline”).

•	The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “repurchase pricing date”).

•	The date by which the Fund will pay to shareholders the proceeds from their shares accepted for repurchase (the “repurchase payment deadline”).

•	The risk of fluctuation in NAV between the repurchase request deadline and the repurchase pricing date.

•	The procedures by which shareholders may tender their shares and the right of shareholders to withdraw or modify their tenders before the repurchase request deadline.

•	The circumstances in which the Fund may suspend or postpone the repurchase offer.

•	The NAV of the shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV.
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This notice may be included in a shareholder report or other Fund document. The repurchase request deadline will be strictly observed. If a shareholder fails to submit a repurchase request in good order (including a tender of stock in response to a repurchase offer) by the repurchase request deadline, the shareholder will be unable to liquidate shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the repurchase request deadline.

Determination of Repurchase Price and Payment for Shares

The repurchase price payable in respect of a tendered share is equal to the share’s NAV as determined on the repurchase pricing date, which will be no later than the 14th day (or the next business day if the 14th day is not a business day) following the repurchase request deadline. The repurchase payment deadline will be seven days after the repurchase pricing date. The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the repurchase request deadline, and it may also change materially between the repurchase request deadline and repurchase pricing date. The method by which the Fund calculates NAV is discussed under “Determination of Net Asset Value.” During the period an offer to repurchase is open, the Fund calculates its NAV daily on the five business days preceding a repurchase request deadline. Shareholders may obtain the current NAV by calling UMBFS at 1-855-386-3504.

The Fund does not currently charge a repurchase fee, and it does not currently expect to impose a repurchase fee. However, the Fund may charge a repurchase fee of up to 2.00%, which the Fund would retain to help offset non-de minimis estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing shares, thus allocating estimated transaction costs to the shareholder whose shares are being repurchased. The Fund may introduce, or modify the amount of, a repurchase fee at any time. The Fund may also waive or reduce the repurchase fee if the Adviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund (the “Independent Trustees”).

The Fund may suspend or postpone a repurchase offer only: (1) if the repurchase would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”); (2) if making or effecting the repurchase offer would cause the shares that are subject to the offer that are quoted in an inter-dealer quotation system of a national securities association to not be quoted on any inter-dealer quotation system of a national securities association; (3) for any period during which the New York Stock Exchange (“NYSE”) or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (4) for any period during which an emergency exists as a result of which disposal by the Fund of assets owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund to fairly determine the value of its net assets; or (5) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

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Oversubscribed Repurchase Offers

There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. However, the Board sets for each repurchase offer a maximum percentage of shares that may be repurchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional shares up to a maximum amount of 2.00% of the outstanding shares of the Fund. If the Fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the shares tendered on a pro rata basis.

If any shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit your repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer.

There is no assurance that you will be able to tender your shares when or in the amount that you desire.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each repurchase offer notification until the repurchase pricing date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the repurchase request deadline and the repurchase payment date, or which mature by the repurchase payment date. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover. The Fund is also permitted to borrow to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able to sell a significant amount of additional shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Risks—Repurchase Offers Risk” above. In addition, the repurchase of shares by the Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Tax Considerations” below and “Taxes” in the SAI.

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DETERMINATION OF NET ASSET VALUE

The Fund calculates its NAV on the last business day of every week and the last business day of every month as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern Time) by adding the total value of its assets, subtracting its liabilities and then dividing the result by the number of shares outstanding. The Fund also calculates its NAV in connection with periodic repurchase offers as described above.

In general, assets for which market quotations are readily available are valued at current market value, and all other assets are valued at fair value as determined in good faith by the Board.

Standards for Fair Value Determinations

The Fund has adopted ASC 820, which defines fair value as the price that the Fund would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 establishes a three-tier fair value hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk (for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs to the valuation technique). Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing an asset or liability and are based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability and are based on the best information available in the circumstances.

Fair value inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical assets.

Level 2 – Other significant observable inputs (including quoted prices for similar assets, with similar interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments). Generally, the types of assets included in Level 3 of a fund are assets that are not traded in any organized market, or for which there are significant unobservable fair value inputs available such as the Fund’s investments in Community Development Loans.

Should a transfer between levels occur, it is the Fund’s policy to recognize transfers in and out of all levels at the end of the reporting period.

Community Development Loans

Community Development Loans are analyzed using a pricing methodology designed to incorporate, among other things, the present value of the projected stream of cash flows on such investments (the “discounted cash flow” methodology). This pricing methodology takes into account a number of relevant factors, including changes in prevailing interest rates, yield spreads, the Borrower’s creditworthiness, the debt service coverage ratio, lien position, delinquency status, frequency of previous late payments and the projected rate of prepayments. Newly purchased loans are fair valued at cost and subsequently analyzed using the discounted cash flow methodology. Loans with a pending short payoff will be fair valued at the anticipated recovery rate. Valuations of Community Development Loans are determined no less frequently than weekly. Although the Adviser believes the pricing methodologies to be reasonable and appropriate, the actual values that may be realized upon the sale of Community Development Loans can only be determined in negotiations between the Fund and third parties. The significant unobservable inputs used in the determination of fair value using the discounted cash flow methodology for loans include yield spreads and debt service coverage ratios. Significant increases (decreases) in yield spreads would result in lower (higher) fair values. A significant decrease (increase) in the debt service coverage ratio of a loan’s borrower could result in lower (higher) fair values.

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If the Adviser concludes that the fundamentals of a loan or its underlying collateral do not support the use of the discounted cash flow methodology, a fair value determination may be made by the Valuation Committee as described below.

Valuation Process for Fair Value Measurements Categorized within Level 3

The Board has adopted policies and procedures for the valuation of the Fund’s investments (the “valuation procedures”). The Board has authorized the Valuation Committee to make fair value determinations in accordance with the valuation procedures. The Valuation Committee takes into account the relevant factors and surrounding circumstances, which may include: (i) the nature and pricing history (if any) of the asset; (ii) whether any dealer quotations for the asset are available; (iii) possible valuation methodologies that could be used to determine the fair value of the asset; (iv) the recommendation of the Fund’s portfolio managers with respect to the valuation of the asset; (v) whether the same or similar assets are held by other funds managed by the Adviser and the method used to price the asset in those funds; (vi) the extent to which the fair value to be determined for the asset will result from the use of data or formulae produced by independent third parties; and (vii) the liquidity or illiquidity of the market for the asset. The Valuation Committee meets at least weekly to consider the fair value to be assigned to each Community Development Loan within the Fund’s portfolio. The Valuation Committee periodically reports the fair value of each Community Development Loan to the Fund’s Administrator and the Independent Trustees and their counsel.

The Board meets at least quarterly to consider the valuations provided by the Valuation Committee and ratify valuations for the applicable assets. The Board considers the reports provided by the Valuation Committee, including follow up studies of subsequent market-provided prices when available, in reviewing and determining in good faith the fair value of the applicable portfolio assets.

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DISTRIBUTIONS AND DISTRIBUTION REINVESTMENT PLAN

The Fund distributes its net investment income quarterly and distributes its net realized capital gains, if any, at least annually. If you own Fund shares on the Fund’s record date, you will be entitled to receive the distribution.

All distributions will automatically be reinvested in additional shares of the Fund, unless you choose to opt out and receive distributions in cash. If you wish to opt out, please write or call UMBFS, 235 West Galena Street, Milwaukee, Wisconsin 53212, 1-855-386-3504, thirty (30) days in advance of the record date for the distributions. If you elect to receive distributions in cash, and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months, the Fund reserves the right to reinvest the distribution check in your account, at the Fund’s then-current NAV, and to reinvest all subsequent distributions.

When the Fund declares a distribution, UMBFS, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per share. Reinvested distributions increase the Fund’s managed assets on which a management fee is payable to the Adviser.

The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. Shareholders are taxed in the same manner whether they receive distributions in cash or reinvest them in additional Fund shares. See “Tax Considerations.” Shareholders who receive distributions in the form of additional shares will not receive a corresponding cash distribution with which to pay any applicable federal, state or local income taxes.

The Fund reserves the right to amend or terminate the distribution reinvestment policy. There is no direct service charge to participants with regard to purchases under the distribution reinvestment policy; however, the Fund reserves the right to amend the distribution reinvestment policy to include a service charge payable by the participants.

Additional information about the plan is available from UMBFS at the address and phone number given above.

TAX CONSIDERATIONS

If your shares are held in a taxable account, you should be aware of the following U.S. federal income tax considerations. Shares held by tax-exempt investors or held in tax-deferred or other tax-advantaged accounts may be subject to special rules not discussed herein. Changes in tax laws, potentially with retroactive effect, could impact the Fund’s investments or the tax consequences to you of investing in the Fund.

Distributions of the Fund’s investment company taxable income (which includes, but is not limited to, interest and net short-term capital gain), if any, are generally taxable to the Fund’s shareholders as ordinary income. To the extent that the Fund’s distributions of investment company taxable income are attributable to net short-term capital gain, such distributions will be treated as ordinary income and generally cannot be offset by a shareholder’s capital losses from other investments.

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Distributions of the Fund’s net capital gain (net long-term capital gain less net short-term capital loss) are generally taxable to the Fund’s shareholders as long-term capital gains regardless of the length of time that a shareholder has owned Fund shares.

Shareholders are taxed in the same manner whether they receive distributions in cash or reinvest them in additional Fund shares. Distributions are generally taxable when received. However, distributions declared in October, November or December to shareholders of record and paid the following January are taxable as if received on December 31.

In addition to the federal income tax, certain individuals, trusts and estates may be subject to a Net Investment Income (“NII”) tax of 3.8 percent. The NII tax is imposed on the lesser of (i) a taxpayer’s investment income, net of deductions properly allocable to such income, or (ii) the amount by which such taxpayer’s modified adjusted gross income exceeds certain thresholds ($250,000 for married individuals filing jointly, $200,000 for unmarried individuals and $125,000 for married individuals filing separately). The Fund’s distributions are includable in a shareholder’s investment income for purposes of this NII tax. In addition, any capital gain or dividend income realized by a shareholder upon a repurchase of Fund shares is includable in such shareholder’s investment income for purposes of this NII tax.

Shareholders whose shares are repurchased by the Fund may realize a capital gain or loss on the repurchase. For federal income tax purposes, a repurchase generally should be treated as a sale if, after the repurchase, the shareholder does not own any Fund shares and is not deemed to constructively own any Fund shares through related individuals or entities under the attribution rules in Section 318 of the Code. Additionally, if a shareholder’s proportionate ownership interest in the Fund (taking into account shares constructively owned under the attribution rules) is reduced by more than 20% following a repurchase, the repurchase generally should be treated as a sale. If the foregoing tests are not met, there is a risk that the proceeds from a repurchase could be taxable as a dividend to such shareholder unless the payment for the shares is “not essentially equivalent to a dividend.” Furthermore, there is a risk that shareholders who do not participate in a repurchase could be treated as receiving a constructive dividend as a result of their proportionate increase in their ownership of the Fund resulting from the repurchase of other shareholders’ shares.

If a repurchase of Fund shares is treated as a sale, the amount of the capital gain or loss and the applicable tax rate will depend generally upon the amount paid for the shares, the amount received from the repurchase, and the length of time that the shares were held by the shareholder. Gain or loss realized upon a repurchase treated as a sale will generally be long-term capital gain or loss if the shares have been held for more than one year and short-term capital gain or loss if the shares have been held for one year or less. Any loss arising from the repurchase of shares held for six months or less, however, is treated as a long-term capital loss to the extent of any distributions of net capital gain received or deemed to be received with respect to such shares. In determining the holding period of such shares for this purpose, any period during which a shareholder’s risk of loss is offset by means of options, short sales or similar transactions is not counted. Different rules generally apply to shareholders who do not hold their Fund shares as a capital asset. If a shareholder purchases Fund shares (through reinvestment of distributions or otherwise) within thirty days before or after any Fund shares are repurchased at a loss, all or part of such loss will not be deductible and will instead increase the basis of the new shares.

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The Fund is required to report to certain shareholders and the Internal Revenue Service (“IRS”) the cost basis of Fund shares that are repurchased by the Fund. The Fund will determine cost basis using the average cost method unless the shareholder elects in writing (and not over the telephone) any alternate IRS-approved cost basis method. Please see the SAI for more information regarding cost basis reporting.

The federal income tax status of all distributions made by the Fund for the preceding year will be annually reported to all shareholders. Distributions made by the Fund may also be subject to state and local taxes. Additional tax information may be found in the SAI.

This section is not intended to be a full discussion of tax laws and the effect of such laws on you. There may be other federal, state, foreign, or local tax considerations applicable to your investment in the Fund. You are urged to consult your own tax advisor.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is a statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on July 29, 2013. The Fund’s Agreement and Declaration of Trust, as amended from time to time (the “Declaration of Trust”), authorizes the issuance of an unlimited number of shares of the Fund, each of which represents an equal proportionate interest in the Fund with each other share. Shares are entitled upon liquidation to a pro rata share in the net assets of the Fund. Shareholders have no preemptive rights. The Declaration of Trust provides that the Trustees may create additional classes of shares. Share certificates representing shares will not be issued. The Fund’s shares, when issued, are fully paid and non-assessable. The Fund does not intend to hold annual meetings of its shareholders.

Set forth below is a chart describing shares outstanding as of January 31, 2022:

(1)	(2)	(3)	(4)
Title of Class	Authorized Amount	Amount Held by us or for Our Account	Amount Outstanding Exclusive of Amount Under Column 3
Common Stock	50,000,000	—	5,611,038

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of distributions when, as and if declared by the Board. The Fund currently intends to make distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all distributions declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Distributions and Distribution Reinvestment Plan.” The 1940 Act may limit the payment of distributions to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

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Anti-Takeover Provisions in the Declaration of Trust

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. Other than provisions providing for the removal of Trustees described above and provisions for the election of Trustees, the Fund’s shareholders only have the ability to vote on other matters to the extent such vote is required by the Declaration of Trust, the Bylaws, the 1940 Act or any registration of the Trust with the SEC, or as the Trustees may consider necessary or desirable. Other than provisions providing for the removal of Trustees described above and provisions for the election of Trustees, the Fund’s shareholders only have the ability to vote on other matters to the extent such vote is required by the Declaration of Trust, the Bylaws, the 1940 Act or any registration of the Fund with the SEC, or as the Trustees may consider necessary or desirable. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of the anti-takeover provisions described herein.

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TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

THE FUND
DESCRIPTION OF PERMITTED INVESTMENTS
INVESTMENT LIMITATIONS
THE ADVISER
THE PORTFOLIO MANAGERS
THE ADMINISTRATOR
THE DISTRIBUTOR
PAYMENTS TO FINANCIAL INTERMEDIARIES
THE TRANSFER AGENT
THE CUSTODIAN AND ESCROW AGENT
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
LEGAL COUNSEL
TRUSTEES AND OFFICERS OF THE FUND
PURCHASING SHARES
DETERMINATION OF NET ASSET VALUE
TAXES
FUND TRANSACTIONS
PORTFOLIO HOLDINGS
ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM
DESCRIPTION OF SHARES
SHAREHOLDER LIABILITY
LIMITATION OF TRUSTEES’ LIABILITY
PROXY VOTING
CODES OF ETHICS
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
FINANCIAL STATEMENTS

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PRIVACY NOTICE

The Fund recognizes and respects the privacy concerns of its customers. The Fund collects nonpublic personal information about you in the course of doing business with shareholders and investors. “Nonpublic personal information” is personally identifiable financial information about you. For example, it includes information regarding your social security number, account balance, bank account information and purchase and redemption history.

The Fund collects this information from the following sources:

•	Information we receive from you on applications or other forms;

•	Information about your transactions with us and our service providers, or others;

•	Information we receive from consumer reporting agencies (including credit bureaus).

What information the Fund discloses and to whom the Fund discloses information

The Fund only discloses nonpublic personal information the Fund collects about shareholders as permitted by law. For example, the Fund may disclose nonpublic personal information about shareholders:

•	To government entities, in response to subpoenas or to comply with laws or regulations.

•	When you, the customer, direct the Fund to do so or consent to the disclosure.

•	To companies that perform necessary services for the Fund, such as shareholder servicing centers that the Fund uses to process your transactions or maintain your account.

•	To protect against fraud, or to collect unpaid debts.

Information about former customers

If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices described in this notice.

How the Fund safeguards information

The Fund conducts its business affairs through trustees, officers and third parties that provide services pursuant to agreements with the Fund (for example, the service providers described above). We restrict access to your personal and account information to those persons who need to know that information to provide services to you. The Fund or its service providers maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

Customers of other financial institutions

In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank or trust company, the privacy policy of your financial intermediary will govern how your non-public personal information will be shared with non-affiliated third parties by that entity.

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EQUALIZE COMMUNITY DEVELOPMENT FUND

PROSPECTUS

February 18, 2022

Investment Adviser

Equalize Capital LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a Prospectus.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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EQUALIZE COMMUNITY DEVELOPMENT FUND

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI is intended to provide additional information regarding the activities and operations of Equalize Community Development Fund (f/k/a Bluestone Community Development Fund) (the “Fund”). This SAI is incorporated by reference and should be read in conjunction with the Fund’s Prospectus dated February 18, 2022. Capitalized terms not defined herein are defined in the Prospectus.

The Fund’s financial statements and the independent registered accounting firm’s report appearing in the Fund’s Annual Report for the fiscal year ended June 30, 2021 are incorporated herein by reference. Copies of the Prospectus and/or the 2021 Annual Report are available without charge on the Fund’s website (www.equalizecapital.com) or by calling the Fund at 1-855-386-3504.

February 18, 2022

TABLE OF CONTENTS

THE FUND	1
DESCRIPTION OF PERMITTED INVESTMENTS	1
INVESTMENT LIMITATIONS	11
THE ADVISER	13
THE PORTFOLIO MANAGERS	15
THE ADMINISTRATOR	15
THE DISTRIBUTOR	16
PAYMENTS TO FINANCIAL INTERMEDIARIES	17
THE TRANSFER AGENT	17
THE CUSTODIAN AND ESCROW AGENT	17
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	17
LEGAL COUNSEL	18
TRUSTEES AND OFFICERS OF THE FUND	18
PURCHASING SHARES	25
DETERMINATION OF NET ASSET VALUE	26
TAXES	28
FUND TRANSACTIONS	32
PORTFOLIO HOLDINGS	35
ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM	35
DESCRIPTION OF SHARES	36
SHAREHOLDER LIABILITY	36
LIMITATION OF TRUSTEES’ LIABILITY	36
PROXY VOTING	37
CODES OF ETHICS	37
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS	37
FINANCIAL STATEMENTS	38

THE FUND

General. Equalize Community Development Fund (the “Fund”) is a non-diversified, closed-end investment management company established under Delaware law as a Delaware statutory trust under an Agreement and Declaration of Trust dated July 24, 2013, as amended from time to time (the “Declaration of Trust”). Effective October 31, 2014, the Fund changed its name from “The Pennant 504 Fund” to “The 504 Fund.” Effective May 1, 2019, the Fund changed its name from “The 504 Fund” to “Bluestone Community Development Fund.” Effective February 18, 2022, the Fund changed its name from “Bluestone Community Development Fund” to “Equalize Community Development Fund.” The Fund is a continuously offered (on a monthly basis) fund that is operated as an interval fund. Equalize Capital LLC (f/k/a Bluestone Capital Partners) (the “Adviser”) serves as the Fund’s investment adviser.

Voting Rights. Each shareholder of record is entitled to one vote for each share held on the record date for the shareholder action or meeting. The Fund is not required, and does not intend, to hold annual meetings of shareholders. Approval of shareholders will be sought, however, for certain changes in the operation of the Fund and for the election of trustees (each, a “Trustee”) under certain circumstances. Under the Declaration of Trust, the Trustees have the power to liquidate the Fund without shareholder approval. The Board of Trustees (the “Board”) may do so if the Fund fails to reach a viable size within a reasonable amount of time or for such other reasons as may be determined by the Board.

In addition, a Trustee may be removed by the remaining Trustees or by shareholders at a special meeting called upon written request of shareholders owning at least 10% of the outstanding shares of the Fund in the aggregate as provided in Section 16(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). In the event that such a meeting is requested, the Fund will provide appropriate assistance and information to the shareholders requesting the meeting.

Non-Diversification. The Fund is non-diversified, as that term is defined in the 1940 Act, which means that a relatively high percentage of the assets of the Fund may be invested in securities of a limited number of issuers. The value of the shares of the Fund may be more susceptible to any single economic, political or regulatory occurrence than the shares of a diversified investment company would be. The Fund intends to satisfy the diversification requirements necessary to qualify as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

The Fund considers the issuer of a Community Development Loan (as defined in the Prospectus) purchased by assignment to be the Borrower (defined below). The Fund considers the issuer of a Community Development Loan purchased by participation to be both the Borrower and, and in the case of a 504 First Lien Loan (defined in the Prospectus), the First Lien Lender (defined below) selling the participation.

DESCRIPTION OF PERMITTED INVESTMENTS

The Fund’s investment objectives and principal investment strategies are described in the Prospectus. The following information supplements, and should be read in conjunction with, the Prospectus.

U.S. Government Securities. The Fund may invest in U.S. Government securities. Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities include U.S. Treasury securities, which are backed by the full faith and credit of the U.S. Treasury and which differ only in their interest rates, maturities, and times of issuance. U.S. Treasury bills have initial maturities of one-year or less; U.S. Treasury notes have initial maturities of one to ten years; and U.S. Treasury bonds generally have initial maturities of greater than ten years. Certain U.S. Government securities are issued or guaranteed by agencies or instrumentalities of the U.S. Government including, but not limited to, obligations of U.S. government agencies or instrumentalities such as the Federal National Mortgage Association (“Fannie Mae”), the Government National Mortgage Association (“Ginnie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the SBA, the Federal Farm Credit Administration, the Federal Home Loan Banks, Banks for Cooperatives (including the Central Bank for Cooperatives), the Federal Land Banks, the Federal Intermediate Credit Banks, the Tennessee Valley Authority, the Export-Import Bank of the United States, the Commodity Credit Corporation, the Federal Financing Bank, the Student Loan Marketing Association, the National Credit Union Administration and the Federal Agricultural Mortgage Corporation (“Farmer Mac”).

Some obligations issued or guaranteed by U.S. government agencies and instrumentalities, including, for example, Ginnie Mae pass-through certificates and certificates issued by the SBA or its agent representing interests in a pool of debentures issued by certified development companies and guaranteed by the SBA, are supported by the full faith and credit of the U.S. Treasury. Other obligations issued by or guaranteed by federal agencies, such as those securities issued by Fannie Mae, are supported by the discretionary authority of the U.S. Government to purchase certain obligations of the federal agency, while other obligations issued by or guaranteed by federal agencies, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury. Although the U.S. Government currently provides financial support to such U.S. government-sponsored federal agencies, no assurance can be given that the U.S. Government will always do so, because the U.S. Government is not so obligated by law. U.S. Treasury notes and bonds typically pay coupon interest semi-annually and repay the principal at maturity.

In September 2008, at the direction of the U.S. Treasury, Fannie Mae and Freddie Mac were placed into conservatorship under the Federal Housing Finance Agency, an independent regulator. Although the U.S. Government has provided financial support to Fannie Mae and Freddie Mac during times of financial distress, and has stated that it intends to provide sufficient financial support in the future to enable Fannie Mae and Freddie Mac to honor all their obligations, per the February 2011 “Reforming America’s Housing Finance Market” report released by the U.S. Treasury, no assurance can be given that the U.S. Government will always do so.

Mortgage-Backed Securities. Mortgage-backed securities are interests in individual mortgage loans or pools of mortgage loans that various governmental, government-related and private organizations assemble as securities for sale to investors. Unlike most debt securities, which pay interest periodically and repay principal at maturity or on specified call dates, mortgage-backed securities make monthly payments that consist of both interest and principal payments. In effect, these payments are a “pass-through” of the monthly payments made by the individual borrowers on their mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Since homeowners usually have the option of paying either part or all of the loan balance before maturity, the effective maturity of a mortgage-backed security is often shorter than is stated.

Governmental entities, private insurers and the mortgage poolers may insure or guarantee the timely payment of interest and principal of these mortgage loans or pools through various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit. The Adviser will consider such insurance and guarantees and the creditworthiness of the issuers thereof in determining whether a mortgage-related security meets its investment quality standards. It is possible that the private insurers or guarantors will not meet their obligations under the insurance policies or guarantee arrangements.

Although the market for such securities is becoming increasingly liquid, securities issued by certain private organizations may not be readily marketable.

Yield characteristics of mortgage-backed securities differ from those of traditional debt securities in a variety of ways. The most significant differences of mortgage-backed securities are: 1) payments of interest and principal are more frequent (usually monthly) and 2) falling interest rates generally cause individual borrowers to pay off their mortgage earlier than expected, which results in prepayments of principal on the securities, thus forcing the Fund to reinvest the money at a lower interest rate. In addition to risks associated with changes in interest rates described in “Factors Affecting the Value of Debt Securities,” a variety of economic, geographic, social and other factors, such as the sale of the underlying property, refinancing or foreclosure, can cause investors to repay the loans underlying a mortgage-backed security sooner than expected. When prepayment occurs, the Fund may have to reinvest its principal at a rate of interest that is lower than the rate on existing mortgage-backed securities.

Asset-Backed Securities. These securities are interests in individual assets or pools of a broad range of assets other than mortgages, such as automobile loans, computer leases and credit card receivables. Like mortgage-backed securities, these securities are pass-through. In general, the collateral supporting these securities is of shorter maturity than mortgage loans and is less likely to experience substantial prepayments with interest rate fluctuations, but may still be subject to pre-payment risk.

Asset-backed securities present certain risks that are not presented by mortgage-backed securities. Primarily, these securities may not have the benefit of any security interest in the related assets, which raises the possibility that recoveries on repossessed collateral may not be available to support payments on these securities. For example, credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which allow debtors to reduce their balances by offsetting certain amounts owed on the credit cards. Most issuers of asset-backed securities backed by automobile receivables permit the servicers of such receivables to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related asset-backed securities. Due to the quantity of vehicles involved and requirements under state laws, asset-backed securities backed by automobile receivables may not have a proper security interest in all of the obligations backing such receivables.

To lessen the effect of failures by obligors on underlying assets to make payments, the entity administering the asset or pool of assets may agree to ensure the receipt of payments on the underlying asset or pool occurs in a timely fashion (“liquidity protection”). In addition, asset-backed securities may obtain insurance, such as guarantees, policies or letters of credit obtained by the issuer or sponsor from third parties, for some or all of the assets in the pool (“credit support”). Delinquency or loss more than that anticipated or failure of the credit support could adversely affect the return on an investment in such a security.

The Fund may also invest in residual interests in asset-backed securities, which consist of the excess cash flow remaining after making required payments on the securities and paying related administrative expenses. The amount of residual cash flow resulting from a particular issue of asset-backed securities depends in part on the characteristics of the underlying assets, the coupon rates on the securities, prevailing interest rates, the amount of administrative expenses and the actual prepayment expense on the underlying assets.

The Fund will only invest in asset-backed securities that are guaranteed by the U.S. Government, such as asset-backed securities issued pursuant to programs sponsored by the SBA and the U.S. Department of Agriculture, which represent interests in specific small business or agricultural loans, or pools of loans, respectively. Under these programs, the full faith and credit of the U.S. Government guarantees the principal and interest on the underlying loans; such guarantees being subject to Congressional appropriation that, once granted, cannot be revoked.

Inflation-Indexed Bonds. The Fund may invest in U.S. Treasury inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted according to the rate of inflation. Two structures are common. The U.S. Treasury and some other issuers use a structure that accrues inflation into the principal value of the bond. Most other issuers pay out the Consumer Price Index for Urban Consumers (“CPIU”) accruals as part of a semiannual coupon. Inflation-indexed securities issued by the U.S. Treasury have maturities of five, ten or thirty years, although it is possible that securities with other maturities will be issued in the future. The U.S. Treasury securities pay interest on a semi-annual basis, equal to a fixed percentage of the inflation-adjusted principal amount. For example, if the Fund purchased an inflation-indexed bond with a par value of $1,000 and a 3% real rate of return coupon (payable 1.5% semi-annually), and inflation over the first six months was 1%, the mid-year par value of the bond would be $1,010 and the first semi-annual interest payment would be $15.15 ($1,010 times 1.5%). If inflation during the second half of the year resulted in the whole year’s inflation equaling 3%, the end-of-year par value of the bond would be $1,030 and the second semi-annual interest payment would be $15.45 ($1,030 times 1.5%). If the periodic adjustment rate measuring inflation falls, the principal value of inflation-indexed bonds will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of U.S. Treasury inflation-indexed bonds, even during a period of deflation. However, the current market value of the bonds is not guaranteed, and will fluctuate. If a guarantee of principal is not provided, the adjusted principal value of the bond repaid at maturity may be less than the original principal. The value of inflation-indexed bonds is expected to change in response to changes in real interest rates. Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if inflation were to rise at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-indexed bonds. In contrast, if nominal interest rates increased at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-indexed bonds. While these securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to a decline in value. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the bond’s inflation measure.

The periodic adjustment of U.S. inflation-indexed bonds is tied to the CPIU, which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPIU is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy. There can be no assurance that the CPIU or any inflation index will accurately measure the real rate of inflation in the prices of goods and services. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity. Interest payments on such bonds may vary because the interest principal and/or interest is periodically adjusted based on the current inflation rates. If the inflation index falls, the interest payable on these securities will also fall. The U.S. Treasury guaranteed that it would pay back the par amount of such bonds where there is a drop in prices.

Short-Term Investments. To earn a return on uninvested assets, meet periodic repurchases, or for temporary defensive purposes, the Fund may invest a portion of its assets in the short-term securities listed below, U.S. Government securities and investment-grade corporate debt securities. Unless otherwise specified, a short-term debt security has a maturity of one year or less.

Bank Obligations. The Fund will only invest in a security issued by a commercial bank if the bank has total assets of at least $200 million, or the equivalent in other currencies (based on the most recent publicly available information about the bank); and is a U.S. bank and a member of the Federal Deposit Insurance Corporation; or is a foreign branch of a U.S. bank and the Adviser believes the security is of an investment quality comparable with other debt securities that the Fund may purchase.

Time Deposits. Time deposits are non-negotiable deposits, such as savings accounts or certificates of deposit, held by a financial institution for a fixed term with the understanding that the depositor can withdraw its money only by giving notice to the institution. However, there may be early withdrawal penalties depending upon market conditions and the remaining maturity of the obligation.

Certificates of Deposit. Certificates of deposit are negotiable certificates issued against funds deposited in an insured depository institution for a definite period of time and earning a specified return.

Bankers’ Acceptance. A bankers’ acceptance is a time draft drawn on a commercial bank by a borrower, usually in connection with an international commercial transaction (to finance the import, export, transfer or storage of goods).

Commercial Paper. Commercial paper is a short-term obligation with a maturity ranging from 1 to 270 days issued by banks, corporations and other borrowers. Such investments are unsecured and usually discounted. The Fund may invest in commercial paper rated A-1 or A-2 by Standard and Poor’s Ratings Services (“S&P”) or Prime-1 or Prime-2 by Moody’s Investors Service, Inc. (“Moody’s”), or, if not rated, issued by a corporation having an outstanding unsecured debt issue rated A or better by Moody’s or by S&P.

Zero Coupon Bonds. These securities make no periodic payments of interest, but instead are sold at a discount from their face value. When held to maturity, their entire income, which consists of accretion of discount, comes from the difference between the issue price and their value at maturity. The amount of the discount rate varies depending on factors including the time remaining until maturity, prevailing interest rates, the security’s liquidity and the issuer’s credit quality. The market value of zero coupon securities may exhibit greater price volatility than ordinary debt securities because a stripped security will have a longer duration than an ordinary debt security with the same maturity. The Fund’s investments in pay-in-kind, delayed and zero coupon bonds may require it to sell certain of its portfolio securities to generate sufficient cash to satisfy certain income distribution requirements.

These securities may include treasury securities that have had their interest payments (“coupons”) separated from the underlying principal (“corpus”) by their holder, typically a custodian bank or investment brokerage firm. Once the holder of the security has stripped or separated corpus and coupons, it may sell each component separately. The principal or corpus is then sold at a deep discount because the buyer receives only the right to receive a future fixed payment on the security and does not receive any rights to periodic interest (cash) payments. Typically, the coupons are sold separately or grouped with other coupons with like maturity dates and sold bundled in such form. The underlying treasury security is held in book-entry form at the Federal Reserve Bank or, in the case of bearer securities (i.e., unregistered securities which are owned ostensibly by the bearer or holder thereof), in trust on behalf of the owners thereof. Purchasers of stripped obligations acquire, in effect, discount obligations that are economically identical to the zero coupon securities that the U.S. Treasury sells itself.

The U.S. Treasury has facilitated transfers of ownership of zero coupon securities by accounting separately for the beneficial ownership of particular interest coupon and corpus payments on Treasury securities through the Federal Reserve book-entry recordkeeping system. Under a Federal Reserve program known as “STRIPS” or “Separate Trading of Registered Interest and Principal of Securities,” the Fund may record its beneficial ownership of the coupon or corpus directly in the book-entry recordkeeping system.

Terms to Understand Maturity. Every debt security has a stated maturity date when the issuer must repay the amount it borrowed (principal) from investors. Some debt securities, however, are callable, meaning the issuer can repay the principal earlier, on or after specified dates (call dates). Debt securities are most likely to be called when interest rates are falling because the issuer can refinance at a lower rate, similar to a homeowner refinancing a mortgage. The effective maturity of a debt security is usually its nearest call date.

Funds that invest in debt securities have no real maturity. Instead, they calculate their weighted average maturity. This number is an average of the effective or anticipated maturity of each debt security held by the fund, with the maturity of each security weighted by the percentage of the assets of the fund it represents.

Duration. Duration is a calculation that seeks to measure the price sensitivity of a debt security, or of a fund that invests in debt securities, to changes in interest rates. It measures sensitivity more accurately than maturity because it takes into account the time value of cash flows generated over the life of a debt security. Future interest payments and principal payments are discounted to reflect their present value and then are multiplied by the number of years they will be received to produce a value expressed in years—the duration. Effective duration takes into account call features and sinking fund prepayments that may shorten the life of a debt security.

An effective duration of four years, for example, would suggest that for each 1% reduction in interest rates at all maturity levels, the price of a security is estimated to increase by 4%. An increase in rates by the same magnitude is estimated to reduce the price of the security by 4%. By knowing the yield and the effective duration of a debt security, one can estimate total return based on an expectation of how much interest rates, in general, will change. While serving as a good estimator of prospective returns, effective duration is an imperfect measure.

Factors Affecting the Value of Debt Securities. The total return of a debt instrument is composed of two elements: the percentage change in the security’s price and interest income earned. The yield to maturity of a debt security estimates its total return only if the price of the debt security remains unchanged during the holding period and coupon interest is reinvested at the same yield to maturity. The total return of a debt instrument, therefore, will be determined not only by how much interest is earned, but also by how much the price of the security and interest rates change.

Interest Rates. The price of a debt security generally moves in the opposite direction from interest rates (i.e., if interest rates go up, the value of the bond will go down, and vice versa).

Prepayment Risk. Of the securities and other financial instruments in which the Fund will invest, prepayment risk affects mainly asset-backed securities, mortgage-backed securities and Community Development Loans. Unlike other debt securities, falling interest rates can adversely affect the value of asset-backed securities, mortgage-backed securities and Community Development Loans, which may cause your share price to fall. Lower rates motivate borrowers to pay off the instruments underlying asset-backed, mortgage-backed securities and Community Development Loans earlier than expected, resulting in prepayments on the securities. The Fund may then have to reinvest the proceeds from such prepayments at lower interest rates, which can reduce its yield. The unexpected timing of asset-backed, mortgage-backed and Community Development Loan prepayments caused by the variations in interest rates may also shorten or lengthen the average maturity of the Fund. If left unattended, drifts in the average maturity of the Fund can have the unintended effect of increasing or reducing the effective duration of the Fund, which may adversely affect the expected performance of the Fund.

Extension Risk. The other side of prepayment risk occurs when interest rates are rising. Rising interest rates can cause the Fund’s average maturity to lengthen unexpectedly due to a drop in mortgage prepayments. This would increase the sensitivity of the Fund to rising rates and its potential for price declines. Extending the average life of a mortgage-backed security increases the risk of depreciation due to future increases in market interest rates. For these reasons, mortgage-backed securities may be less effective than other types of U.S. Government securities as a means of “locking in” interest rates.

Credit Rating. Coupon interest is offered to investors of debt securities as compensation for assuming risk, although short-term Treasury securities, such as three-month Treasury bills, are considered “risk-free.” Corporate securities offer higher yields than Treasury securities because their payment of interest and complete repayment of principal is less certain. The credit rating or financial condition of an issuer may affect the value of a debt security. Generally, the lower the quality rating of a security, the greater the risks that the issuer will fail to pay interest and return principal. To compensate investors for taking on increased risk, issuers with lower credit ratings usually offer their investors a higher “risk premium” in the form of higher interest rates than those available from comparable Treasury securities. The ratings of securitized assets may not adequately reflect the credit risk of those assets due to their structure. Rating agencies may fail to make timely changes in credit ratings and an issuer’s current financial condition may be better or worse than a rating indicates. In addition, rating agencies are subject to an inherent conflict of interest because they are often compensated by the same issuers whose securities they grade.

A security rated within the four highest rating categories by a rating agency is called investment-grade because its issuer is more likely to pay interest and repay principal than an issuer of a lower rated bond. Adverse economic conditions or changing circumstances, however, may weaken the capacity of the issuer to pay interest and repay principal. If a security is not rated or is rated under a different system, the Adviser may determine that it is of investment-grade. The Adviser may retain securities that are downgraded, if it believes that keeping those securities is warranted. Securities rated BBB, while investment-grade, still possess speculative characteristics.

Debt securities rated below investment-grade (“junk bonds”) are highly speculative securities that are usually issued by smaller, less creditworthy and/or highly leveraged (indebted) companies. A corporation may issue a junk bond because of a corporate restructuring or other similar event. Compared with investment-grade bonds, junk bonds carry a greater degree of risk and are less likely to make payments of interest and principal. Market developments and the financial and business condition of the corporation issuing these securities influence their price and liquidity more than changes in interest rates, when compared to investment-grade debt securities. Insufficient liquidity in the junk bond market may make it more difficult to dispose of junk bonds and may cause the Fund to experience sudden and substantial price declines. A lack of reliable, objective data or market quotations may make it more difficult to value junk bonds accurately.

Rating agencies are organizations that assign ratings to securities based primarily on the rating agency’s assessment of the issuer’s financial strength. The Fund currently uses ratings compiled by Moody’s, S&P, and Fitch Ratings, Ltd. (“Fitch”). Credit ratings are only an agency’s opinion, not an absolute standard of quality, and they do not reflect an evaluation of market risk.

The Adviser may use ratings produced by rating agencies as guidelines to determine the rating of a security at the time the Fund buys it. A rating agency may change its credit ratings at any time. The Adviser monitors the rating of the security and will take appropriate actions if a rating agency reduces the security’s rating. The Fund is not obligated to dispose of securities whose issuers subsequently are in default or which are downgraded. The Fund may invest in securities of any rating.

Securities of Other Investment Companies. The Fund may invest in shares of other investment companies, to the extent permitted by applicable law and subject to certain restrictions, when it has more uninvested cash than the Adviser believes is advisable, when there is a shortage of direct investments available, or when the Adviser believes that investment companies offer attractive values. These investment companies typically incur fees that are separate from those fees incurred directly by the Fund. The Fund’s purchase of such investment company securities results in the layering of expenses, such that shareholders would indirectly bear a proportionate share of the operating expenses of such investment companies, including advisory fees, in addition to paying the Fund’s expenses. Unless an exception is available, Section 12(d)(1)(A) of the 1940 Act prohibits the Fund from (i) acquiring more than 3% of the voting shares of any one investment company, (ii) investing more than 5% of its total assets in any one investment company, and (iii) investing more than 10% of its total assets in all investment companies combined.

Floating and Variable Rate Instruments. Floating or variable rate obligations bear interest at rates that are not fixed, but vary with changes in specified market rates or indices, such as the prime rate, or at specified intervals. The interest rate on floating-rate securities varies with changes in the underlying index (such as the Treasury bill rate), while the interest rate on variable or adjustable rate securities changes at preset times based upon an underlying index. Certain of the floating or variable rate obligations that may be purchased by the Fund may carry a demand feature that would permit the holder to tender them back to the issuer of the instrument or to a third party at par value prior to maturity.

Some of the demand instruments purchased by the Fund may not be traded in a secondary market and derive their liquidity solely from the ability of the holder to demand repayment from the issuer or third party providing credit support. If a demand instrument is not traded in a secondary market, the Fund will nonetheless treat the instrument as “readily marketable” unless the demand feature has a notice period of more than seven days, in which case the instrument will be characterized as “not readily marketable” and therefore illiquid.

Such obligations include variable rate master demand notes, which are unsecured instruments issued pursuant to an agreement between the issuer and the holder that permit the indebtedness thereunder to vary and to provide for periodic adjustments in the interest rate. The Fund will limit its purchases of floating and variable rate obligations to those of the same quality as it is otherwise allowed to purchase. The Adviser will monitor on an ongoing basis the ability of an issuer of a demand instrument to pay principal and interest on demand.

The Fund’s right to obtain payment at par on a demand instrument could be affected by events occurring between the date the Fund elects to demand payment and the date payment is due that may affect the ability of the issuer of the instrument or third party providing credit support to make payment when due, except when such demand instruments permit same day settlement. To facilitate settlement, these same day demand instruments may be held in book entry form at a bank other than the Fund’s custodian subject to a subcustodian agreement approved by the Fund between that bank and the Fund’s custodian.

Money Market Securities. Money market securities include short-term U.S. Government securities; custodial receipts evidencing separately traded interest and principal components of securities issued by the U.S. Treasury; commercial paper rated in the highest short-term rating category by a nationally recognized statistical ratings organization (“NRSRO”), such as S&P or Moody’s, or determined by the Adviser to be of comparable quality at the time of purchase; short-term bank obligations (certificates of deposit, time deposits and bankers’ acceptances) of U.S. commercial banks with assets of at least $1 billion as of the end of their most recent fiscal year; and repurchase agreements involving such securities. Each of these money market securities are described above.

Liquidity Management Practices. The Fund will periodically enter into secured line of credit arrangements with banks and other financial intermediaries for investment purposes, to satisfy repurchase requests from shareholders, and to otherwise provide the Fund with liquidity. The Fund pledges certain Community Development Loans and cash and cash equivalents held by the Fund as collateral.

Repurchase Agreements. The Fund may invest up to 20% of its assets in repurchase agreements with financial institutions, brokers, dealers or other counterparties. A repurchase agreement typically is an agreement under which the Fund acquires a security issued by the U.S. Government or an agency thereof from a commercial bank, broker, dealer or other creditworthy counterparty, and simultaneously agrees to resell such security to the seller at an agreed upon price and date (normally, the next business day for U.S. Government securities). The Fund may also accept Community Development Loans as collateral for the repurchase agreements entered into by the Fund. Because the security purchased constitutes collateral for the repurchase obligation, a repurchase agreement may be considered a loan that is collateralized by the security purchased.

The acquisition of a repurchase agreement may be deemed to be an acquisition of the underlying securities as long as the obligation of the seller to repurchase the securities is collateralized fully. In order for the repurchase agreement to qualify as collateralized fully, the collateral must consist solely of cash items, government securities, securities that are rated in the highest rating category by at least two NRSROs (or one NRSRO, if that is the only such NRSRO which has issued a rating on the security) or unrated securities which the Adviser deems to be of comparable quality. However, the Fund may accept Community Development Loans as collateral, and if such collateral does not meet the above criteria, the repurchase agreement will not be considered collateralized fully for purposes of Rule 5b-3. If the Fund’s repurchase agreements which are secured by Community Development Loans are not collateralized fully under Rule 5b-3, the repurchase agreement is considered a separate security issued by the selling institution to the Fund. Accordingly, the Fund must include repurchase agreements that are not collateralized fully under Rule 5b-3 in its calculations of securities issued by the selling institution held by the Fund for purposes of various diversification and concentration requirements applicable to the Fund. In particular, to the extent a selling institution is a “securities related business” for purposes of Section 12(d)(3) of the 1940 Act and Rule 12d3-1 thereunder, the Fund would not be permitted to hold more than 5% of its total assets in securities issued by the selling institution, including repurchase agreements that are not collateralized fully under Rule 5b-3.

The Fund follows certain procedures designed to minimize the risks inherent in repurchase agreements. These procedures include effecting repurchase transactions only with creditworthy financial institutions or other counterparties whose condition will be periodically monitored by the Adviser. Repurchase agreements involve risks that the seller cannot pay the repurchase price (e.g., in the event of a default or insolvency of the seller) and risks that the net liquidation value of the collateral is less than the amount needed to repay the repurchase price. The repurchase agreements entered into by the Fund will provide that the underlying collateral at all times shall have a value at least equal to 102% of the resale price stated in the agreement and consist only of securities permissible under Section 101(47)(A)(i) of the Bankruptcy Code (the Adviser monitors compliance with this requirement). Under all repurchase agreements entered into by the Fund, the custodian or its agent must take possession of the underlying collateral. In the event of a default or bankruptcy by a selling financial institution, broker, dealer or other counterparty, the Fund will seek to liquidate such collateral. However, the exercising of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.

Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements with financial institutions for the specific purpose of providing liquidity to the Fund. Reverse repurchase agreements involve sales by the Fund of portfolio assets concurrently with an agreement by the Fund to repurchase the same assets at a later date at a fixed price. Generally, the effect of such a transaction is that the Fund can recover all or most of the cash invested in the portfolio securities involved during the term of the reverse repurchase agreement, while the Fund will be able to keep the interest income associated with those portfolio securities. Such transactions are advantageous only if the interest cost to the Fund of the reverse repurchase transaction is less than the cost of obtaining the cash otherwise. Opportunities to achieve this advantage may not always be available, and the Fund intends to use the reverse repurchase technique only when it is expected to be advantageous to the Fund, in the discretion of the Adviser. The Fund will establish a segregated account with the Fund’s custodian bank in which the Fund will maintain cash or cash equivalents or other portfolio securities equal in value to the Fund’s obligations in respect of reverse repurchase agreements. Reverse repurchase agreements are considered to be borrowings under the 1940 Act. The Fund may invest up to 20% of its total assets in reverse repurchase agreements.

Illiquid Securities. Illiquid securities are securities that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven (7) calendar days or less without the sale or disposition significantly changing the market value of the security. Because of their illiquid nature, illiquid securities must be priced at fair value as determined in good faith pursuant to procedures approved by the Board. Despite such good faith efforts to determine fair value prices, the Fund’s illiquid securities are subject to the risk that the securities’ fair value price may differ from the actual price which the Fund may ultimately realize upon their sale or disposition. Difficulty in selling illiquid securities may result in a loss or may be costly to the Fund. Under the supervision of the Board, the Adviser determines the liquidity of the Fund’s investments. In determining the liquidity of the Fund’s investments, the Adviser may consider various factors, including (1) the frequency and volume of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, and (4) the nature of the security and the market in which it trades (including any demand, put or tender features, the mechanics and other requirements for transfer, any letters of credit or other credit enhancement features, any ratings, the number of holders, the method of soliciting offers, the time required to dispose of the security, and the ability to assign or offset the rights and obligations of the security). See “Determination of Net Asset Value” below, for more information.

When-Issued, Delayed–Delivery and Forward Delivery Transactions. A when-issued security is one whose terms are available and for which a market exists, but which have not been issued. “Delayed-delivery” refers to securities transactions on the secondary market where settlement occurs in the future. In a forward delivery transaction, the Fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time. In each of these transactions, the parties fix the payment obligation and the interest rate that they will receive on the securities at the time the parties enter the commitment; however, they do not pay money or deliver securities until a later date. Typically, no income accrues on securities the Fund has committed to purchase before the securities are delivered, although the Fund may earn income on securities it has in a segregated account to cover its position. A Fund will only enter into these types of transactions with the intention of actually acquiring the securities, but may sell them before the settlement date.

The Fund uses when-issued, delayed-delivery and forward delivery transactions to secure what it considers an advantageous price and yield at the time of purchase. When the Fund engages in when-issued, delayed-delivery or forward delivery transactions, it relies on the other party to consummate the sale. If the other party fails to complete the sale, the Fund may miss the opportunity to obtain the security at a favorable price or yield.

When purchasing a security on a when-issued, delayed-delivery, or forward delivery basis, the Fund assumes the rights and risks of ownership of the security, including the risk of price and yield changes. At the time of settlement, the market value of the security may be more or less than the purchase price. The yield available in the market when the delivery takes place also may be higher than those obtained in the transaction itself. Because the Fund does not pay for the security until the delivery date, these risks are in addition to the risks associated with its other investments.

The Fund will segregate cash or liquid securities equal in value to commitments for the when-issued, delayed-delivery or forward delivery transactions. The Fund will segregate additional liquid assets daily so that the value of such assets is equal to the amount of the commitments. The Fund’s liquidity and the ability of the Adviser to manage it might be affected in the event its commitments to purchase when-issued securities ever exceed 25% of the value of its total assets. Under normal circumstances, however, the Fund’s commitment to purchase when-issued or delayed-delivery securities will not exceed 25% of the value of its total assets.

Borrowing Risk. Under the 1940 Act, a fund is permitted to borrow an amount up to 33 1/3% of its total assets. The Fund expects to borrow for investment purposes, to satisfy repurchase requests from shareholders, and to otherwise provide the Fund with liquidity. Borrowing may exaggerate changes in the net asset value of Fund shares and in the return on the Fund’s portfolio. Borrowing will cost the Fund interest expense and other fees. The costs of borrowing may reduce the Fund’s return. Borrowing may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations.

INVESTMENT LIMITATIONS

Fundamental Policies. The following investment limitations are fundamental, which means that the Fund cannot change them without approval by the vote of a majority of the outstanding shares of the Fund. The phrase “majority of the outstanding shares” means the vote of (i) 67% or more of the Fund’s shares present at a meeting, if more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (ii) more than 50% of the Fund’s outstanding shares, whichever is less.

The Fund may not:

1.	Borrow money or issue senior securities (as defined under the 1940 Act), except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

2.	Make loans, except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

3.	Purchase or sell commodities or real estate, except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

4.	Underwrite securities issued by other persons, except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

5.	With the exception of the hospitality industry, concentrate investments in any one industry, as concentration is defined under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

In addition, the Fund has adopted the following fundamental policies relating to periodic repurchase offers:

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as such rule may be amended or interpreted from time to time. Currently, Rule 23c-3 requires repurchase offer amounts to be not less than 5% and not more than 25% of the common stock outstanding on the repurchase request deadline.

2.	The periodic intervals between repurchase request deadlines will be three (3) months.

3.	Each repurchase request deadline will be determined in accordance with Rule 23c-3. Currently, Rule 23c-3 requires the repurchase request deadline to be no less than 21 and no more than 42 days after the Fund sends a notification to shareholders of the repurchase offer.

4.	Each repurchase pricing date will be determined in accordance with Rule 23c-3. Currently, Rule 23c-3 requires the repurchase pricing date to be no later than the 14th day after a repurchase request deadline, or the next business day if the 14th day is not a business day.

Non-Fundamental Policies. The following limitation is non-fundamental and may be changed by the Board without shareholder approval upon 60 days’ prior written notice to shareholders.

1.	Under normal circumstances, the Fund will invest at least 80% of its total assets in Community Development Loans (as defined in the Prospectus), including repurchase agreements collateralized by such securities.

In addition, the investment objectives of the Fund are non-fundamental policies that may be changed by the Board without shareholder approval upon 60 days’ prior written notice to shareholders. These non-fundamental policies are based upon the regulations currently set forth in the 1940 Act.

Except with respect to Fund policies concerning borrowing, if a percentage restriction is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in values or assets will not constitute a violation of such restriction.

The following descriptions of certain provisions of the 1940 Act may assist investors in understanding the above policies and restrictions:

Borrowing. The 1940 Act presently allows a closed-end fund to borrow from any bank or other person (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets.

Senior Securities. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.

Under the 1940 Act, a senior security does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one-third of the value of its total assets (including the value of the assets purchased with the proceeds of its indebtedness). The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

Under Section 18(a) of the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Fund’s total assets, less all liabilities and indebtedness of the Fund other than senior securities, is at least 200% of the liquidation value of the outstanding preferred shares (i.e., the liquidation value may not exceed 50% of the Fund’s total assets less all liabilities and indebtedness of the Fund other than senior securities).

Lending. The 1940 Act does not prohibit a fund from making loans. The Fund may make loans to corporations or other business entities and acquire Community Development Loans through assignments, participations, originations and co-originations. The Fund also may acquire securities subject to repurchase agreements.

Underwriting. Under the 1940 Act, underwriting securities involves a fund purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly.

Real Estate. The Fund will not purchase or sell real estate, except that the Fund may purchase and sell instruments secured by real estate or interests in real estate and securities issued by companies which own or invest in real estate (including REITs). The Fund may acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of such other assets.

Commodities. The Fund will not purchase or sell physical commodities or commodities contracts, except that the Fund may purchase: (i) marketable securities issued by companies that own or invest in commodities or commodities contracts; and (ii) commodities contracts relating to financial instruments, such as financial futures contracts and options on such contracts.

Concentration. The SEC has defined concentration as investing 25% or more of an investment company’s net assets in an industry, with certain exceptions. Securities of the U.S. Government, its agencies or instrumentalities and securities backed by the credit of a U.S. governmental entity are not considered to represent industries.

THE ADVISER

General. The Adviser, a Puerto Rico limited liability company with its principal offices located at 151 Calle de San Francisco, Suite 200 PMB 5333, San Juan, PR 00901-1607, is an SEC-registered investment adviser under the Investment Advisers Act of 1940, as amended. Messrs. Joseph Gladue and Lee A. Calfo are each control persons of the Adviser.

Advisory Agreement with the Fund. The Fund and the Adviser have entered into an investment advisory agreement (the “Advisory Agreement”). Under the Advisory Agreement, the Adviser serves as the investment adviser and makes investment decisions for the Fund and continuously reviews, supervises and administers the investment program of the Fund, subject to the supervision of, and policies established by, the Trustees. The Advisory Agreement provides that the Adviser shall not be protected against any liability to the Fund or its shareholders by reason of misfeasance or negligence generally in the performance of its duties thereunder or its negligent disregard of its obligations and duties under this Advisory Agreement.

The continuance of the Advisory Agreement must be specifically approved at least annually: (i) by the vote of the Trustees or by a vote of the shareholders of the Fund; and (ii) by the vote of a majority of the Trustees who are not parties to the Advisory Agreement or “interested persons” of any party thereto, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement will terminate automatically in the event of its assignment, and is terminable at any time without penalty by the Fund, the Board or a majority of the outstanding shares of the Fund, on not less than 60 days’ written notice to the Adviser, or by the Adviser on 60 days’ written notice to the Fund. As used in the Advisory Agreement, the terms “majority of the outstanding voting securities,” “interested persons” and “assignment” have the same meaning as such terms in the 1940 Act.

Advisory Fees Paid to the Adviser. For its services under the Advisory Agreement, the Adviser is entitled to a fee, which is calculated daily and paid monthly, at an annual rate of 1.50% of the average net assets of the Fund. The Adviser has contractually agreed to waive or reduce its management fees and/or reimburse expenses of the Fund to ensure that total annual fund operating expenses after fee waiver and/or expense reimbursement (exclusive of any interest, leverage interest (i.e., any expenses incurred in connection with borrowings made by the Fund), taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses (collectively, “Excluded Expenses”)) will not exceed 2.25% of the average annual net assets of the Fund through at least October 31, 2022. Prior to May 2, 2021, under a separate operating expenses limitation agreement, the Adviser had contractually agreed to waive or reduce its management fees and/or reimburse expenses of the Fund to ensure that total annual fund operating expenses after fee waiver and/or expense reimbursement (excluding Excluded Expenses) would not exceed 1.75% of the average daily net assets of the Fund.

Pursuant to the operating expenses limitation agreements, the Adviser is permitted to be reimbursed in any subsequent month in the three-year period from the date of the fee waiver and/or expense reimbursement if the aggregate amount actually paid by the Fund toward operating expenses for such month (taking into account the reimbursement) will not cause the Fund to exceed the lesser of: (a) the expense limitation in effect at the time of the fee waiver and/or expense reimbursement; or (b) the expense limitation in effect at the time of the reimbursement. The Board will review any such reimbursement.

For the fiscal years ended June 30, 2021 and 2020, and the fiscal period March 1, 2019 to June 30, 2019, the Fund paid the following management fees to the Adviser:

Period	Contractual Fees Earned	Fees Waived	Total Fees Paid (After Waiver)
March 1, 2019 to June 30, 2019	$224,009	($136,921)	$87,088
July 1, 2019 to June 30, 2020	$649,015	($452,378)	$196,637
July 1, 2020 to June 30, 2021	$633,514	($384,305)	$249,209

For the fiscal period July 1, 2018 to February 28, 2019, the Fund paid the following management fees to 504 Fund Advisors, LLC, the Fund’s predecessor investment adviser:

Period	Contractual Fees Earned	Fees Waived	Total Fees Paid (After Waiver)
July 1, 2018 to February 28, 2019	$533,310	($373,104)	$160,206

THE PORTFOLIO MANAGERS

This section includes information about the Fund’s portfolio managers, including information about other accounts they manage, the dollar range of Fund shares they own and how they are compensated.

As stated in the Fund’s Prospectus, Lee A. Calfo and Joseph Gladue serve as the portfolio managers of the Fund. The portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. Each of the portfolio managers is an investment adviser representative of the Adviser.

Compensation. Messrs. Calfo and Gladue are compensated through their respective equity ownership interests in the Adviser. Neither Mr. Calfo nor Mr. Gladue receives compensation from the Fund. See “Trustees and Officers of the Fund–Board and Officer Compensation” below, for more information.

Fund Shares Owned by Portfolio Managers. The portfolio managers do not own any shares of the Fund.

Other Accounts. In addition to the Fund, certain portfolio managers are responsible for the day-to-day management of certain other accounts, as listed below. None of the accounts listed below are subject to a performance-based advisory fee. The information below is provided as of June 30, 2021.

Name	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number of Accounts	Total Assets ($ millions)	Number of Accounts	Total Assets ($ millions)	Number of Accounts	Total Assets ($ millions)
Lee A. Calfo	1	$45	2	$58	250	$129
Joseph Gladue	0	$0	1	$14	0	$0

Conflicts of Interests. The portfolio managers’ management of other accounts, if any, may give rise to potential conflicts of interest in connection with their management of the Fund’s investments, on the one hand, and the investments of the other accounts, on the other. The other accounts may have the same investment objectives as the Fund. Therefore, a potential conflict of interest may arise as a result of the identical investment objectives, whereby a portfolio manager could favor one account over another. Another potential conflict could include the portfolio managers’ knowledge about the size, timing and possible market impact of Fund trades, whereby a portfolio manager could use this information to the advantage of other accounts and to the disadvantage of the Fund. However, the Adviser has established policies and procedures to ensure that the purchase and sale of securities among all accounts it manages are fairly and equitably allocated.

THE ADMINISTRATOR

UMB Fund Services, Inc. (“UMBFS”) with its principal business office located at 235 West Galena Street, Milwaukee, Wisconsin 53212, serves as the Fund’s administrator (the “Administrator”).

The Fund and the Administrator have entered into an administration agreement (the “Administration Agreement”), under which the Administrator provides the Fund with administrative and management services (other than investment advisory services) and accounting services, including portfolio accounting services, tax accounting services and furnishing financial reports.

The Administration Agreement provides that the Administrator shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Administration Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties or from reckless disregard by it of its duties and obligations thereunder.

Administration Fees Paid to the Administrator. For its services under the Administration Agreement, the Fund pays the Administrator a fee based on the Fund’s assets under management, subject to a minimum annual fee of $35,000. The Administrator also is entitled to certain out-of-pocket expenses for the services mentioned above, including pricing expenses. For the fiscal years ended June 30, 2019, 2020, and 2021, the Fund paid the Administrator $87,721, $87,763 and $87,954 respectively.

THE DISTRIBUTOR

Foreside Fund Services, LLC (the “Distributor”) is the distributor (also known as principal underwriter) of the shares of the Fund and is located at Three Canal Plaza, Suite 100, Portland, Maine 04101. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Distributor is not affiliated with the Adviser or any other service provider for the Fund.

Under a Distribution Agreement with the Fund effective September 30, 2021 (which superseded and incorporated by reference certain terms and conditions of a predecessor Distribution Agreement between the parties dated May 15, 2014, as amended on May 19, 2015 and May 1, 2019), the Distributor acts as the agent of the Fund in connection with the continuous offering of shares of the Fund on a monthly basis. The Distributor continually distributes shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Fund shares. The Distributor and its officers have no role in determining the investment policies or which securities are to be purchased or sold by the Fund.

The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of shares of the Fund. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, redemption and other requests to the Fund.

The continuance of the Distribution Agreement must be specifically approved at least annually (i) by the vote of the Trustees or by a vote of the shareholders of the Fund, and (ii) by the vote of a majority of the Trustees who are not “interested persons” of the Fund and have no direct or indirect financial interest in the operations of the Distribution Agreement or any related agreement, cast in person at a meeting called for the purpose of voting on such approval. The Distribution Agreement will terminate automatically in the event of its assignment (as such term is defined in the 1940 Act), and is terminable at any time without penalty by the Board or by a majority of the outstanding shares of the Fund, upon not more than 60 days’ written notice by either party. The Distribution Agreement provides that the Distributor shall not be protected against any liability to the Fund or its shareholders by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard of its obligations or duties thereunder.

PAYMENTS TO FINANCIAL INTERMEDIARIES

The Adviser and/or its affiliates, in their discretion, may make payments from their own resources and not from Fund assets to affiliated or unaffiliated brokers, dealers, banks (including bank trust departments), trust companies, registered investment advisers, financial planners, retirement plan administrators, insurance companies, and any other institution having a service, administration, or any similar arrangement with the Fund, its service providers or their respective affiliates, as incentives to help market and promote the Fund and/or in recognition of their distribution, marketing, administrative services, and/or processing support.

These additional payments may be made to financial intermediaries that sell Fund shares or provide services to the Fund or shareholders of the Fund through the financial intermediary’s retail distribution channel and/or fund supermarkets. Payments may also be made through the financial intermediary’s retirement, qualified tuition, fee-based advisory, wrap fee, bank trust, or insurance (e.g., individual or group annuity) programs. These payments may include, but are not limited to, placing the Fund in a financial intermediary’s retail distribution channel or on a preferred or recommended fund list; providing business or shareholder financial planning assistance; educating financial intermediary personnel about the Fund; providing access to sales and management representatives of the financial intermediary; promoting sales of Fund shares; providing marketing and educational support; maintaining share balances and/or for sub-accounting, administrative or shareholder transaction processing services. A financial intermediary may perform the services itself or may arrange with a third party to perform the services.

The Adviser and/or its affiliates may also make payments from their own resources to financial intermediaries for costs associated with the purchase of products or services used in connection with sales and marketing, participation in and/or presentations at conferences or seminars, sales or training programs, client and investor entertainment and other sponsored events. The costs and expenses associated with these efforts may include travel, lodging, sponsorship at educational seminars and conferences, entertainment and meals to the extent permitted by law.

Revenue sharing payments may be negotiated based on a variety of factors, including the level of sales, the amount of Fund assets attributable to investments in the Fund by financial intermediaries’ customers, a flat fee or other measures as determined from time to time by the Adviser and/or its affiliates. A significant purpose of these payments is to increase the sales of Fund shares, which in turn may benefit the Adviser through increased fees as Fund assets grow.

THE TRANSFER AGENT

UMBFS, with its principal business office located at 235 West Galena Street, Milwaukee, Wisconsin 53212, serves as the Fund’s transfer agent and dividend disbursing agent under a transfer agency agreement with the Fund.

THE CUSTODIAN AND ESCROW AGENT

UMB Bank, n.a., with its principal business office located at 1010 Grand Boulevard, Kansas City, Missouri 64106 (the “Custodian”), serves as the custodian and escrow agent for the Fund. The Custodian holds cash, securities and other assets of the Fund as required by the 1940 Act.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd., with its principal business office located at 342 North Water Street, Suite 830, Milwaukee, Wisconsin 53202, serves as the independent registered public accounting firm for the Fund.

LEGAL COUNSEL

Godfrey & Kahn, S.C., with its principal business office located at 833 East Michigan Street, Suite 1800, Milwaukee, Wisconsin 53202, serves as legal counsel to the Fund. Reinhart Boerner Van Deuren s.c., with its principal business office located at 1000 North Water Street, Suite 1700, Milwaukee, Wisconsin 53202, serves as legal counsel to the Independent Trustees.

TRUSTEES AND OFFICERS OF THE FUND

Board Responsibilities. The management and affairs of the Fund are overseen by the Trustees. The Board has approved contracts, as described above, under which certain companies provide essential management services to the Fund.

The day-to-day business of the Fund, including the management of risk, is performed by third party service providers, such as the Adviser, Distributor and Administrator. The Trustees are responsible for overseeing the Fund’s service providers and, thus, have oversight responsibility with respect to risk management performed by those service providers. Risk management seeks to identify and address risks, i.e., events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance or reputation of the Fund. The Fund and its service providers employ a variety of processes, procedures and controls to identify various possible events or circumstances, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each service provider is responsible for one or more discrete aspects of the Fund’s business (e.g., the Adviser is responsible for the day-to-day management of the Fund’s portfolio investments) and, consequently, for managing the risks associated with that business. The Board has emphasized to the Fund’s service providers the importance of maintaining vigorous risk management.

The Trustees’ role in risk oversight begins before the inception of the Fund, at which time certain of the Fund’s service providers present the Board with information concerning the investment objectives, strategies and risks of the Fund as well as proposed investment limitations for the Fund. Additionally, the Adviser provides the Board with an overview of, among other things, its investment philosophy, brokerage practices and compliance infrastructure. Thereafter, the Board continues its oversight function as various personnel, including the Fund’s Chief Compliance Officer (the “Chief Compliance Officer”), as well as personnel of the Adviser and other service providers such as the Fund’s independent accountants, make periodic reports to the Audit Committee or to the Board with respect to various aspects of risk management. The Board and the Audit Committee oversee efforts by management and service providers to manage risks to which the Fund may be exposed.

The Board is responsible for overseeing the services provided to the Fund by the Adviser and receives information about those services at its regular meetings. In addition, on an annual basis, in connection with its consideration of whether to renew the advisory agreement with the Adviser, the Board meets with the Adviser to review such services. Among other things, the Board regularly considers the Adviser’s adherence to the Fund’s investment restrictions and compliance with various Fund policies and procedures and with applicable securities regulations. The Board also reviews information about the Fund’s investments, including, for example, portfolio holdings schedules.

The Chief Compliance Officer reports regularly to the Board to review and discuss compliance issues and Fund and Adviser risk assessments. At least annually, the Chief Compliance Officer provides the Board with a report reviewing the adequacy and effectiveness of the Fund’s policies and procedures and those of its service providers, including the Adviser. The report addresses the operation of the policies and procedures of the Fund and each service provider since the date of the last report; any material changes to the policies and procedures since the date of the last report; any recommendations for material changes to the policies and procedures; and any material compliance matters since the date of the last report.

The Board receives reports from the Fund’s service providers regarding operational risks and risks related to the valuation and liquidity of portfolio securities. The Fund’s Valuation Committee makes regular reports to the Board concerning investments for which market quotations are not readily available. Annually, the Fund’s independent registered public accounting firm reviews with the Audit Committee its audit of the Fund’s financial statements, focusing on major areas of risk encountered by the Fund and noting any significant deficiencies or material weaknesses in the Fund’s internal controls. Additionally, in connection with its oversight function, the Board oversees Fund management’s implementation of disclosure controls and procedures, which are designed to ensure that information required to be disclosed by the Fund in its periodic reports with the SEC are recorded, processed, summarized, and reported within the required time periods. The Board also oversees the Fund’s internal controls over financial reporting, which comprise policies and procedures designed to provide reasonable assurance regarding the reliability of the Fund’s financial reporting and the preparation of the Fund’s financial statements.

From their review of these reports and discussions with the Adviser, the Chief Compliance Officer, the independent registered public accounting firm and other service providers, the Board and the Audit Committee learn in detail about the material risks of the Fund, thereby facilitating a dialogue about how management and service providers identify and mitigate those risks.

The Board recognizes that not all risks that may affect the Fund can be identified and/or quantified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees as to risk management matters are typically summaries of the relevant information. Most of the Fund’s investment management and business affairs are carried out by or through the Fund’s Adviser and other service providers, each of which has an independent interest in risk management but whose policies and the methods by which one or more risk management functions are carried out may differ from the Fund’s and each other’s in the setting of priorities, the resources available or the effectiveness of relevant controls. As a result of the foregoing and other factors, the Board’s ability to monitor and manage risk, as a practical matter, is subject to limitations.

Members of the Board. There are four members of the Board, each of whom is not an “interested person” of the Fund, as that term is defined in the 1940 Act (“Independent Trustees”). George Stelljes, III, an Independent Trustee, serves as Chairman of the Board.

The Board has three standing committees: the Audit Committee, the Nominating Committee and the Valuation Committee. The Audit Committee and Nominating Committee are chaired by an Independent Trustee and composed of all of the Independent Trustees.

In his role as Chairman, Mr. Stelljes, among other things: presides over Board meetings; oversees the development of agendas for Board meetings; facilitates communication between the Trustees and management; and has such other responsibilities as the Board determines from time to time.

Trustees and Officers of the Fund. Set forth below are the names, dates of birth, position with the Fund, length of term of office, and the principal occupations and other directorships held during at least the last five years of each of the persons currently serving as a Trustee or officer of the Fund. Unless otherwise noted, the business address of each Trustee or officer is c/o Equalize Community Development Fund, 37 West Avenue, Suite 301, Wayne, PA 19087. The business address for Mr. Gladue is c/o Equalize Capital LLC, 151 Calle de San Francisco, Suite 200 PMB 5333, San Juan, PR 00901-1607. The business address for Mr. Pelos is c/o Oyster Consulting, LLC, 4128 Innslake Dr., Glen Allen, VA 23060.

Name and Year of Birth	Position with Trust and Length of Term	Principal Occupations in the Past 5 Years	Number of Portfolios in Fund Complex Overseen By Trustee	Other Directorships Held in the Past 5 Years
Independent Trustees
J. Clay Singleton, Ph.D., CFA Born: 1947	Trustee (Indefinite term; since 2013)	Principal in Marshall-Singleton (a fiduciary liability consulting firm) (since 2017); Professor Emeritus of Finance, Crummer Graduate School of Business, Rollins College (2002–2017)	1	N/A
Cornelius J. Lavelle Born: 1944	Trustee (Indefinite term; since 2013)	Retired; Director-Institutional Equities, Citigroup Global Markets Inc. (multinational financial services firm) (1997–2009)	1	Independent Trustee, Broadview Funds Trust (an open-end investment company with one series) (2013-2019)
George Stelljes, III Born: 1961	Chairman of the Board (Indefinite term; since August 2016) and Trustee (Indefinite term; since 2013)	Managing Partner, St. John’s Capital, LLC (private investment fund) (since 2012); President, Chief Investment Officer and Director of the Gladstone Companies (family of public and private investment funds) (2001–2012)	1	Director and Chairman of Valuation Committee, Oxford Square Capital Corp. (f/k/a TICC Capital Corp.) (business development company) (since 2016); Director, Intrepid Capital Corporation (asset management firm) (2003-2021)
Jorge A. Junquera Born: 1948	Trustee (Indefinite term; since 2020)	Managing Partner of Kohly Capital, LLC (a private investment firm) (since 2016)	1	Director, EVERTEC, Inc. (a transaction processing company) (since 2012); Director, Sacred Heart University (Puerto Rico) (since 2014)
Other Officers
Lee A. Calfo Born: 1977	President and Principal Executive Officer (Indefinite term; since 2019)

Chief Executive Officer and Portfolio Manager, Equalize Capital LLC (investment advisory firm) (since 2019); Managing Partner, American Home Opportunity

Mortgage Fund (private partnership fund) (since

2020); Chief Executive Officer, J. Alden Associates, Inc. (broker-dealer) (since 2018); Chief Executive Officer, Alden Capital Management, LLC (asset management firm) (since 2018); Chief Executive Officer and Portfolio Manager, Bluestone Capital Management, LLC (investment advisory firm) (2010-2020); President, MCG Securities LLC (broker-dealer) (2012-2017)

			N/A	N/A
Joseph Gladue Born: 1959	Treasurer, Principal Financial Officer and Principal Accounting Officer (Indefinite term; since 2019)

Chief Financial Officer and Portfolio Manager, Equalize Capital LLC (investment advisory firm) (since 2019); Managing Partner, American Home Opportunity Mortgage Fund (private partnership fund) (since 2020); Director of Research, J. Alden Associates, Inc. (broker-dealer) (since 2019); Director of Research, MCG Securities, LLC (broker-dealer) (2015-2018); Vice President Corporate Development, BofI Federal Bank (2014-2015)

			N/A	N/A

Name and Year of Birth	Position with Trust and Length of Term	Principal Occupations in the Past 5 Years	Number of Portfolios in Fund Complex Overseen By Trustee	Other Directorships Held in the Past 5 Years
Kenneth R. Smith Born: 1967	Secretary (Indefinite term; since 2019)	Chief Compliance Officer, Equalize Capital LLC (investment advisory firm) (since 2019); Chief Compliance Officer and Partner, Alden Capital Management, LLC (asset management firm) (since 2018); Chief Compliance Officer and Partner, J. Alden Associates, Inc. (broker dealer) (since 2018); Chief Compliance Officer, Dekania Capital Management, LLC (investment advisory firm) (2016-2020); Chief Compliance Officer, Cohen & Company Financial Management, LLC (investment advisory firm) (2016-2020); Chief Compliance Officer and Founder, Compass Financial Advisors, LLC (investment advisory firm) (since 2003); Chief Compliance Officer, Bluestone Capital Management, LLC (Investment advisory firm) (2014-2020); Chief Compliance Officer, MCG Securities LLC (broker dealer) (2011-2020)	N/A	N/A
Constantine Andrew (Dean) Pelos Born: 1960	Chief Compliance Officer and AML Compliance Officer (Indefinite term; since 2019)	Director, Oyster Consulting, LLC (compliance consulting to financial service firms) (2019-present); Chief Compliance Officer and Vice President, M Holdings Securities, Inc., M Financial Investment Advisors, M Fund and M Wealth (2018-2019); Director, Oyster Consulting, LLC (2015-2018); Senior Consultant, Oyster Consulting, LLC (2013-2015)	N/A	N/A

Individual Trustee Qualifications. The Fund has concluded that each of the Trustees should serve on the Board because of their ability to review and understand information about the Fund provided to them by management, to identify and request other information they may deem relevant to the performance of their duties, to question management and other service providers regarding material factors bearing on the management and administration of the Fund, and to exercise their business judgment in a manner that serves the best interests of the Fund’s shareholders. The Fund has concluded that each of the Trustees should serve as a Trustee based on their own experience, qualifications, attributes and skills as described below.

J. Clay Singleton, Ph.D., CFA. Dr. Singleton has served as a Trustee of the Fund since its inception in 2013. Dr. Singleton has more than 35 years of experience as a professor of investments and a financial researcher. He currently is a principal in Marshall-Singleton, a fiduciary liability consulting firm. He retired in 2017 as the George and Harriet Cornell professor of finance at the Crummer Graduate School of Business at Rollins College, where he had been on the faculty since 2002. While on the Crummer faculty, Dr. Singleton also served in a consulting role for PCE Investment Bankers as Director of Indexes from 2005 to 2011, where he oversaw operations for the PCE Indexes, which he helped create. Prior to joining the Crummer faculty, Dr. Singleton was Vice President and Chief Compliance Officer of Ibbotson Associates (now a division of Morningstar), where he was responsible for the firm’s consulting, training, and research activities regarding the design of asset allocation strategies. Dr. Singleton was previously the Dean of the College of Business Administration at the University of North Texas and taught on the faculty of the University of Nebraska-Lincoln for more than ten years. He also previously served as Senior Vice President for Curriculum and Examinations at the CFA Institute. Dr. Singleton holds a Ph.D. in business and has held the Chartered Financial Analyst® designation since 1985. Through his experience as a trustee of the Trust, his employment experience and his experience as a CFA charterholder, Dr. Singleton is experienced with financial, accounting, regulatory and investment matters. Such experience helps him exercise the business judgment necessary to fulfill the requirements and obligations of his Board position.

Cornelius J. Lavelle. Mr. Lavelle has served as a Trustee of the Fund since its inception in 2013. He also served as a trustee of the Broadview Funds Trust, a registered open-end management investment company with one series, from 2013 to 2019. Prior to retiring in 2009, Mr. Lavelle was a part of the institutional research division of Citigroup, Inc. and several of its predecessor entities for over 40 years, including serving as Director of Institutional Equities for Citigroup Global Markets Inc. from 1997 to 2009. Through his experience as a trustee of the Trust, and his employment experience, Mr. Lavelle is knowledgeable about financial, accounting, regulatory and investment matters. Such experience helps him exercise the business judgment necessary to fulfill the requirements and obligations of his Board position.

George Stelljes, III. Mr. Stelljes has served as a Trustee of the Fund since its inception in 2013 and as Chairman since 2016. He currently is the managing partner of St. John’s Capital, LLC, a private investment fund. Mr. Stelljes is also a Director and the Chairman of the Valuation Committee of Oxford Square Capital Corp., a business development company, and a was formerly a Director of Intrepid Capital Corporation, an asset management firm. Mr. Stelljes is the former President, Chief Investment Officer, and a Director of The Gladstone Companies (“Gladstone”), investors in private equity, debt, and real estate financing. Mr. Stelljes has extensive experience in making debt and equity investments in small- and medium-sized companies across the United States. At Gladstone, Mr. Stelljes was responsible for operational activities, directing marketing strategy, deal flow generation, and underwriting. Prior to joining Gladstone, Mr. Stelljes was a General Partner of Camden Partners and Cahill, Warnock & Company, later-stage private equity funds, where he directed investments in communications and business services. Previously, Mr. Stelljes served as a Managing Director and Partner of Columbia Capital, a venture capital firm focused on investments in communications and information technology, where he held initial responsibility for raising the firm’s first institutional fund. From 1989 to 1997, Mr. Stelljes held various positions including Executive Vice President and Principal with Allied Capital Corporation and its affiliates. The Allied companies were the largest group of publicly-traded mezzanine debt funds and were managers of two private venture capital limited partnerships. At Allied Capital Corporation he served on the firm’s investment committee, chaired its trouble assets committee, and managed two of its private funds. Mr. Stelljes also served as Executive Vice President of Business Mortgage Investors, a private mortgage REIT managed by Allied Capital Corporation. Mr. Stelljes served as a General Partner and Investment Committee Member of Patriot Capital, a private equity and mezzanine fund, was a Board Member of Intrepid Capital, a money management and mutual fund manager, and is a former Advisory Board Member of Fed Cap Partners, a private equity fund focused on investments in government contractors. He is a former board member and regional president of the National Association of Small Business Investment Companies (NASBIC). Mr. Stelljes received a BA in Economics from Vanderbilt University and an MBA from the University of Virginia. Through his experience as a trustee of the Trust and his employment and investment management experience, Mr. Stelljes is knowledgeable about financial, accounting, regulatory and investment matters. Such experience helps him exercise the business judgment necessary to fulfill the requirements and obligations of his Board position.

Jorge A. Junquera. Mr. Junquera has served as a Trustee of the Fund since 2020. Mr. Junquera has served as the Managing Partner of Kohly Capital, LLC, a private investment firm, since 2016. Mr. Junquera has also served as a director of EVERTEC, Inc., a full-service transaction processing business in Puerto Rico and Latin America since 2012, and a director of Sacred Heart University in Puerto Rico, since 2014. Mr. Junquera was Vice Chairman of the Board of Directors of Popular, Inc. (“Popular”) from 2013 to 2015. Prior to becoming Vice Chairman, he was Chief Financial Officer of Popular and Supervisor of Popular’s Financial Management Group, positions he held from 1996 to 2013. From 1999 to 2002, Mr. Junquera was President of Banco Popular North America. Mr. Junquera was a member of the boards of Banco Popular de Puerto Rico and Banco Popular North America from 2001 to 2013, a member of the board of Centro Financiero BHD in the Dominican Republic from 2001 to 2015 and a member of the board of Popular North America from 1996 to 2015, as well as of various Puerto Rico open-end investment companies from 2010 to 2012. Prior to becoming Popular’s Chief Financial Officer, he was supervisor of Popular’s Retail Banking Group from 1986 to 1996. Mr. Junquera received a Bachelor of Science in Finance from King’s College in 1971. He graduated from the Securities Industry Institute at the Wharton School of the University of Pennsylvania in 1976 and the Public Finance Institute at the Graduate School of Business at the University of Michigan in 1977. Through his employment experience and experience serving on various boards of directors, Mr. Junquera is experienced with banking, financial, accounting, regulatory and investment matters. Such experience helps him exercise the business judgment necessary to fulfill the requirements and obligations of his Board position.

In its periodic assessment of the effectiveness of the Board, the Board considers the complementary individual skills and experience of the individual Trustees primarily in the broader context of the Board’s overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Fund.

CFA® and Chartered Financial Analyst® are registered trademarks owned by the CFA Institute.

Board Committees. The Board has established the following standing committees:

•	Audit Committee. The Board has a standing Audit Committee that is composed of each of the Independent Trustees of the Fund. The Audit Committee operates under a written charter approved by the Board. The principal responsibilities of the Audit Committee include: recommending which firm to engage as the Fund’s independent registered public accounting firm and whether to terminate this relationship; reviewing the independent registered public accounting firm’s compensation, the proposed scope and terms of its engagement, and the firm’s independence; pre-approving audit and non-audit services provided by the Fund’s independent registered public accounting firm to the Fund and certain other affiliated entities; serving as a channel of communication between the independent registered public accounting firm and the Trustees; reviewing the results of each external audit, including any qualifications in the independent registered public accounting firm’s opinion, any related management letter, management’s responses to recommendations made by the independent registered public accounting firm in connection with the audit, reports submitted to the Committee by the internal auditing department of the Fund’s Administrator that are material to the Fund as a whole, if any, and management’s responses to any such reports; reviewing the Fund’s audited financial statements and considering any significant disputes between the Fund’s management and the independent registered public accounting firm that arose in connection with the preparation of those financial statements; considering, in consultation with the independent registered public accounting firm and the Fund’s senior internal accounting executive, if any, the independent registered public accounting firms’ reports on the adequacy of the Fund’s internal financial controls; reviewing, in consultation with the Fund’s independent registered public accounting firm, major changes regarding auditing and accounting principles and practices to be followed when preparing the Fund’s financial statements; and other audit related matters. During the fiscal year ended June 30, 2021, the Audit Committee met two times.

•	Nominating Committee. The Board has a standing Nominating Committee that is composed of each of the Independent Trustees of the Fund. The Nominating Committee operates under a written charter approved by the Board. The principal responsibility of the Nominating Committee is to consider, recommend and nominate candidates to fill vacancies on the Board, if any. The Nominating Committee generally will not consider nominees recommended by shareholders. The Nominating Committee meets periodically, as necessary. During the fiscal year ended June 30, 2021, the Nominating Committee did not meet.

•	Valuation Committee. The Board has a standing Valuation Committee that is composed of the Fund’s portfolio managers (Messrs. Calfo and Gladue), Mr. Pelos, Mr. Robert O. Judge (Chief Executive Officer and a founding partner of Government Loan Solutions, Inc. (“GLS”)), Mr. Scott Evans (a founding partner of GLS), and Mr. Buddy Doyle (Founding Principal, Chief Executive Officer and Managing Director of Oyster Consulting, LLC), as appointed by the Board. The Fund’s portfolio managers serve as non-voting members of the Valuation Committee. The Valuation Committee operates under procedures approved by the Board. The principal responsibility of the Valuation Committee is to determine the fair value of securities for which current market quotations are not readily available. The Valuation Committee meets at least weekly to consider the fair value to be assigned to each Community Development Loan within the Fund’s portfolio. The Valuation Committee reports the fair value of each Community Development Loan to the Fund’s Administrator on a weekly basis. The Board, including the Independent Trustees and their counsel, review the Valuation Committee’s determinations quarterly.

Fund Shares Owned by Board Members. The following table shows the dollar amount range of each Trustee’s “beneficial ownership” of shares of the Fund as of the end of the most recently completed calendar year. Dollar amount ranges disclosed are established by the SEC. “Beneficial ownership” is determined in accordance with Rule 16a-1(a)(2) under the 1934 Act.

Name	Dollar Range of Fund Shares Owned in Equalize Community Development Fund[1]	Aggregate Dollar Range of Shares Owned in Fund Complex
Independent Trustees
J. Clay Singleton	None	None
Cornelius J. Lavelle	None	None
George Stelljes, III	None	None
Jorge A. Junquera	None	None

[1]	Valuation date is December 31, 2021.

Furthermore, as of the date of this SAI, neither the Independent Trustees, nor members of their immediate family, own securities beneficially or of record in the Adviser, the Distributor or any of their affiliates. During the past two years ended December 31, 2020, neither the Independent Trustees, nor members of their immediate family, have had a direct or indirect interest, the value of which exceeds $120,000, (i) in the Adviser, the Distributor or any of their affiliates, or (ii) in any transaction or relationship in which any such entity, the Fund, any officer of the Fund, or any of their affiliates was a party.

Board and Officer Compensation. For their service as Trustees, each Independent Trustee receives from the Fund a retainer fee of $12,500 per year and $1,500 per Board meeting attended, as well as reimbursement for expenses incurred in connection with attendance at Board meetings. The Chairman of the Board and the Chairman of the Audit Committee each receives an additional retainer of $4,000 per year. No current officer, director or employee of the Adviser receives any compensation from the Fund for acting as a Trustee or officer of the Fund. The following table shows the compensation earned by each Independent Trustee for the Fund’s fiscal year ended June 30, 2021.

Name	Aggregate Compensation from the Fund(1)	Total Compensation from the Fund and Fund Complex
J. Clay Singleton	$20,000	$20,000
Cornelius J. Lavelle	$16,000	$16,000
George Stelljes, III	$20,000	$20,000
Jorge A. Junquera	$16,000	$16,000
(1)	Prior to November 9, 2021, the Independent Trustees received from the Fund a retainer of $10,000 per year.

PURCHASING SHARES

Shares were offered during an initial offering period that terminated on December 16, 2013. Shares were offered during the initial offering period at the offering price, which was $10.00 per share plus a sales charge of up to 2.00%. From October 28, 2015 until February 18, 2022, shares were offered on a continuous monthly basis at net asset value (“NAV”) per shares plus a 1.00% sales charge. Shares are now offered on a continuous monthly basis at NAV per share without any sales charge. Shares may be purchased on the last business day of any month, provided the New York Stock Exchange (“NYSE”) is open for business, or at such other times as the Fund may determine. Currently, the Fund is closed for business when the following holidays are observed: New Year’s Day, Martin Luther King Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. During any continuous offering, shares may be purchased through the Distributor. Any continuous offering, if commenced, may be discontinued at any time. The Fund will have the sole right to accept orders to purchase shares and reserves the right to reject any order in whole or in part.

The Fund requires a minimum initial investment and minimum subsequent investments of $10,000. The Adviser may waive these minimum investment requirements in its sole discretion. The Adviser may accept investments in the Fund on such other terms as it authorizes from time to time and may reject applications for shares for any or no reason, in its sole discretion.

Each prospective investor must submit a completed application and payment in U.S. funds before the close of regular trading on the NYSE in order for shares to be bought at that day’s NAV.

Shareholders will not have the right to redeem their shares. However, the Fund will conduct periodic repurchase offers for a portion of its outstanding shares.

The Adviser anticipates closing the Fund to new investors when the Fund’s total assets exceed $500 million.

DETERMINATION OF NET ASSET VALUE

General Policy. The Fund adheres to Section 2(a)(41) of the 1940 Act, and Rule 2a-4 thereunder, with respect to the valuation of portfolio securities. In general, assets for which market quotations are readily available are valued at current market value, and all other assets are valued at fair value as determined in good faith by the Board. In complying with the 1940 Act, the Fund relies on guidance provided by the SEC and by the SEC staff in various interpretive letters and other guidance.

Money Market Securities and Other Debt Securities. If available, money market securities and other debt securities, including debt securities with maturities of sixty days or less, are priced based upon valuations provided by recognized independent, third-party pricing agents. Such values generally reflect the last reported sales price if the security is actively traded. The third-party pricing agents may also value debt securities by employing methodologies that utilize actual market transactions, broker-supplied valuations, or other methodologies designed to identify the market value for such securities. Such methodologies generally consider such factors as security prices, yields, maturities, call features, ratings and developments relating to specific securities in arriving at valuations. If such prices are not available or determined to not represent the fair value of the security as of the Fund’s pricing time, the security will be valued at fair value as determined in good faith using methods approved by the Board.

Use of Third-Party Independent Pricing Agents. Pursuant to contracts with the Administrator, market prices for most securities held by the Fund are provided daily by third-party independent pricing agents that are approved by the Board. The valuations provided by third-party independent pricing agents are reviewed by the Administrator.

Standards for Fair Value Determinations. As a general principle, the fair value of a security is the amount that the Fund might reasonably expect to realize upon its current sale. The Fund has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820 (“ASC 820”). In accordance with ASC 820, fair value is defined as the price that the Fund would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 establishes a three-tier fair value hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing an asset or liability and are based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability and are based on the best information available in the circumstances.

Fair value inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical assets.

Level 2 – Other significant observable inputs (including quoted prices for similar assets, with similar interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments). Generally, the types of assets included in Level 3 of a fund are assets that are not traded in any organized market, or for which there are significant unobservable fair value inputs available such as the Fund’s investments in Community Development Loans.

The fair value levels are not necessarily an indication of the risk associated with investing in these investments.

Valuation Methodologies for Fair Value Measurements Categorized Within Levels 2 and 3

U.S. Government and Mortgage-Backed Securities. U.S. Government and mortgage-backed securities are valued by an independent pricing service. The pricing service may employ methodologies that utilize actual market transactions, broker-dealer supplied valuations, or other formula-driven valuation techniques. These techniques generally consider such factors as yields or prices of bonds of comparable quality, type of issue, coupon, maturity, ratings, and general market conditions.

Community Development Loans. Community Development Loans are analyzed using a pricing methodology designed to incorporate, among other things, the present value of the projected stream of cash flows on such investments (the “discounted cash flow” methodology). This pricing methodology takes into account a number of relevant factors, including changes in prevailing interest rates, yield spreads, the Borrower’s creditworthiness, the debt service coverage ratio, lien position, delinquency status, frequency of previous late payments and the projected rate of prepayments. Newly purchased loans are fair valued at cost and subsequently analyzed using the discounted cash flow methodology. Loans with a pending short payoff will be fair valued at the anticipated recovery rate. Valuations of Community Development Loans are determined no less frequently than weekly. Although the Adviser believes the pricing methodologies to be reasonable and appropriate, the actual values that may be realized upon the sale of Community Development Loans can only be determined in negotiations between the Fund and third parties. The significant unobservable inputs used in the determination of fair value using the discounted cash flow methodology for loans include yield spreads and debt service coverage ratios. Significant increases (decreases) in yield spreads would result in lower (higher) fair values. A significant decrease (increase) in the debt service coverage ratio of a loan’s borrower could result in lower (higher) fair values.

If the Adviser or the Board concludes that the fundamentals of a loan or its underlying collateral do not support the use of the discounted cash flow methodology, a fair value determination may be made by the Valuation Committee as described below.

Quantitative Information About Level 3 Fair Value Measurements

Valuation Process for Fair Value Measurements Categorized within Level 3. The Board has adopted policies and procedures for the valuation of the Fund’s investments (the “valuation procedures”). The Board has authorized the Valuation Committee to make fair value determinations in accordance with the valuation procedures. The Valuation Committee takes into account the relevant factors and surrounding circumstances, which may include: (i) the nature and pricing history (if any) of the asset; (ii) whether any dealer quotations for the asset are available; (iii) possible valuation methodologies that could be used to determine the fair value of the asset; (iv) the recommendation of a portfolio manager of the Fund with respect to the valuation of the asset; (v) whether the same or similar assets are held by other funds managed by the Adviser or other funds and the method used to price the asset in those funds; (vi) the extent to which the fair value to be determined for the asset will result from the use of data or formulae produced by independent third parties and (vii) the liquidity or illiquidity of the market for the asset.

The Board of Trustees meets at least quarterly to consider the valuations provided by the Valuation Committee and ratify valuations for the applicable assets. The Board of Trustees considers the reports provided by the Valuation Committee, including follow up studies of subsequent market-provided prices when available, in reviewing and determining in good faith the fair value of the applicable portfolio assets.

TAXES

The following is only a summary of certain additional federal income tax considerations generally affecting the Fund and its shareholders who hold their shares in taxable accounts and is intended to supplement the discussion contained in the Fund’s Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders, and the discussion here and in the Fund’s prospectus is not intended as a substitute for careful tax planning. The following general discussion of certain federal income tax consequences is based on the Code and the Treasury Regulations issued thereunder as in effect on the date of this SAI. New legislation, as well as administrative changes or court decisions, may significantly change the conclusions expressed herein, and may have a retroactive effect with respect to the transactions contemplated herein. Shareholders are urged to consult with their tax advisors with specific reference to their own tax situations, including their foreign, state and local tax liabilities.

Qualification as a Regulated Investment Company. The Fund intends to qualify and elect to be treated as a RIC under Subchapter M of the Code. By following such a policy and by distributing a sufficient amount of the Fund’s income and capital gains, the Fund expects to eliminate or reduce to a nominal amount the federal income taxes to which it may be subject. The Board reserves the right not to maintain the Fund’s qualification as a RIC if it determines such course of action to be beneficial to the Fund’s shareholders.

To qualify as a RIC, the Fund must distribute at least 90% of its investment company taxable income (which includes, but is not limited to, dividends, taxable interest, and the excess of net short-term capital gains over net long-term capital losses, less operating expenses) and at least 90% of its net tax-exempt interest income, for each tax year, if any, to its shareholders and also must meet several additional requirements. Among these requirements are the following: (i) at least 90% of the Fund’s gross income in each taxable year must be derived from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock, securities, or foreign currencies, or certain other income derived with respect to its business of investing in such stocks, securities, or currencies, and net income derived from an interest in a qualified publicly traded partnership (the “90% Test”); (ii) at the close of each quarter of the Fund’s taxable year, at least 50% of the value of the Fund’s total assets must be represented by cash and cash items, U.S. Government securities, securities of other RICs, and other securities, with such other securities limited, in respect to any one issuer, to an amount that does not exceed 5% of the value of the Fund’s assets and that does not represent more than 10% of the outstanding voting securities of such issuer; and (iii) at the close of each quarter of the Fund’s taxable year, not more than 25% of the value of the Fund’s assets may be invested in securities (other than U.S. Government securities or the securities of other RICs) of any one issuer or the securities (other than the securities of other RICs) of two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or business, or the securities of one or more qualified publicly traded partnerships. Although the Fund intends to distribute substantially all of its investment company taxable income and net capital gain for any taxable year, the Fund will be subject to federal income taxation to the extent such income or gains are not distributed.

The Fund intends to monitor whether its investments are “securities” as defined for purposes of the 1940 Act and diversification requirements and monitor the issuers of securities in which it invests to ensure that the foregoing diversification tests are met. However, for purposes of satisfying the asset diversification test described above, it may be difficult for the Fund in all cases to identify the “issuer” of a particular Fund investment. There is a risk that the IRS could make an adverse determination with respect to identifying the issuer of Fund investments. Such an adverse determination could adversely affect the Fund’s ability to meet the diversification test described above and could therefore jeopardize the Fund’s status as a RIC.

Certain securities in which the Fund may invest may not produce qualifying income for purposes of the 90% Test (as described above) which must be met for the Fund to maintain its status as a RIC. The Fund intends to monitor its investments to ensure that any non-qualifying income does not exceed permissible limits, but the Fund may not be able to accurately predict the non-qualifying income from these investments, which could cause the Fund to inadvertently fail to qualify as a RIC.

If the Fund fails to satisfy the 90% Test or diversification requirements in any taxable year, the Fund may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If these relief provisions are not available to the Fund for any year in which it fails to qualify as a RIC, all of its taxable income will be subject to federal income tax at regular corporate income tax rates without any deduction for distributions to shareholders, and such distributions generally will be taxable to shareholders as dividends to the extent of the Fund’s then-current and accumulated earnings and profits. In this event, distributions generally will be eligible for the dividends-received deduction for corporate shareholders and for the lower capital gains tax rates applicable to qualified dividend income for non-corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions before requalifying as a RIC.

Federal Excise Tax. If the Fund fails to distribute in a calendar year at least 98% of its ordinary income for the year and 98.2% of its capital gain net income (the excess of capital gains over capital losses without regard to holding periods) for the one-year period ending generally October 31 of that calendar year (and any retained amount from the prior calendar year on which the Fund paid no federal income tax), the Fund will be subject to a nondeductible 4% federal excise tax on the undistributed amounts. The Fund intends to make sufficient distributions to avoid imposition of this tax, or to retain, at most, its net capital gains and pay tax thereon.

Capital Loss Carryovers. If the Fund has a “net capital loss” (that is, capital losses in excess of capital gains) for a taxable year, the excess of the Fund’s net short-term capital losses over its net long-term capital gains is treated as a short-term capital loss arising on the first day of the Fund’s next taxable year, and the excess of the Fund’s net long-term capital losses over its net short-term capital gains is treated as a long-term capital loss arising on the first day of the Fund’s next taxable year. As of June 30, 2021, the Fund had a short-term capital loss carry forward of $9,647 and long-term capital loss carry forward of $183,448. To the extent that the Fund may realize future net capital gains, those gains will be offset by any of its unused capital loss carry forward. Future capital loss carry forward utilization in any given year may be subject to Internal Revenue Code limitations.

As long as the Fund qualifies as a RIC, realized net capital losses may be carried forward indefinitely until used, subject to limitations if the Fund undergoes a change in ownership.

Distributions to Shareholders. Distributions of investment company taxable income will generally be taxable to shareholders as ordinary income. Distributions of net capital gain will be taxable to shareholders as long-term capital gain regardless of how long such shareholder held its shares.

For non-corporate shareholders, certain distributions of investment company taxable income from the Fund may qualify as qualified dividend income. Qualified dividend income distributed to a non-corporate shareholder is taxable at long-term capital gains rates if the shareholder satisfies certain holding period requirements. A distribution of investment company taxable income from the Fund generally qualifies for such treatment to the extent it is attributable to and reported as qualified dividend income, and provided that certain holding period requirements are met by the shareholder.

The Fund will report to you the amount of distributions of investment company taxable income, qualified dividend income and net capital gain, if any, at the time they are paid and will report to you their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not held Fund shares for a full year, you may receive distributions of investment company taxable income, qualified dividend income or net capital gain in amounts that are not equal to the actual amount of such income earned during the period of your investment in the Fund.

If the Fund’s distributions exceed its then-current and accumulated earnings and profits, all or a portion of the distributions made in the same taxable year may be characterized as a return of capital to shareholders. A return of capital distribution will generally not be taxable, but will reduce each shareholder’s cost basis in its Fund shares and result in a higher capital gain or lower capital loss when those shares on which the distribution was received are repurchased by the Fund.

In addition to the federal income tax, certain individuals, trusts, and estates may be subject to a Net Investment Income (“NII”) tax of 3.8%. The NII tax is imposed on the lesser of (i) a taxpayer’s investment income, net of deductions properly allocable to such income, or (ii) the amount by which such taxpayer’s modified adjusted gross income exceeds certain thresholds ($250,000 for married individuals filing jointly, $200,000 for unmarried individuals, and $125,000 for married individuals filing separately). The Fund’s distributions are includable in a shareholder’s investment income for purposes of this NII tax. In addition, any capital gain or dividend income realized by a shareholder upon a repurchase of Fund shares is includable in the shareholder’s investment income for purposes of this NII tax.

The Fund may invest in complex securities. These investments may be subject to numerous special and complex tax rules. These rules could affect whether gains and losses recognized by the Fund are treated as ordinary income or capital gain, or long-term or short-term capital gain, and could accelerate the recognition of income to the Fund and/or defer the Fund’s ability to recognize losses. In turn, those rules may affect the amount, timing or character of the income distributed to you by the Fund.

With respect to investments in STRIPS and other zero coupon securities which are sold with original issue discount and thus do not make periodic cash interest payments, the Fund will be required to include as part of its current income the imputed interest on such obligations even though the Fund has not received any interest payments on such obligations during that period. Because the Fund seeks to distribute substantially all of its investment company taxable income to its shareholders, the Fund may have to borrow funds or sell its portfolio securities to generate sufficient cash to distribute such imputed income, which may occur at a time when the Adviser would not have chosen to borrow or sell such securities, and which may result in taxable gain or loss.

The Fund (or its administrative agent) must report to the Internal Revenue Service (“IRS”) and furnish to certain Fund shareholders cost basis information for Fund shares that are repurchased by the Fund. In addition to reporting the gross proceeds from the repurchase of Fund shares, the Fund is also required to report the cost basis information for such shares and indicate whether these shares had a short-term or long-term holding period. These cost basis reporting requirements do not apply to shares held through a tax-deferred or other tax-advantaged arrangement, such as a 401(k) plan or individual retirement account, or to shares held by tax-exempt organizations, financial institutions, corporations (other than S corporations), banks, credit unions, and certain other entities and governmental bodies. For each repurchase of Fund shares, the Fund will permit shareholders to elect from among several IRS-approved cost basis methods. In the absence of an election, the Fund will use the average cost method as the default cost basis method. The cost basis method elected by the Fund shareholder (or the Fund’s default cost basis method) for each repurchase of Fund shares may not be changed after the settlement date of each such repurchase of Fund shares. Fund shareholders should consult with their tax advisors to determine which IRS-approved cost basis method is appropriate for their tax situation and to obtain more information about how cost basis reporting applies to them.

Repurchases of Fund Shares. Shareholders whose shares are repurchased by the Fund may realize a capital gain or loss on the repurchase. For federal income tax purposes, a repurchase generally should be treated as a sale if, after the repurchase, the shareholder does not own any Fund shares and is not deemed to constructively own any Fund shares through related individuals or entities under the attribution rules in Section 318 of the Code. Additionally, if a shareholder’s proportionate ownership interest in the Fund (taking into account shares constructively owned under the attribution rules) is reduced by more than 20% following a repurchase, the repurchase generally should be treated as a sale. If the foregoing tests are not met, there is a risk that the proceeds from a repurchase could be taxable as a dividend to such shareholder unless the payment for the shares is “not essentially equivalent to a dividend.” Furthermore, there is a risk that shareholders who do not participate in a repurchase could be treated as receiving a constructive dividend as a result of their proportionate increase in their ownership of the Fund resulting from the repurchase of other shareholders’ shares.

If a repurchase of Fund shares is treated as a sale, the amount of the capital gain or loss and the applicable tax rate will depend generally upon the amount paid for the shares, the amount received from the repurchase, and the length of time that the shares were held by the shareholder. Gain or loss realized upon a repurchase treated as a sale will generally be long-term capital gain or loss if the shares have been held for more than one year and short-term capital gain or loss if the shares have been held for one year or less. Any loss arising from the repurchase of shares held for six months or less, however, is treated as a long-term capital loss to the extent of any distributions of net capital gain received or deemed to be received with respect to such shares. In determining the holding period of such shares for this purpose, any period during which a shareholder’s risk of loss is offset by means of options, short sales or similar transactions is not counted. Different rules generally apply to shareholders who do not hold their Fund shares as a capital asset. If a shareholder purchases Fund shares (through reinvestment of distributions or otherwise) within thirty days before or after any Fund shares are repurchased at a loss, all or part of such loss will not be deductible and will instead increase the basis of the new shares.

Backup Withholding. In certain cases, the Fund will be required to withhold at the applicable backup withholding rate, and remit to the IRS, taxes on any distributions and repurchase proceeds paid to a shareholder who (1) has failed to provide a correct Social Security number or taxpayer identification number, (2) is subject to backup withholding by the IRS, (3) has not certified to the Fund that such shareholder is not subject to backup withholding, or (4) has failed to certify that he or she is a U.S. citizen or U.S. resident alien.

Withholding Under the Foreign Account Tax Compliance Act. Under the Foreign Account Tax Compliance Act (“FATCA”), the Fund may be required to withhold a generally nonrefundable 30% tax on (i) distributions of investment company taxable income and (ii) distributions of net capital gain and the gross proceeds of a redemption of Fund shares paid to (A) certain “foreign financial institutions” unless such foreign financial institution agrees to verify, monitor, and report to the IRS the identity of certain of its accountholders, among other items (or unless such entity is otherwise deemed compliant under the terms of an intergovernmental agreement between the United States and the entity’s country of residence), and (B) certain “non-financial foreign entities” unless such entity certifies to the Fund that it does not have any substantial U.S. owners or provides the name, address, and taxpayer identification number of each substantial U.S. owner, among other items. In December 2018, the IRS and Treasury Department released proposed Treasury Regulations that would eliminate FATCA withholding on Fund distributions of net capital gain and the gross proceeds from a redemption of Fund shares. Although taxpayers are entitled to rely on these proposed Treasury Regulations until final Treasury Regulations are issued, these proposed Treasury Regulations have not been finalized, may not be finalized in their proposed form, and are potentially subject to change. This FATCA withholding tax could also affect the Fund’s return on its investments in foreign securities or affect a shareholder’s return if the shareholder holds its Fund shares through a foreign intermediary. You are urged to consult your tax adviser regarding the application of this FATCA withholding tax to your investment in the Fund and the potential certification, compliance, due diligence, reporting, and withholding obligations to which you may become subject in order to avoid this withholding tax.

Separate from FATCA, non-U.S. taxpayers are generally subject to withholding tax at a flat rate of 30% on U.S.-source income that is not effectively connected with the conduct of a trade or business in the U.S. This withholding rate may be lower under the terms of a tax treaty or convention.

There may be other federal, state, local or foreign tax considerations applicable to prospective shareholders. Please consult your tax advisor regarding an investment in the Fund.

FUND TRANSACTIONS

Brokerage Transactions. The Fund will purchase Community Development Loans from Financial Institutions and Non-bank Lenders.

Generally, equity securities, both listed and over-the-counter, are bought and sold through brokerage transactions for which commissions are payable. Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer’s mark-up or reflect a dealer’s mark-down. Money market securities and other debt securities are usually bought and sold directly from the issuer or an underwriter or market maker for the securities. Generally, the Fund will not pay brokerage commissions for such purchases. When a debt security is bought from an underwriter, the purchase price will usually include an underwriting commission or concession. The purchase price for securities bought from dealers serving as market makers will similarly include the dealer’s mark-up or reflect a dealer’s mark-down. When the Fund executes transactions in the over-the-counter market, they will generally deal with primary market makers unless prices that are more favorable are otherwise obtainable.

In addition, the Adviser may place a combined order for two or more accounts it manages, including the Fund, engaged in the purchase or sale of the same security if, in its judgment, joint execution is in the best interest of each participant and will result in best price and execution. Transactions involving commingled orders are allocated in a manner deemed equitable to each account or fund. Although it is recognized that, in some cases, the joint execution of orders could adversely affect the price or volume of the security that a particular account or the Fund may obtain, it is the opinion of the Adviser that the advantages of combined orders outweigh the possible disadvantages of separate transactions. Nonetheless, the Adviser believes that the ability of the Fund to participate in higher volume transactions will generally be beneficial to the Fund.

For the fiscal years ended June 30, 2019, 2020, and 2021, the Fund did not pay any brokerage commissions on portfolio transactions.

Brokerage Selection. The Trust does not expect to use one particular broker or dealer, and when one or more brokers is believed capable of providing the best combination of price and execution, the Adviser may select a broker based upon brokerage or research services provided to the Adviser. The Adviser may pay a higher commission than otherwise obtainable from other brokers in return for such services only if a good faith determination is made that the commission is reasonable in relation to the services provided.

Section 28(e) of the 1934 Act permits the Adviser, under certain circumstances, to cause the Fund to pay a broker or dealer a commission for effecting a transaction in excess of the amount of commission another broker or dealer would have charged for effecting the transaction in recognition of the value of brokerage and research services provided by the broker or dealer. In addition to agency transactions, the Adviser may receive brokerage and research services in connection with certain riskless principal transactions, in accordance with applicable SEC guidance. Brokerage and research services include: (1) furnishing advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; (2) furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts; and (3) effecting securities transactions and performing functions incidental thereto (such as clearance, settlement, and custody). In the case of research services, the Adviser believes that access to independent investment research is beneficial to its investment decision-making processes and, therefore, to the Fund.

To the extent research services may be a factor in selecting brokers, such services may be in written form or through direct contact with individuals and may include information as to particular companies and securities as well as market, economic, or institutional areas and information which assists in the valuation and pricing of investments. Examples of research-oriented services for which the Adviser might utilize Fund commissions include research reports and other information on the economy, industries, sectors, groups of securities, individual companies, statistical information, political developments, technical market action, pricing and appraisal services, credit analysis, risk measurement analysis, performance and other analysis. The Adviser may use research services furnished by brokers in servicing all client accounts and not all services may necessarily be used by the Adviser in connection with the Fund or any other specific client account that paid commissions to the broker providing such services. Information so received by the Adviser will be in addition to and not in lieu of the services required to be performed by the Adviser under the Advisory Agreement. Any advisory or other fees paid to the Adviser are not reduced as a result of the receipt of research services.

In some cases the Adviser may receive a service from a broker that has both a “research” and a “non-research” use. When this occurs, the Adviser makes a good faith allocation, under all the circumstances, between the research and non-research uses of the service. The percentage of the service that is used for research purposes may be paid for with client commissions, while the Adviser will use its own funds to pay for the percentage of the service that is used for non-research purposes. In making this good faith allocation, the Adviser faces a potential conflict of interest, but the Adviser believes that its allocation procedures are reasonably designed to ensure that it appropriately allocates the anticipated use of such services to their research and non-research uses.

From time to time, the Fund may purchase new issues of securities for clients in a fixed price offering. In these situations, the seller may be a member of the selling group that will, in addition to selling securities, provide the Adviser with research services. FINRA has adopted rules expressly permitting these types of arrangements under certain circumstances. Generally, the seller will provide research “credits” in these situations at a rate that is higher than that which is available for typical secondary market transactions. These arrangements may not fall within the safe harbor of Section 28(e).

For the fiscal year ended June 30, 2021, the Fund did not pay any commissions on brokerage transactions directed to brokers pursuant to an agreement or understanding whereby the broker provides research or other brokerage services to the Adviser.

Brokerage with Fund Affiliates. The Fund may execute brokerage or other agency transactions through registered broker-dealer affiliates of the Fund, the Adviser or the Distributor for a commission in conformity with the 1940 Act, the 1934 Act and rules promulgated by the SEC. These rules require that commissions paid to the affiliate by the Fund for exchange transactions not exceed “usual and customary” brokerage commissions. The rules define “usual and customary” commissions to include amounts which are “reasonable and fair compared to the commission, fee or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time.” The Trustees, including those who are not “interested persons” of the Fund, have adopted procedures for evaluating the reasonableness of commissions paid to affiliates and review these procedures periodically.

For the fiscal years ended June 30, 2019, 2020 and 2021, the Fund did not pay any brokerage commissions on portfolio transactions effected by affiliated brokers of the Fund, the Adviser or the Distributor.

Securities of “Regular Broker-Dealers.” The Fund is required to identify any securities of its “regular brokers and dealers” (as such term is defined in the 1940 Act) which the Fund may hold at the close of its most recent fiscal year. As of June 30, 2021, the Fund did not hold any securities of its regular brokers or dealers.

Portfolio Turnover Rate. Portfolio turnover rate is defined under SEC rules as the greater of the value of the securities purchased or securities sold, excluding all securities whose maturities at the time of acquisition were one year or less, divided by the average monthly value of such securities owned during the year. Based on this definition, instruments with remaining maturities of less than one year are excluded from the calculation of the portfolio turnover rate. The Fund may at times hold investments in other short-term instruments, such as repurchase agreements, which are excluded for purposes of computing portfolio turnover. While the annual portfolio turnover rate is not expected to exceed 100% in normal circumstances, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. Because it is difficult to accurately predict portfolio turnover rates, actual turnover may be higher or lower than expected. Higher portfolio turnover results in increased Fund costs, including brokerage commissions, dealer mark-ups, other transaction costs on the sale of securities and on the reinvestment in other securities, and a greater amount of capital gains taxable to Fund shareholders. For the fiscal years ended June 30, 2020 and 2021, the Fund had a 7% and 27% portfolio turnover rate, respectively.

PORTFOLIO HOLDINGS

The Board has approved policies and procedures that govern the timing and circumstances regarding the disclosure of Fund portfolio holdings information to shareholders and third parties. These policies and procedures are designed to ensure that disclosure of information regarding the Fund’s portfolio securities is in the best interests of Fund shareholders, and include procedures to address conflicts between the interests of the Fund’s shareholders, on the one hand, and those of the Adviser, Distributor or any affiliated person of the Fund, the Adviser, or the Distributor, on the other. Pursuant to such procedures, the Board has authorized the Chief Compliance Officer (the “Authorized Person”) to authorize the release of the Fund’s portfolio holdings, as necessary, in conformity with the foregoing principles. The Authorized Person reports at least quarterly to the Board regarding the implementation of such policies and procedures.

Pursuant to applicable law, the Fund is required to disclose its complete portfolio holdings quarterly, within 60 days of the end of each fiscal quarter (currently, each March 31, June 30, September 30 and December 31). The Fund will disclose a complete schedule of investments in each semi-annual report and annual report to Fund shareholders or, following the first and third fiscal quarters, in quarterly holdings reports filed with the SEC on Part F of Form N-PORT. Semi-annual and annual reports are distributed to Fund shareholders. Quarterly holdings reports filed with the SEC on Part F of Form N-PORT are not distributed to Fund shareholders, but are available, free of charge, on the EDGAR database on the SEC’s website at http://www.sec.gov.

The Fund’s policies and procedures provide that the Authorized Person may authorize disclosure of portfolio holdings information to third parties at differing times and/or with different lag times than the information posted to the internet; provided that the recipient is, either by contractual agreement or otherwise by law, (i) required to maintain the confidentiality of the information, and (ii) prohibited from using the information to facilitate or assist in any securities transactions or investment program. No compensation or other consideration is paid to or received by any party in connection with the disclosure of portfolio holdings information, including the Fund, the Adviser and its affiliates or recipient of the Fund’s portfolio holdings information. The Fund will review a third party’s request for portfolio holdings information to ensure that the third party has legitimate business objectives for requesting such information.

The Adviser currently does not have any arrangements to provide Fund portfolio holdings information (including security name, ticker symbol, CUSIP, number of shares, current market value and percentage of portfolio, as well as percentage weightings for the Fund’s top ten holdings) to third parties prior to the date on which portfolio holdings information is posted on the SEC’s website.

In addition, the Fund’s service providers, such as the Custodian, Administrator and Transfer Agent, may receive portfolio holdings information as frequently as daily in connection with their services to the Fund. In addition to any contractual provisions relating to confidentiality of information that may be included in the service providers contract with the Fund, these arrangements impose obligations on the Fund’s service providers that would prohibit them from disclosing or trading on the Fund’s non-public information. Financial printers and pricing information vendors may receive portfolio holdings information, as necessary, in connection with their services to the Fund.

ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM

The Fund has established an Anti-Money Laundering Compliance Program (the “Program”) as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”). To ensure compliance with this law, the Program provides for the development of internal practices, procedures and controls, designation of anti-money laundering compliance officers, an ongoing training program and an independent audit function to determine the effectiveness of the Program. Constantine Andrew (Dean) Pelos has been designated as the Anti-Money Laundering Officer of the Fund.

Procedures to implement the Program include, but are not limited to: determining that the Distributor and the Transfer Agent have established proper anti-money laundering procedures; reporting suspicious and/or fraudulent activity; and a complete and thorough review of all new account applications. The Fund will not transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA PATRIOT Act.

As a result of the Program, the Fund may be required to “freeze” the account of a shareholder if the shareholder appears to be involved in suspicious activity or if certain account information matches information on government lists of known terrorists or other suspicious persons, or the Fund may be required to transfer the account or proceeds of the account to a governmental agency.

DESCRIPTION OF SHARES

The Declaration of Trust authorizes the issuance of an unlimited number of shares of the Fund, each of which represents an equal proportionate interest in the Fund with each other share. Shares are entitled upon liquidation to a pro rata share in the net assets of the Fund. Shareholders have no preemptive rights. The Declaration of Trust provides that the Trustees may create additional classes of shares. Share certificates representing shares will not be issued. The Fund’s shares, when issued, are fully paid and non-assessable.

SHAREHOLDER LIABILITY

The Fund is a Delaware statutory trust. The Declaration of Trust contains an express disclaimer of shareholder liability for obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by or on behalf of the Fund or the Trustees. The Declaration of Trust provides for indemnification out of the Fund property for any shareholder held personally liable for the obligations of the Fund.

LIMITATION OF TRUSTEES’ LIABILITY

The Declaration of Trust provides that a Trustee shall be liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard for the duties involved in the conduct of his or her office and, if reasonable care has been exercised in the selection of officers, agents, employees or investment advisers, shall not be liable for any neglect or wrongdoing of any such person. The Declaration of Trust also provides that the Fund will indemnify its Trustees against liabilities and expenses incurred in connection with actual or threatened litigation in which they may be involved because of their offices with the Fund unless it is determined in the manner provided in the Declaration of Trust that they have not acted in good faith in the reasonable belief that their actions were in the best interests of the Fund. However, nothing in the Declaration of Trust shall protect or indemnify a Trustee against any liability for his or her willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties. Nothing contained in this section attempts to disclaim a Trustee’s individual liability in any manner inconsistent with the federal securities laws.

PROXY VOTING

The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Adviser. The Adviser currently has not adopted proxy voting policies and procedures because the Fund invests primarily in Community Development Loans. In the event that the Fund invests in voting securities, the Adviser will adopt proxy voting policies and procedures. The Board will periodically review the Fund’s proxy voting record, as applicable.

The Fund is required to disclose annually the Fund’s complete proxy voting record on Form N-PX. Information relating to how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX: (i) without charge, upon request, by calling 1-855-386-3504, and (ii) on the SEC’s website at http://www.sec.gov.

CODES OF ETHICS

The Board, on behalf of the Fund, has adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act. In addition, the Adviser has adopted a Code of Ethics pursuant to Rule 17j-1. Copies of these Codes of Ethics are on file with the SEC, and are available to the public. These Codes of Ethics apply to the personal investing activities of trustees, directors, officers, and certain employees (“Access Persons”). Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons. Under each Code of Ethics, Access Persons are permitted to engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. Access Persons are prohibited from engaging in personal securities transactions in securities that are held by the Fund. In addition, all Access Persons are required to obtain approval before investing in initial public offerings or private placements or are prohibited from making such investments. The Distributor relies on the principal underwriters exception under Rule 17j-1(c)(3), specifically where the Distributor is not affiliated with the Fund or the Adviser, and no officer, director or general partner of the Distributor serves as an officer, director or general partner of the Fund or the Adviser. As a result, the Distributor has not adopted a Code of Ethics pursuant to Rule 17j-1 with respect to the Fund.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

As of January 31, 2022, the Trustees and officers of the Fund, as a group, owned less than 1% of the outstanding shares of the Fund.

As of January 31, 2022, the following persons were each a record owner (or to the knowledge of the Fund, a beneficial owner) of 5% or more of the Fund. Any person who beneficially owns 25% or more of the outstanding shares of the Fund may be presumed to “control” (as that term is defined in the 1940 Act) the Fund. Shareholders controlling the Fund could have the ability to vote a majority of the shares of the Fund on any matter requiring the approval of Fund shareholders.

Name and Address	Percent of the Fund	Nature of Ownership	Parent Company	Jurisdiction
Northwest Federal Credit Union 200 Spring Street Herndon, VA 20170	32.28%	Beneficial	N/A	VA
Colony Bank 115 South Grant Street Fitzgerald, GA 31750	9.99%	Beneficial	Colony Bancorp, Inc.	GA
Southern State Bank 615 Quintard Avenue Anniston, AL 36202	8.94%	Beneficial	Southern States Bancshares, Inc.	AL
Actors Federal Credit Union 165 West 46th Street New York, NY 10036	8.93%	Beneficial	N/A	NY
East West Bank 135 North Los Robles Avenue Pasadena, CA 91101	8.02%	Beneficial	East West Bancorp, Inc.	CA

FINANCIAL STATEMENTS

The financial statements of the Fund and the independent registered public accounting firm’s report appearing in the Fund’s Annual Report for the fiscal year ended June 30, 2021 are hereby incorporated by reference. Shareholders may obtain copies of the Fund’s Prospectus, SAI or 2021 Annual Report free of charge by calling the Fund toll-free at 1-855-386-3504.

BLUESTONE COMMUNITY DEVELOPMENT FUND

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements

Part A: The financial highlights of the Registrant for the fiscal year ended June 30, 2021 are included in Part A of this registration statement in the section entitled “Financial Highlights.”

Part B: The Registrant’s audited financial statements for the fiscal year ended June 30, 2021 in the Registrant’s 2021 Annual Report, filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

(2)	Exhibits

(a)(i)	Amended and Restated Certificate of Trust – filed herewith

(a)(ii)	Amended and Restated Agreement and Declaration of Trust – filed herewith

(b)	Amended and Restated Bylaws – filed herewith

(c)	Voting Trust Agreement – not applicable

(d)	Instruments Defining Rights of Shareholders – none other than the Declaration of Trust and Bylaws.

(e)	Distribution Reinvestment Plan(1)

(f)	Not applicable

(g)(i)	Investment Advisory Agreement(6)

(g)(ii)	First Amendment to Investment Advisory Agreement – filed herewith

(h)(i)	Distribution Agreement(3)

(h)(ii)	First Amendment to Distribution Agreement(4)

(h)(iii)	Second Amendment to Distribution Agreement(6)

(h)(iv)	Novation Agreement (Effective September 30, 2021)(8)

(h)(v)	Form of Wholesaling Agreement(3)

(h)(vi)	Distribution Services Agreement(6)

(h)(vii)	Novation Agreement (Effective September 30, 2021)(9)

(i)	Bonus or Profit Sharing – not applicable

(j)	Amended and Restated Custody Agreement(6)

(k)	Other Material Contracts:

(i) Amended and Restated Administration, Fund Accounting and Transfer Agent Agreement(6)

(ii) Amendment to Amended and Restated Administration, Fund Accounting and Transfer Agent and Custody Agreements(7)

(iii) Amended and Restated Escrow Agreement(6)

(iv) Operating Expenses Limitation Agreement – filed herewith

(v) Compliance Consulting Agreement(8)

(vi) Powers of Attorney(8)

(l)(i)	Opinion and Consent of Godfrey & Kahn, S.C.(2)

(l)(ii)	Consent of Godfrey & Kahn, S.C. – filed herewith

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm – filed herewith

(o)	Omitted Financial Statements – not applicable

(p)	Initial Subscription Agreement(1)

(q)	Not applicable

(r)	Code of Ethics:

(i)	Registrant Code of Ethics(5)

(ii)	Adviser Code of Ethics(6)

(1)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 as filed with the Commission on November 21, 2013.

(2)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 as filed with the Commission on November 26, 2013.

(3)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 as filed with the Commission on May 22, 2014.

(4)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 as filed with the Commission on May 20, 2015.

(5)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-2 as filed with the Commission on October 27, 2017.

(6)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 11 to the Registration Statement on Form N-2 as filed with the Commission on May 24, 2019.

(7)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 13 to the Registration Statement on Form N-2 as filed with the Commission on October 22, 2020.

(8)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 14 to the Registration Statement on Form N-2 as filed with the Commission on October 26, 2021.

(9)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 15 to the Registration Statement on Form N-2 as filed with the Commission on December 17, 2021.

Item 26.	Marketing Arrangements.

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated by reference.

Item 27.	Other Expenses of Issuance and Distribution.

The following reflects an itemized statement of estimated expenses incurred in connection with the registration and initial offering period of Fund shares associated with the Fund’s commencement of operations in December 2013:

SEC registration fee	$0
FINRA filing fee	$0
Printing and mailing expenses	$5,000
Blue sky filing fees and expenses	$23,500
Legal fees and expenses	$100,000
Accounting fees and expenses	$53,000
Transfer agent fees	$0
Advertising and sales literature	$0
Miscellaneous	$5,000
Total	$186,500

Item 28.	Persons Controlled by or Under Common Control.

The information in the Statement of Additional Information “Control Persons and Principal Shareholders” and “Trustees and Officers of the Fund” is incorporated by reference.

Item 29.	Numbers of Holders of Securities.

The following table sets forth the number of record holders of the Registrant’s common stock as of January 31, 2022:

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest	15

Item 30.	Indemnification.

Reference is made to Article VII of the Registrant’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) and Article VI of the Registrant’s Amended and Restated Bylaws (the “Bylaws”). Article VII, Section 2 of the Declaration of Trust provides that the Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser or principal underwriter of the Registrant, nor for the act or omission of any other Trustee, and, subject to the provisions of the Bylaws, the Registrant out of its assets may indemnify and hold harmless each and every Trustee and officer of the Registrant from and against any and all claims, demands, costs, losses, expenses and damages whatsoever arising out of or related to such Trustee’s or officer’s performance of his or her duties as a Trustee or officer of the Registrant; provided that nothing therein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Registrant or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Article VI, Section 2 of the Bylaws provides generally that the Registrant shall indemnify any Trustee or officer of the Registrant who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Registrant) by reason of the fact that such person is or was a Trustee or officer of the Registrant, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if it is determined that such person acted in good faith and reasonably believed: (a) in the case of conduct in his official capacity as an agent of the Registrant, that his conduct was in the Registrant’s best interests; (b) in all other cases, that his conduct was at least not opposed to the Registrant’s best interests; and (c) in the case of a criminal proceeding, that he had no reasonable cause to believe the conduct of that person was unlawful.

Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Item 31.	Business and Other Connections of Investment Adviser.

Equalize Capital LLC (the “Adviser”) serves as the investment adviser to Bluestone Community Development Fund (to be renamed Equalize Community Development Fund). The Adviser’s principal office is located at 151 Calle de San Francisco, Suite 200 PMB 5333, San Juan, PR 00901-1607. The Adviser is an SEC-registered investment adviser under the Investment Advisers Act of 1940, as amended. Additional information about the Adviser and its managers and executive officers is incorporated by reference to the Statement of Additional Information incorporated herein and Part 1A of the Adviser’s Uniform Application for Investment Adviser Registration on Form ADV, as filed with the SEC. The managers and officers of the Adviser have not been engaged with any other business, profession, vocation or employment of a substantial nature within the last two fiscal years for their own account or in the capacity of director, officer, employee, partner, or trustee, except as described herein.

Name and Position with Adviser	Name and Address of Other Companies	Position with Other Companies
Lee A. Calfo Chief Executive Officer, Portfolio Manager and Member

American Home Opportunity Mortgage Fund

37 West Avenue, Suite 301

Wayne, PA 19087

J. Alden Associates, Inc. and Alden Capital Management, LLC

261 Old York Road, Suite 837

Jenkintown, PA 19046

Bluestone Capital Management, LLC

37 West Avenue, Suite 301

Wayne, PA 19087

Managing Partner, American Home Opportunity Mortgage Fund (private partnership fund) (since 2020); Chief Executive Officer, J. Alden Associates, Inc. (broker-dealer) (since 2018); Chief Executive Officer, Alden Capital Management, LLC (asset management firm) (since 2018); Chief Executive Officer and Portfolio Manager, Bluestone Capital Management, LLC (investment advisory firm) (2010-2020)
Joseph Gladue Chief Financial Officer, Portfolio Manager and Member	American Home Opportunity Mortgage Fund 37 West Avenue, Suite 301 Wayne, PA 19087 J. Alden Associates, Inc. 261 Old York Road, Suite 837 Jenkintown, PA 19046	Managing Partner, American Home Opportunity Mortgage Fund (private partnership fund) (since 2020); Director of Research, J. Alden Associates, Inc. (broker-dealer) (since 2019)
Kenneth R. Smith Chief Compliance Officer and Member

J. Alden Associates, Inc. and Alden Capital Management, LLC

261 Old York Road, Suite 837

Jenkintown, PA 19046

Compass Financial Advisors, LLC

P.O. Box 652

Media, PA 19063

Dekania Capital Management, LLC

3 Columbus Circle, 24th Floor

New York, NY 10019

Cohen & Company Financial Management, LLC

3 Columbus Circle, 24th Floor

New York, NY 10019

MCG Securities LLC and Bluestone Capital Management, LLC

37 West Avenue, Suite 301

Wayne, PA 19087

Chief Compliance Officer and Partner, Alden Capital Management, LLC (asset management firm) (since 2018); Chief Compliance Officer and Partner, J. Alden Associates, Inc. (broker-dealer) (since 2018); Chief Compliance Officer and Founder, Compass Financial Advisors, LLC (investment advisory firm) (since 2003); Chief Compliance Officer, Dekania Capital Management, LLC (investment advisory firm) (2016-2020); Chief Compliance Officer, Cohen & Company Financial Management, LLC (investment advisory firm) (2016-2020); Chief Compliance Officer, Bluestone Capital Management, LLC (investment advisory firm) (2014-2020); Chief Compliance Officer, MCG Securities LLC (broker-dealer) (2011-2020)

Item 32.	Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), are maintained at the following locations:

Records Relating to:	Are Located At:
Registrant’s Investment Adviser	Equalize Capital LLC 151 Calle de San Francisco Suite 200 PMB 5333 San Juan, PR 00901-1607
Registrant’s Fund Administrator, Fund Accountant and Transfer Agent	UMB Fund Services, Inc. 235 West Galena Street Milwaukee, WI 53212
Registrant’s Custodian and Escrow Agent	UMB Bank, n.a. 1010 Grand Boulevard Kansas City, MO 64106
Registrant’s Distributor	Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, ME 04101
Registrant’s Loan Servicing Agent	Alter Domus (US) LLC 225 West Washington Street 9th Floor Chicago, IL 60606

Item 33.	Management Services.

Not applicable.

Item 34.	Undertakings.

(1)	The Registrant hereby undertakes to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if:

(a)	subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement, or

(b)	the net asset value increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

(2)	Not applicable.

(3)	Not applicable.

(4)	The Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C under the Securities Act of 1933; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iii)	any other communication that is an offer in the offering made by the Registrant to the purchaser.

(5)	Not applicable.

(6)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment No. 16 to its Registration Statement under Rule 486(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 16 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wayne and the State of Pennsylvania on the 15th day of February, 2022.

BLUESTONE COMMUNITY DEVELOPMENT FUND
(Registrant)

By:	/s/ Lee A. Calfo
Lee A. Calfo President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 16 to its Registration Statement on Form N-2 has been signed below on February 15, 2022 by the following persons in the capacities indicated.

Signature	Title

/s/ Lee A. Calfo
Lee A. Calfo	President and Principal Executive Officer

/s/ Joseph Gladue
Joseph Gladue	Treasurer, Principal Financial Officer and Principal Accounting Officer

*
Jorge A. Junquera Diez	Trustee

*
Cornelius J. Lavelle	Trustee

*
J. Clay Singleton	Trustee

*
George Stelljes, III	Chairman and Trustee

*By:	/s/ Lee A. Calfo
Lee A. Calfo
Attorney-in-fact pursuant to Powers of Attorney previously filed.